

Southern Company

2024 Notice of Annual Meeting
of Stockholders &

Proxy Statement



Our Company

44,000 MW
of generating capacity

Capabilities in
50 States

9 million
Customers

More than
28,000
Employees

7
Electric & natural gas utilities

Major Subsidiaries

Alabama Power
1.5 million
electric utility customers

Georgia Power
2.8 million
electric utility customers

Mississippi Power
192,000
electric utility customers

Southern Power
12,500 MW
of wholesale solar, wind, natural gas and clean alternative technology provider in 15 states

Southern Company Gas
4.4 million
natural gas distribution customers across four state-regulated, wholesale and retail energy businesses and gas storage facilities in the U.S.
- Atlanta Gas Light (GA)
- Chattanooga Gas (TN)
- Nicor Gas (IL)
- Virginia Natural Gas (VA)

Southern Linc
Wireless communications service

PowerSecure
A national leader in distributed infrastructure technologies doing business nationwide

Southern Nuclear
An innovative leader among the nation's nuclear energy industry

Our Mission
Building the future of energy

For more than a century, we've been providing clean, safe, reliable and affordable energy to the customers and communities we're privileged to serve. Through industry-leading innovation and a commitment to a net-zero future, we're delivering sustainable and resilient energy solutions that help to drive growth and prosperity.

Our Values

Our Values establish the foundational behaviors that guide how we work and outline how we make decisions and take actions. Our Values reflect how we lead, engage, collaborate and perform as One Team. In 2023, the Company refreshed our Values to truly reflect how we make one another better and deliver clean, safe, reliable and affordable energy solutions for our customers and communities.

At Southern Company, Our Values will guide us to make every decision, every day, in the right way.


Safety First
We actively care about the safety and well-being of our employees, customers and communities. Safely approaching every job, every day, always comes first.


Intentional Inclusion
We are One Team, working to foster a culture of belonging and ensuring our diverse team feels valued. Investing in an equitable culture benefits our employees, customers, communities and stockholders.


Act with Integrity
We act with honesty, respect and fairness, demonstrating trustworthiness in all we do. We are true to our word and follow through on our commitments.


Superior Performance
We are dedicated to superior performance throughout our business. We will continue our strong focus on innovative solutions, improving how we run our business and our commitment to environmental stewardship.

Table of Contents

Southern Company is a holding company that conducts its business through its subsidiaries; accordingly, unless the context otherwise requires, references in this proxy statement to Southern Company's operations, such as generating activities, GHG emissions and employment practices, refer to those operations conducted through its subsidiaries.

Links to websites included in this proxy statement are provided solely for convenience purposes. Content on the websites, including content on our Company website, is not, and shall not be deemed to be, part of this proxy statement or incorporated herein or into any of our other filings with the Securities and Exchange Commission (SEC).

See Appendix A - Definitions of Key Terms on page 113 for many key terms and acronyms used in this proxy statement.

Notice of Annual Meeting of Stockholders of Southern Company



Date and time
Wednesday, May 22, 2024
10:00 a.m., ET

Access the Annual Meeting
Stockholders may participate in the virtual annual meeting by logging in at *www.virtualshareholdermeeting.com/SO2024*.


Record date
Stockholders of record at the close of business on March 25, 2024 are entitled to attend and vote at the annual meeting. On that date, there were 1,094,633,419 shares of common stock of Southern Company outstanding and entitled to vote.

On April 12, 2024, these proxy materials and our annual report are being mailed or made available to stockholders.

Items of Business

Stockholders are being asked to vote on the agenda items described below and to consider any other business properly brought before the 2024 annual meeting and any adjournment or postponement of the meeting.

1	Elect 13 Directors
2	Conduct an advisory vote to approve executive compensation, often referred to as a Say on Pay
3	Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2024
4	Approve an amendment to the Restated Certificate of Incorporation to reduce the supermajority vote requirement to a majority vote
5-6	Vote on two stockholder proposals, if properly presented at the meeting

Every Vote is Important to Southern Company

We have created an annual meeting website at *southerncompanyannualmeeting.com* to make it easy to access our 2024 annual meeting materials. At the annual meeting website, you can find an overview of the items to be voted, the proxy statement and the annual report to read online or to download, as well as a link to vote your shares.

Even if you plan to attend the virtual annual meeting, please vote as soon as possible by internet or by telephone or, if you received a paper copy of the proxy form by mail, by signing and returning the proxy form.


Vote by mail
If you received a paper copy of the proxy form by mail, you can mark, sign, date and return the proxy form in the enclosed, postage-paid envelope.



Vote by internet or telephone
Voting by internet or by telephone is fast and convenient, and your vote is immediately confirmed and tabulated.

Internet *www.proxyvote.com* (24/7)
Telephone 1-800-690-6903 (24/7)

By Order of the Board of Directors
April 12, 2024

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual Meeting of Stockholders to be held on May 22, 2024: The proxy statement and the annual report are available at *investor.southerncompany.com*.

The 2024 annual meeting will be held entirely online via live webcast. This virtual format will leverage the latest technology to provide expanded access to all stockholders, regardless of physical location, and is designed to ensure that stockholders have the same rights and opportunities throughout the virtual meeting as they would at an in-person meeting. Stockholders will be able to participate in the virtual annual meeting, vote and submit questions from any location via the internet by logging in at *www.virtualshareholdermeeting.com/SO2024* and entering the 16-digit control number on your proxy card, voting instruction form or Notice of Internet Availability. Stockholders who do not receive a 16-digit control number should consult their voting instruction form or Notice of Internet Availability and may need to obtain a legal proxy in advance of the virtual annual meeting in order to participate. See page 105 for more information about the virtual annual meeting.

Letter from our Chairman and Chief Executive Officer

Dear Fellow Stockholders:

You are invited to attend the Southern Company 2024 Annual Meeting of Stockholders at 10:00 a.m., ET, on Wednesday, May 22, 2024. We will be conducting the annual meeting online via live webcast to allow greater stockholder participation in the meeting. See page 105 for information about how to participate in the virtual annual meeting.

2023 was an exceptional year for Southern Company. We delivered strong financial results in the face of unprecedented headwinds, constructed new generating units that will help to reduce our carbon footprint and made grid and pipeline enhancements designed to further strengthen the reliability and resilience of our systems. These achievements reflect our team's steadfast commitment to keep the customers and the communities we are privileged to serve at the center of everything we do.

Excelling at the Fundamentals

The successful completion of Plant Vogtle Unit 3, the first newly constructed nuclear unit in the United States in over three decades, was a hallmark accomplishment of 2023. We continue to make meaningful progress toward the completion of Unit 4 with initial sync with the grid achieved in March, and we project Unit 4 to be in service in the second quarter of this year. In 2023, we also concluded the Vogtle 3 and 4 prudence process with regulators and intervenors in Georgia, resolving all issues of reasonableness, prudence and cost recovery.

For our regulated electric utilities, our robust integrated resource planning process informs capital investment plans and helps to ensure clean, safe, reliable and affordable energy across our footprint in the Southeast. In addition to the new nuclear units at Vogtle, in 2023 we successfully completed construction of a brand-new combined cycle plant on schedule at Alabama Power's Plant Barry and invested over $3 billion in transmission and distribution enhancements across Georgia, Alabama and Mississippi. Our Southern Power subsidiary acquired two new solar projects that, once construction is complete, will add more carbon-free generation to its portfolio of fully contracted renewable generation. These projects, as well as many others, resulted in continued progress toward our net zero greenhouse gas emission reduction goal – through 2023, we achieved a 49% reduction compared to our 2007 baseline.

Our natural gas businesses performed well with ongoing infrastructure investments bolstering the safety and reliability of our systems. We expanded our system to serve new customers and continued to score highly in customer satisfaction and customer care. We continue to believe natural gas will be part of our energy transition, and we remain focused on solutions that can support methane reduction across the value chain.

Serving Our Customers and Elevating Our Communities

Our customer-focused business model continues to be the cornerstone for delivering value to customers and stockholders alike. Our experienced management team has a long track record of successfully executing on this time-tested model, and we believe our Company is well-positioned for continued success.

Southern Company also has a long history of being a citizen wherever we serve. We continue to be committed to the customers and communities we are privileged to serve as we strive to make lives better as a result of our presence and involvement.

Leading through Innovation

Several years of extraordinary success in attracting new and expanding businesses to our states underpins our optimistic outlook for the future. Georgia Power filed an update to its integrated resource plan with the Georgia PSC to accommodate the projected energy needs resulting from robust economic growth. The updated plan, which is subject to approval by the Georgia PSC, includes the deployment of new generation resources, battery energy storage systems, distributed energy resources and conventional power plants. Of note, Georgia Power now anticipates adding approximately 10,000 MWs of new renewable resources by 2035, double its previous projection.

I am extraordinarily proud of the hard work, collaboration, perseverance and leadership that our employees showed throughout the year to enable us to achieve these outstanding results. Having a team prepared to rise to such new heights doesn't just happen. For decades, we have prioritized investing in our people, with a focus on positioning our leaders and their teams to provide the exceptional service customers expect, support our growing communities and deliver the innovative solutions needed in an evolving energy landscape.

We hope that you can join us at the virtual annual meeting to discuss Southern Company's 2023 performance, vote on the items of business noted in this proxy statement and answer stockholder questions.

Your vote is important. We urge you to vote as soon as possible by internet or by telephone or, if you received a paper copy of the proxy form by mail, by signing and returning the proxy form.

We are grateful for your continued confidence in Southern Company.



Christopher C. Womack
Chairman, President and
Chief Executive Officer
April 12, 2024

Letter from our Independent Directors

Dear Fellow Stockholders:

As independent Directors, we strive to govern Southern Company in a prudent and transparent manner with a commitment to sound governance principles. We thank you for the trust you place in us.

CEO Succession and Board Leadership Structure

One of our most important responsibilities as independent Directors is selecting the best leader for our Company and planning and executing a CEO transition. We fulfilled that responsibility through a seamless CEO transition as Chris Womack succeeded Tom Fanning as CEO in May 2023.

Another important responsibility is evaluating the optimal board leadership structure for our Company and its stockholders from time to time. As part of the CEO succession planning process, we evaluated our board leadership structure and decided to have Tom Fanning remain in a leadership position on the Board as Executive Chairman. We continued to evaluate our board leadership structure throughout the year and unanimously concluded to recombine the roles of Chairman and CEO effective December 31, 2023, the date he retired from the Board. We are grateful to Tom Fanning for his many years of service to our Company, and we are confident in Chris Womack's leadership as Chairman, President and CEO. Throughout this board leadership transition, we have continued to maintain an empowered Lead Independent Director appointed by the Board's independent members.

"We are grateful to Tom Fanning for his many years of service to our Company, and we are confident in Chris Womack's leadership as Chairman, President and CEO."

Oversight of Strategy

As the energy industry continues to evolve and as we project significant load growth in our service territories over the coming years, our Company remains committed to developing durable business strategies and to supporting policies that help customers and communities shift to a new energy economy. We believe that companies with a clear sense of purpose combined with a culture that embraces change, engages in healthy debate and encourages innovation will be the most adaptable.

At each Board meeting and during our regular strategy sessions, we contribute to management's strategic plan by engaging senior leaders in robust discussions about strategy, business priorities and long-term risks and opportunities. We work closely with management on planning and transitioning our generating fleet, with focus given to capital allocation for replacement capacity and grid enhancements, community and employee impacts and advocacy for policies to help mitigate cost and societal impacts of the transition.

One of the Company's primary achievements in 2023 was the progress made at Georgia Power's Plant Vogtle. Planning and construction of nuclear units 3 and 4 at Plant Vogtle began over 15 years ago. As independent Directors, we have remained diligent in our oversight of this important clean energy project, the first new nuclear units in the U.S. in over 30 years.

Unit 3 entered service in 2023 and delivered over 5 million megawatt hours of safe, reliable, carbon-free energy across Georgia, and the Company made significant progress on Unit 4 during the year. Once Unit 4 is complete, these two units are expected to serve customers with carbon-free electricity for the next 60 to 80 years and, alongside the two existing units, will be the largest producer of carbon-free energy in the United States.

Board Refreshment

Board refreshment, Board diversity and meaningful Board succession planning are governed by robust, evergreen processes with the participation of all Directors. In 2023, we added four new Directors to our Board: Shan Cooper, David Meador, Lizanne Thomas and Chris Womack. In addition to Tom Fanning's retirement at the end of 2023, two additional members of our Board will retire at the upcoming annual meeting, Ernie Moniz and Jenner Wood. Our Board aims to strike a balance between the knowledge that comes from longer-term service on our Board and the new experience and ideas that can come from adding Directors to our Board. We believe in the business value of having diverse perspectives in the boardroom, and seek to ensure we have the right mix of qualifications, attributes, skills and experience to address the Company's current and future needs.

Workforce Sustainability and Intentional Inclusion

We recognize that Southern Company's talent is one of its greatest strengths, and the Company has a strong track record of employee engagement, development and retention. Workforce sustainability topics are regularly discussed by the Board and its committees. As we think long term, we believe a diverse, equitable and inclusive corporate culture brings broader perspectives, greater innovation, richer thinking and wider cultural bandwidth. We also recognize the importance of racial equity and inclusion within the communities Southern Company serves, and the Company's Moving to Equity initiative is regularly discussed by the Board and its committees.

Stakeholder Engagement

We maintain our focus on understanding and responding to the viewpoints of our investors and other stakeholders. We support management's efforts to engage with a broad set of stakeholders and to enhance the Company's sustainability disclosures in response to their feedback. On behalf of the Board, independent Directors also remain committed to engagement with our largest stockholders. In 2023 and early 2024, independent Directors directly engaged with stockholders representing over 20% of our outstanding shares.

Thank you for the trust you place in us. By helping management address near-term priorities and challenges while maintaining a long-term outlook, we are best able to support our common goal of creating enduring long-term value for customers, employees and stockholders alike. We are grateful for the opportunity to serve Southern Company on your behalf.


Dr. Janaki Akella


Henry A. Clark III


Shantella E. Cooper


Anthony F. Earley, Jr.


David J. Grain


Donald M. James


John D. Johns


Dr. Dale E. Klein


David E. Meador


Dr. Ernest J. Moniz


William G. Smith, Jr.


Kristine L. Svinicki


Lizanne Thomas


E. Jenner Wood III

Company Performance

Our Strategy

We are one of America's premier energy companies, delivering clean, safe, reliable and affordable energy to our electric and natural gas customers through our state regulated utilities. Our strategy is to maximize long-term value to stockholders through a customer-, community- and relationship-focused business model that is designed to produce sustainable levels of return on energy infrastructure.

Our 2023 Performance

Our goal is to deliver long-term value to stockholders with appropriate risk-adjusted total shareholder return (TSR). During 2023, we maintained our track record of strong reliability and customer service, Georgia Power brought Plant Vogtle Unit 3 into commercial operation and achieved significant milestones for Unit 4, we expanded our portfolio of zero-carbon generating facilities, we achieved constructive regulatory outcomes across several subsidiaries and we executed our financial plan. Underpinning these successes is our commitment to excel at the fundamentals, which includes prioritizing customers and communities as well as focusing on the well-being of our employees.

Delivering Strong Financial Results and Creating Value for Stockholders

▶ We reported adjusted EPS at the top end of our guidance range for 2023. Throughout the year, we faced headwinds due to mild weather, as well as the continued rising interest rate environment. Through effective cost control and our consistent commitment to financial discipline, we delivered strong adjusted earnings for the full year driven by rates and pricing at our regulated utilities and customer growth. In addition, we achieved constructive regulatory outcomes, including Georgia Power's Vogtle prudence review proceedings before the Georgia Public Service Commission, marking the culmination of nearly 15 years of regulatory proceedings governing construction and cost oversight of the Vogtle project.

▶ We increased our dividend for the 22nd consecutive year, with a 4.0% dividend yield as of year-end 2023.

▶ We effectively executed our capital plan and maintained discipline around our credit metrics.

▶ We continued to economically transition our generating fleet to lower GHG emitting generation sources and focused on opportunities to reduce emissions across the energy value chain.

▶ We added two new solar facilities to Southern Power's robust fleet of renewable generating capacity. Consistent with the projects in Southern Power's existing portfolio, once complete, these new projects will include long-term contracts and counterparties with strong credit support.

Earnings per share ($)



Dividends paid per share ($)



Increased
8 cents
in 2023

Paid
$3B
to stockholders
in 2023

For a reconciliation of adjusted EPS to EPS under GAAP, see page 110.

Our TSR outperformed the Philadelphia Utility Index (UTY) for all periods presented. During 2023, we continued to deliver positive stockholder returns, and we have reliably demonstrated strong TSR performance over the long term. Both Southern Company and the UTY have underperformed the broader market in recent years due in large part to the rising interest rate environment which provides income-focused investors with a broader array of consistent, income-producing alternative investments that can compare favorably to utility dividend yields.

TOTAL SHAREHOLDER RETURN (ANNUALIZED)

	1-Year	3-Year	5-Year	25-Year
Southern Company	**2.2%**	**8.8%**	**14.5%**	**10.7%**
Philadelphia Utility Index	-9.2%	2.6%	7.1%	7.5%
S&P 500 Index	26.3%	10.0%	15.7%	7.6%
Dow Jones Industrial Average	16.2%	9.4%	12.5%	10.6%

Source: Bloomberg using quarterly compounding as of December 31, 2023.

Excelling at the Fundamentals

▸ We maintained constructive relationships with state regulatory agencies, including regulatory outcomes across several electric and natural gas utilities in 2023 that will allow our utilities to continue to further enhance safety, modernize infrastructure and improve reliability.

▸ We demonstrated outstanding operational performance throughout the year, including serving peak energy demand that exceeded 38,000 MW for five consecutive days in August 2023.

▸ At our electric and gas utilities, we remained focused on the reliability of our systems and exceeded targets for electricity generation and transmission reliability. In addition, our Southern Power subsidiary's natural gas-fired electric fleet delivered the strongest performance in its history.

▸ Alabama Power commenced operation of Plant Barry Unit 8, a natural gas plant that can generate up to 727 MW. The state-of-the-art combined cycle unit is the most efficient natural gas unit in our fleet. Combined with the other generating units at the site, Plant Barry's total generating capacity is now 3,246 MW, making it the largest generating facility in Alabama Power's system.

▸ Georgia Power filed a 2023 IRP Update to address extraordinary projected economic growth and projected increased energy demand. The IRP Update continues our commitment to responsibly transition our generation fleet to more cost-effective, lower-emitting generating resources. Our generating fleet transition plans and GHG goal setting processes take into consideration many factors, including GHG reduction, resilience, reliability and affordability. Incorporating each of these important elements allows us to follow an achievable and orderly track as we pursue our net zero by 2050 goal.

▸ The Southern Company system has implemented a cybersecurity program to assess, identify and manage risks from cybersecurity threats that may result in material adverse effects to the Southern Company system's ability to fulfill critical business functions, including energy delivery services failures, and on the confidentiality, integrity and availability of our information systems. During 2023, we continued to enhance our cyber and physical security programs and operational resiliency through targeted technological deployments and all-hazards planning and testing.

Building the Future of Energy

▸ Southern Company subsidiary Georgia Power brought Plant Vogtle Unit 3 safely into commercial operation in July 2023. The new unit represents a long-term investment in the state's clean energy future and will provide reliable, emission-free energy to customers for decades to come. Vogtle Unit 3 is the first newly constructed nuclear unit in the U.S. in over 30 years and can power an estimated 500,000 homes and businesses.

▸ Vogtle Unit 4 is projected to be placed in service during the second quarter of 2024. Major milestones met for Unit 4 during the year included: successful completion of all inspections, tests and analyses, including Nuclear Regulatory Commission approval for all acceptance criteria (ITAAC), fuel loading and start up testing.

▸ Once all four units are online, the Plant Vogtle site will be the largest generator of clean energy in the nation.

Company Performance

Demonstrating Progress Toward our Net Zero by 2050 Goal



Our Progress		Our Goals	
2007 GHG Emissions Baseline	**2023** 49% Reduction	**2030 Goal** 50% Reduction	**2050 Goal** Net Zero GHG Emissions

- We continue to make progress toward our interim goal of reducing Scope 1 GHG emissions by 50% from 2007 levels by 2030, as we move forward to our long-term goal of net zero by 2050. We have achieved GHG reductions of 49% below 2007 levels, and we expect to achieve GHG reductions of greater than 50% as early as 2025, a full five years earlier than our interim goal, and remain close to 50% through the late 2020s, followed thereafter by continued reductions. Our 2023 GHG emissions are lower compared to 2022, as coal generation (representing just 17% of our overall energy mix) was displaced by lower carbon generation including from Plant Vogtle Unit 3.

- In 2023, Plant Vogtle Unit 3 entered commercial operation, increasing our zero-carbon resources.

- We received regulatory approval to increase our owned and contracted renewables and energy storage resources to approximately 20,000 MW by 2030 from 11,500 MW in 2022.

- We expanded our residential energy efficiency programs to include all of our natural gas local distribution companies, and Chattanooga Gas announced that 100% of its natural gas supply for residential and small business customers is being sourced with certified low-emission natural gas called "Next Generation Natural Gas".

Our Fleet Transition

Southern Company is committed to providing clean, safe, reliable and affordable energy, with a focus on reducing GHG emissions. Since 2007, coal-generated energy as a percentage of our energy mix has declined from 69% to 17%, and energy generated from carbon-free sources has more than doubled.

ANNUAL ENERGY MIX



- Energy mix percentages include non-affiliate power purchase agreements.

- Renewables/Other category includes wind, solar, hydropower, biomass and landfill gas.

- Energy mix represents all of the energy the Southern Company system uses to serve its retail and wholesale customers. It is not meant to represent delivered energy mix to any particular retail customer or class of customers.

- With respect to certain renewable generation and associated renewable energy credits (RECs), to the extent an affiliate of Southern has the right to the RECs associated with renewable energy it generates or purchases, it retains the right to sell the energy and RECs, either bundled or separately, to retail customers and third parties.

We believe our path to net zero will be achieved through:

- Continued coal fleet transition
- Thoughtful use of natural gas
- Further growth in portfolio of zero-carbon resources
- Negative carbon solutions
- Enhanced energy efficiency initiatives
- Continued investment in R&D focused on clean energy technologies

The work of planning, transitioning and operating our system to meet our decarbonization goals will require continued active and constructive engagement with government officials, investors and a wide variety of other public and private stakeholders. Our success will require the support of policies that encourage and advance innovation while protecting the reliability, resiliency and affordability of the services we provide to our customers.

Number of Coal Units



Coal Capacity Megawatts
(nameplate)



* Future estimates depend upon environmental compliance determinations and state regulatory processes. Coal generating unit and capacity reductions are expected to be driven by either retirements or the repowering of units to burn natural gas during peak loads. Minority ownership units are subject to compliance decisions made by majority owners.

Renewables and Storage Growth



- Includes owned and contracted resources including 100% capacity for jointly owned projects.
- With respect to renewable generation and associated renewable energy credits (RECs), to the extent an affiliate of Southern Company has the right to the RECs associated with renewable energy it generates or purchases, it retains the right to sell the energy and RECs, either bundled separately, to retail customers or third parties.
- Other includes biomass, landfill gas and other renewable resources.

* Future estimates include owned and contracted capacity that have received regulatory approval. Additional renewable resources could be added prior to 2030 at Southern Power or at our operating companies, should they be proposed and approved through regulatory processes.

Company Performance

Serving Our Customers and Elevating Our Communities

▸ Our electric operating companies continued to be recognized for industry leading customer service among electric utilities, with J.D. Power ranking Georgia Power No. 1 in residential customer satisfaction and Alabama Power No. 1 in business customer satisfaction for 2023. Southern Company was also recognized by the Edison Electric Institute for outstanding customer engagement with corporate customers. In addition, our natural gas utilities scored highly in customer satisfaction and customer care.

▸ Our operating companies worked with governmental agencies and non-governmental organizations to provide energy-efficient products, weatherization improvements, clean energy offerings and financial support. For example, Virginia Natural Gas received commission approval for a five-year pilot program that aims to encourage the development of renewable natural gas (RNG) production facilities within its service territory.

▸ We are committed to supporting and improving our communities while conducting business with honesty, integrity and fairness. Southern Company and our subsidiaries weave together financial grants, philanthropic programs, community board leadership and employee volunteerism to create positive momentum our communities.

- In 2023, our companies and foundations invested over $92 million in grants, sponsorships and impact investments across our territories.
- Our operating companies also play leadership roles in economic development efforts across the states and regions where we operate. In 2023, our economic development groups supported initiatives that resulted in the announcement of more than 29,000 jobs and $20 billion of investment in our regions.

Leading Through Innovation

▸ For more than five decades, Southern Company's world-class Research and Development organization has remained at the forefront of innovation. The organization's research portfolio spans technology development for energy production, delivery and use, and is facilitating our transition to a net-zero energy system.

- We continued our work with TerraPower and CORE POWER on TerraPower's first-of-a-kind Molten Chloride Fast Reactor (MCFR). The MCFR has the potential to meet the carbon-free needs of hard-to-decarbonize industrial sectors including and beyond electricity. The Integrated Effects Test begun in 2023 will inform the design, licensing and operation of an approximately 180-megawatt MCFR demonstration planned for the early 2030s.
- In 2023, Nicor Gas, Southern Company and Fox Valley Habitat for Humanity broke ground on a new community designed to be carbon-neutral and achieve net-zero in Aurora, Illinois. The Smart Neighborhood™ project will demonstrate the benefits of a smart building envelope with dual energy solutions to shine a spotlight on affordable, sustainable living.
- The National Carbon Capture Center (NCCC), managed and operated by Southern Company, is working to accelerate the commercialization of advanced technologies to reduce GHG emissions. In 2023, among many other successful testing advances, NCCC announced the first installed and commissioned direct air capture (DAC) on-site test, in collaboration with Southern States Energy Board and Aircapture. By harnessing the expertise of the NCCC and its leading-edge facilities, the project team is poised to make substantial strides in developing and implementing the DAC technology.

A Great Place that Does Great Work

▸ Our people are at the center of our mission to provide clean, safe, reliable and affordable energy. How we do our work is just as important as what we do. To maintain a sustainable workforce, Southern Company relies on a strong sense of values, including our commitment to human capital, our Code of Ethics and our recently refreshed Company Values. Our Human Capital Pillars posted in the sustainability section of our website outline our approaches to diversity, equity and inclusion; rewards and well-being; talent development, workforce sustainability; and community. We continued our long-term emphasis on Safety First by concentrating efforts on safety processes, safety culture and risk reduction to prevent injuries.

▸ The Company continues to offer competitive pay and invest in comprehensive benefit plans, programs and policies that help stabilize and improve the well-being of our employees and their families through physical health, mental health and financial planning options.

▸ We believe that a diverse, equitable and inclusive culture offers broader perspectives, greater innovation, richer thinking and wider cultural bandwidth. Our 30 employee-led groups, councils and networks continue to grow and enrich Southern Company's culture by providing valuable programming, mentoring, volunteering and networking opportunities for employees. Employee-led DEI groups experienced a substantial 45% increase in membership since 2022.

- Our leadership development program has consistently involved providing high potential leaders with cross-functional opportunities and regional experiences through intercompany promotions and employment transfers. To that end, the Company facilitated 75 officer level transfers within our companies during 2023 to build on what we believe is the deepest and best bench in the utility industry.
- We designed and executed the Leadership Academy Master Class Series to serve as a reimagined, modern "corporate university" that emphasizes business and industry learning while expanding leadership capabilities across the enterprise. The face-to-face development program takes a holistic view of leadership development by providing assessments, intentional development, coaching and application.

Moving to Equity

We remained diligent in our efforts to reinforce our long-standing commitment to equity by driving actions that help lead to sustained change. It is through carefully considered strategies that we are determined to create an environment where every person is not just welcomed, but valued, recognized, respected and inspired to contribute wholeheartedly. Our five pillars are:

▸ **Talent:** We are enhancing outreach, recruitment, hiring and retention of diverse talent, helping ensure equity in leadership development and cultivating diverse leadership pipelines.

▸ **Work Environment:** We are fostering an actively equitable culture, helping ensure all groups are well-represented, included and fairly treated, creating an environment where everyone feels welcomed, valued, respected and heard.

▸ **Supplier Inclusion:** We are engaging with more diverse companies in our industry and communities with a goal to increase total diverse spending to 30% by 2025.

▸ **Civic Engagement:** We are leveraging our influence to address inequity, making civic decisions with a consistent process that aligns with Our Values.

▸ **Community Investment and Social Justice:** We are making our communities better because we are there. Our companies and our foundations have pledged $225 million through 2025 to advance equity and social justice in our communities. We have aligned our volunteer, giving and community investment strategies to four key areas: education equity, criminal justice equity, economic empowerment and energy empowerment.



Our recently published 2023 Moving to Equity Report chronicles the progress we are making toward our commitments.

Sustainability and Transparency

We recognize the value our investors and stakeholders place on transparency. Over the past few years, we enhanced a number of sustainability disclosures that are important to our stakeholders. We provide investors with disclosures aligned to the Task Force on Climate-related Financial Disclosures (TCFD) recommendations, Sustainability Accounting Standards Board (SASB) standards, Global Reporting Initiative (GRI) standards, United Nations Sustainable Development Goals (UNSDGs) and Edison Electric Institute & American Gas Association ESG/Sustainability Reporting Template. We also provide extensive information on our GHG emissions and decarbonization strategy through our CDP Climate Change Disclosure. We obtained third-party limited assurance on our Scope 1 and 2 GHG emissions for the years 2022, 2021 and 2020, as well as for our 2007 Scope 1 baseline year emissions. We also expanded our GHG emissions reporting to include all relevant Scope 3 emissions.

We also annually provide the following disclosures:

- ▶ Sustainability Executive Summary
- ▶ Aggregated workforce representation data from our EEO-1 reports
- ▶ Political engagement and expenditure reports

- ▶ Moving to Equity report outlining progress on our diversity, equity and inclusion initiatives
- ▶ A data table that provides three years of sustainability information

Periodically, we publish additional reports designed to address stockholder feedback and frequently asked questions. In 2023, we published a Net Zero Q&A Supplement, an Environmental Justice Summary for several of our largest electric generating plants, Biodiversity Principles and a comprehensive Supplier Code of Conduct which defines standards we expect of our suppliers and their sub-tier suppliers or sub-contractors. Other recent examples of sustainability-related publications include our Just Transition Report and our Trade Association and Climate Engagement Report.

> The Sustainability section of our website highlights our ongoing efforts across our core sustainability priorities: Serve Our Customers, Advance Clean Energy, Lead Through Innovation, Invest in Our People, Elevate Our Communities and Maintain Effective Governance. We provide stakeholders with easy access to our repertoire of sustainability disclosures on the Data, Downloads and Reports page.

We actively review reports and ratings issued by sustainability data providers and identify disclosures that can inform their analyses. As a result of these efforts, we maintain solid ratings as measured by many leading third-party providers.

- ▶ We received an A rating from MSCI.
- ▶ In 2021 and 2022, we earned a score of A- from the CDP Climate Change Disclosure, demonstrating leadership for the North American region and thermal power generation sector. The score is at the Leadership level reflecting that the Company demonstrates best practices in strategy and action relative to key disclosure frameworks.
- ▶ In 2023, we were recognized as a "Trendsetter" by the CPA-Zicklin Index of Corporate Political Disclosure and Accountability. We continue to engage with our investors and stakeholders to focus on providing meaningful and transparent disclosures.

Sustainability Summary	Net Zero Supplement	Environmental Justice Summary	SASB Report
			

Proxy Voting Roadmap

ITEM 1
Election of 13 Directors

The Board, acting upon the recommendation of the Nominating, Governance and Corporate Responsibility Committee, has nominated 13 of the Directors currently serving for re-election to the Southern Company Board of Directors. Each nominee holds or has held senior executive positions, maintains the highest degree of integrity and ethical standards and complements the needs of the Company and the Board. Through their positions, responsibilities, skills and perspectives, which span various industries and organizations, these nominees represent a Board of Directors that is diverse and possesses appropriate collective qualifications, skills, knowledge and experience.

✔ The Board recommends a vote **FOR** each nominee for Director



Janaki Akella, 63
Independent
Former Digital Transformation Leader, Google LLC
Director Since: January 2019



Henry A. Clark III, 74
Independent
Senior Advisor, Evercore Inc. (retired)
Director Since: October 2009



Shantella E. Cooper, 56
Independent
Founder and Chief Executive Officer, Journey Forward Strategies, LLC
Director Since: October 2023



Anthony F. Earley Jr., 74
Independent
Chairman, President and Chief Executive Officer, PG&E Corporation (retired)
Director Since: January 2019



David J. Grain, 61
Lead Independent Director
Chief Executive Officer and Managing Director, Grain Management, LLC
Director Since: December 2012



Donald M. James, 75
Independent
Chairman and Chief Executive Officer, Vulcan Materials Company (retired)
Director Since: December 1999



John D. Johns, 72
Independent
Senior Advisor, Blackstone Inc. and former Chairman and Chief Executive Officer, Protective Life Corporation
Director Since: February 2015



Dale E. Klein, 76
Independent
Professor, University of Texas at Austin
Director Since: July 2010



David E. Meador, 67
Independent
Vice Chairman and Chief Administrative Officer, DTE Energy (retired)
Director Since: April 2023



William G. Smith, Jr., 70
Independent
Chairman, President and Chief Executive Officer, Capital City Bank Group, Inc.
Director Since: February 2006



Kristine L. Svinicki, 57
Independent
Adjunct Professor, University of Michigan
Director Since: October 2021



Lizanne Thomas, 66
Independent
Partner, Jones Day (retired)
Director Since: April 2023



Christopher C. Womack, 66
Chairman, President and Chief Executive Officer, Southern Company
Director Since: March 2023

Collective qualifications, attributes, skills and experience

- $ Accounting, Finance and Capital Markets
- CEO Experience
- Cybersecurity
- Environment and Clean Energy
- Government and Public Policy
- Industry Experience
- Regional Knowledge
- Technology and Innovation

31% Gender Diversity

38% Ethnic/Racial Diversity

54% Overall Diversity

ITEM 2
Advisory Vote to Approve Executive Compensation (Say on Pay)

We believe our compensation program provides the appropriate mix of fixed and at-risk compensation.

The short- and long-term performance-based compensation program ties executive pay to Company performance, rewards achievement of financial and operational goals, relative TSR, ROE and, for our CEO, CFO and EVP of Operations, progress on meeting our GHG reduction goals, encourages individual performance that is in line with our long-term strategy, is aligned with stockholder interests and remains competitive with our industry peers.

✔ The Board recommends a vote **FOR** this proposal

ITEM 3
Ratify the Independent Registered Public Accounting Firm for 2024

The Audit Committee appointed Deloitte & Touche as our independent registered public accounting firm for 2024. This appointment is being submitted to stockholders for ratification.

✔ The Board recommends a vote **FOR** this proposal

ITEM 4
Approve an Amendment to the Restated Certificate of Incorporation to Reduce the Supermajority Vote Requirement to a Majority Vote

A supermajority vote requirement like the one contained in Article Eleventh of the Restated Certificate of Incorporation (Certificate of Incorporation or Certificate) historically has been intended to facilitate corporate governance stability and provide protection against self-interested action by large stockholders by requiring broad stockholder consensus to make certain fundamental changes.

As corporate governance standards have evolved, many stockholders and commentators now view a supermajority requirement as limiting the Board's accountability to stockholders and the ability of stockholders to effectively participate in corporate governance.

✔ The Board recommends a vote **FOR** this proposal

ITEMS 5-6
Vote on Two Stockholder Proposals

The following two proposals were submitted by stockholders. If the proponent of each proposal, or the proponent's representative, is present at the annual meeting and presents the proposal for a vote, then the proposal will be voted on at the annual meeting.

- Simple Majority Vote
- Disclose Short-, Medium- and Long-Term Operational GHG Targets

X The Board recommends a vote **AGAINST** each proposal

Governance

ITEM 1
Election of 13 Directors

The Board, acting upon the recommendation of the Nominating, Governance and Corporate Responsibility Committee, has nominated 13 of the Directors currently serving for re-election to the Southern Company Board of Directors.

Janaki Akella	David J. Grain	Dale E. Klein	Kristine L. Svinicki
Henry A. Clark III	Donald M. James	David E. Meador	Lizanne Thomas
Shantella E. Cooper	John D. Johns	William G. Smith, Jr.	Christopher C. Womack
Anthony F. Earley, Jr.			

Each nominee, if elected, will serve until the 2025 annual meeting of stockholders.

The proxies named on the proxy form will vote each properly executed proxy form for the election of the 13 Director nominees, unless otherwise instructed. If any named nominee becomes unavailable for election, the Board may substitute another nominee. In that event, the proxy would be voted for the substitute nominee unless instructed otherwise on the proxy form.

✔ The Board recommends a vote **FOR** each nominee for Director

Governance Highlights

We seek to establish corporate governance standards and practices that create long-term value for our stockholders and positive influences on the governance of the Company.

Stockholder Empowerment

- All Directors stand for stockholder election annually
- Majority voting standard in uncontested Director elections
- Directors not receiving majority support must tender their resignation for consideration by the Board
- Proxy access for stockholders
- 10% threshold for stockholders to request a special meeting
- No poison pill

Stockholder Engagement

- Year-round stockholder outreach that includes participation of independent Directors, with feedback provided to the Board
- Key members of senior management regularly attend investor conferences to better understand emerging issues and stockholder perspectives and to facilitate engagement opportunities
- Process in place for stockholders and interested parties to communicate with Lead Independent Director or other independent Directors

Independent and Diverse Board of Directors

- 12 of our 13 nominees for Director are independent
- Strong Lead Independent Director with robust authority and responsibility that is disclosed to stockholders
- All Board committees are comprised of independent Directors and are chaired by independent Directors
- Commitment to actively seeking out and including diverse candidates in the pool from which the Board nominees are chosen
- Directors reflect a diverse mix of qualifications, attributes, skills and experience relevant to our businesses and strategies

Governance Best Practices

- Regular Board refreshment with nationally-recognized search firm on retainer
- Elected five new Directors in last three years
- Annual Board review of leadership structure and disclosure of the Board's reasoning underlying its leadership structure
- Annual Board self-assessment facilitated by an independent third party and annual committee self-assessments
- Regular executive sessions of independent Directors
- Limits on the number of public company boards a Director may serve



Director Nominee Diversity

31% Gender Diversity

38% Ethnic/Racial Diversity

54% Overall Diversity

Board of Director Nominees Qualifications, Attributes, Skills and Experience

The Nominating, Governance and Corporate Responsibility Committee establishes and regularly reviews with the Board the qualifications, attributes, skills and experience that it believes are desirable to be represented on the Board to help ensure they align with the Company's long-term strategy. We believe our Directors possess a range and depth of expertise and experience to effectively oversee the Company's operations, risks and long-term strategy.

Accounting, Finance and Capital Markets
Experience in accounting and financial reporting, corporate finance, mergers and acquisitions, developing financial plans and programs or capital allocation

CEO Experience
Experience as a public company CEO or leading a similarly complex organization

Cybersecurity
Experience with cyber threats, risk mitigation and policy

Environment and Clean Energy
Experience with environmental or climate policy, regulation, risk and business operations, as well as an understanding of clean energy or the risks and opportunities for an organization transitioning to a low-carbon future

Government and Public Policy
Experience working with governmental agencies, regulatory affairs or public policy, especially in regulated industries

Industry Experience
Experience with the energy or utility industry, including electric and gas utility operations, nuclear operations or industrial health and safety, or overseeing large-scale industrial projects

Regional Knowledge
Experience working in the communities served by Southern Company or with its regional business and political environment

Technology and Innovation
Experience with digital technology including data analytics, artificial intelligence, information technology or digital transformation, as well as technology innovation affecting the industry

	Akella	Clark	Cooper	Earley	Grain	James	Johns	Klein	Meador	Smith	Svinicki	Thomas	Womack
Accounting, Finance and Capital Markets		✓		✓	✓	✓	✓		✓	✓		✓	✓
CEO Experience				✓	✓	✓	✓		✓				✓
Cybersecurity	✓			✓				✓	✓		✓		
Environment and Clean Energy			✓	✓		✓		✓	✓		✓		✓
Government and Public Policy				✓	✓	✓	✓	✓	✓		✓	✓	✓
Industry Experience	✓	✓	✓	✓		✓		✓	✓		✓		✓
Regional Knowledge			✓		✓	✓	✓			✓		✓	✓
Technology and Innovation	✓		✓	✓					✓		✓		✓
Other Current Public Company Boards	1	0	2	0	2	0	2	0	0	1	1	1	1
Tenure (Completed Whole Years)	5	14	0	5	11	24	9	13	1	18	2	1	1
Age	63	74	56	74	61	75	72	76	67	70	57	66	66
Gender (Male/Female)	F	M	F	M	M	M	M	M	M	M	F	F	M
Race or Ethnicity													
American Indian/Alaska Native									✓				
Asian	✓												
Black / African American			✓		✓								✓
White / Caucasian				✓		✓	✓	✓		✓	✓	✓	

Board Diversity, Board Refreshment and Board Succession Planning

Our commitment to diversity, equity and inclusion begins with the Board. **The Board believes a diverse variety of viewpoints contribute to a more effective decision-making process and helps drive long-term value.**

While our Corporate Governance Guidelines do not prescribe diversity standards, the Guidelines provide that the Board as a whole should be diverse. The Guidelines also include language confirming the Board's commitment to actively seeking women and minority candidates to include in the pool from which Board nominees are chosen. The Nominating, Governance and Corporate Responsibility Committee assesses the effectiveness of its efforts at pursuing diversity through its regular evaluations of the Board's composition.

The Nominating, Governance and Corporate Responsibility Committee continues to focus on Board refreshment to align the Board's long-term composition with the Company's long-term strategy and to effect meaningful Board succession planning. It has an evergreen Board search process in place and has retained a nationally-recognized Board search firm to assist in the identification of qualified candidates.

▶ The Nominating, Governance and Corporate Responsibility Committee regularly evaluates the expertise and needs of the Board to determine the Board's membership and size.

▶ As part of this evaluation, the Nominating, Governance and Corporate Responsibility Committee considers aspects of diversity, such as diversity of race, gender and ethnicity.

▶ The Nominating, Governance and Corporate Responsibility Committee also considers diversity of age, education, industry, business background and experience in the selection of candidates to serve on the Board.

Board additions over last three years


Shantella E. Cooper
Founder and Chief Executive Officer, Journey Forward Strategies, LLC


David E. Meador
Vice Chairman and Chief Administrative Officer, DTE Energy (retired)


Kristine L. Svinicki
Adjunct Professor, University of Michigan and former Commissioner and Chairman, U.S Nuclear Regulatory Commission


Lizanne Thomas
Partner, Jones Day (retired)


Christopher C. Womack
Chairman, President and CEO, Southern Company

Skills brought by new directors

 Accounting, Finance and Capital Markets

 Government and Public Policy

 CEO Experience

 Industry Experience

 Cybersecurity

 Regional Knowledge

 Environment and Clean Energy

 Technology and Innovation

Over the last three years, we have added five new Directors to the Board. Over the same period of time we have had three directors retire from the Board, and two additional Directors are retiring from the Board at the end of their term at the annual meeting.

The Board aims to strike a balance between the knowledge that comes from longer-term service on the Board and the new experience and ideas that can come from adding Directors to the Board. The Board believes the average tenure of the 13 Director nominees of approximately eight years reflects the balance the Board seeks between the different perspectives brought by longer-serving Directors and new Directors. The Board aims to continue to refresh its membership over time.


8 Years Average Tenure
5 years or less
6+ years

Meetings and Attendance

The Board met eight times in 2023. All of our Directors attended at least 75% of applicable Board and committee meetings in 2023 other than Ms. Honorable who retired from the Board in October 2023.

Our Directors are engaged, as demonstrated by the average Director attendance at all applicable Board and committee meetings in 2023 of 98%. All Director nominees are expected to participate in the annual meeting of stockholders. All nominees for Director at the 2023 annual meeting attended the meeting.

Board Nomination Process

Identifying Nominees for Election to the Board

The Nominating, Governance and Corporate Responsibility Committee, comprised entirely of independent Directors, is responsible for identifying, evaluating and recommending nominees for election to the Board. Final selection of the nominees for election to the Board is within the sole discretion of the Board. The Nominating, Governance and Corporate Responsibility Committee also evaluates and makes recommendations about the size of the Board. The Board decided to reduce its size to 13 members effective as of the annual meeting.

The Board believes that, as a whole, it should have collective qualifications, attributes, skills and experience beneficial to our Company and in line with our long-term strategic plans.

Ms. Cooper was recommended by the Nominating, Governance and Corporate Responsibility Committee for election as an independent Director and was elected to the Board effective October 16, 2023. Ms. Cooper was identified as a candidate by the Board of Directors.

1 **Board Succession Planning**
- Evaluate qualifications and skills of Board
- Identify skills and experience to enhance effectiveness

2 **Identification of Candidates by Nomination, Governance and Corporate Responsibility Committee**
- Evergreen process
- Identify qualified candidates based on talent framework
- Assistance from independent search firm
- Consider personal characteristics and qualifications, including:

  - ✔ History of achievement that reflects superior standards
  - ✔ Willingness to commit sufficient time
  - ✔ Genuine interest in the Company and a recognition that, as a member of the Board, one is accountable to the stockholders of the Company, not to any particular interest group
  - ✔ Consider aspects of diversity, such the Board's diversity of race, gender and ethnicity

  - ✔ Highest degree of integrity and ethical standards
  - ✔ Independence from management
  - ✔ Ability to provide sound and informed judgment
  - ✔ Financial literacy
  - ✔ Number of other board memberships

3 **Meeting with Candidates**
Interviews with:
- Chairman and CEO
- Lead Independent Director
- Members of Nominating, Governance and Corporate Responsibility Committee

All Board members are provided an opportunity to interview selected candidates and provide feedback

4 **Decision and Nomination**
Nomination by Nominating, Governance and Corporate Responsibility Committee and approval by full Board

5 **Election**
Stockholders consider the nominees and elect Directors at the annual meeting to serve one-year terms. The Board may also elect Directors on the recommendation of the Nominating, Governance and Corporate Responsibility Committee throughout the year, following the same process, when determined to be in the best interests of the Company and its stockholders.



Result
We have nominated five new highly qualified Directors in the past three years.

Stockholder Nomination of Directors

Proxy access generally refers to the right of stockholders who meet certain ownership thresholds to nominate one or more Directors to the Board and have the nominees included in the Company's proxy materials and on the Company's proxy card.

We have proxy access provisions in our By-Laws. The key terms are as follows.

> Any stockholder or group of up to 20 stockholders maintaining continuous qualifying ownership of at least 3% of our outstanding shares for at least three years can nominate, and include in our proxy materials, Director nominees constituting the greater of two nominees or 20% (rounded down) of the number of Directors in our proxy materials for the next annual meeting.

Nominating stockholder(s) and the nominee(s) must also meet the eligibility requirements described in our By-Laws. Our By-Laws also provide for the direct nomination of directors for election by stockholders at an annual meeting. For additional information about stockholder nomination of directors, see page 107.

Stockholder Recommendation of Director Candidates

The Nominating, Governance and Corporate Responsibility Committee considers potential board candidates recommended by stockholders. Recommendations can be made by submitting the candidate's information to our Corporate Secretary in writing at Southern Company, 30 Ivan Allen Jr. Boulevard NW, Atlanta, Georgia 30308. Stockholders should provide as much relevant information about the candidate as possible, including the candidate's biographical information and qualifications to serve. A stockholder recommended candidate is reviewed in the same manner as a candidate identified by the Nominating, Governance and Corporate Responsibility Committee.

Service on Other Boards and Committees

In identifying candidates to serve on the Board and in evaluating whether to recommend the re-election of existing Directors, the Nominating, Governance and Corporate Responsibility Committee considers whether a candidate or a Director demonstrates a willingness to commit sufficient time to serving on the Board. The Nominating, Governance and Corporate Responsibility Committee is regularly updated on the public company board service limit or "overboarding" policies of our largest stockholders.

Our Corporate Governance Guidelines include limitations on the number of public company boards and public company audit committees a Director may serve.

> ► No employed Director may serve on more than two public company boards (not including the Company's Board or the director's employing company board) unless otherwise approved by the Nominating, Governance and Corporate Responsibility Committee.
> ► No Director may serve on more than four public company boards (including the Company's Board), unless otherwise approved by the Nominating, Governance and Corporate Responsibility Committee.
> ► No Director who is a member of the Company's Audit Committee may serve on the audit committees of more than three public companies (including the Company's Audit Committee).

In addition to these limitations, our Corporate Governance Guidelines require that the Company's CEO will not serve on other public company boards without consulting with the Board. They also require that current Directors must notify the CEO and the Chair of the Nominating, Governance and Corporate Responsibility Committee when considering a request for service on another public company board.

Each of the Directors are in full compliance with these Corporate Governance Guidelines.

As part of its annual evaluation on whether to recommend the re-election of existing Directors, the Nominating, Governance and Corporate Responsibility Committee is provided information on the public company boards and private company for-profit boards on which each Director serves, as well as the Directors' attendance records at Southern's Board and committee meetings. In 2023, all Directors attended at least 75% of applicable Board and committee meetings, with the average Director attendance at all applicable Board and committee meetings at 98%. These factors also influence the Nominating, Governance and Corporate Responsibility Committee's annual consideration of Board leaderships positions, committee leadership positions, and committee membership.

Majority Voting For Directors and Director Resignation Policy

We have a majority vote standard for Director elections, which requires that a nominee for Director in an uncontested election receive a majority of the votes cast at a stockholder meeting in order to be elected to the Board. The Board believes that the majority vote standard in uncontested Director elections strengthens the Director nomination process and enhances Director accountability.

We also have a Director resignation policy, which requires any nominee for election as a Director to submit an irrevocable letter of resignation as a condition to being named as such nominee, which would be tendered in the event that nominee fails to receive the affirmative vote of a majority of the votes cast in an uncontested election at a meeting of stockholders. Such resignation would be considered by the Board, and the Board would be required to either accept or reject such resignation within 90 days from the certification of the election results.

Board Continuing Education

Directors are encouraged to participate in continuous learning in an effort to promote the investment in knowledge on matters relevant to the Company. On a quarterly basis, we provide our Directors with suggested educational courses on topics including emerging governance issues, compliance and ethics matters, financial and risk oversight and industry-specific subjects. To facilitate ongoing education by our Directors, we pay the costs for registration, tuition and related travel and lodging expenses.

Communicating with the Board

We encourage stockholders or interested parties to communicate directly with the Board, the independent Directors or the individual Directors, including the Lead Independent Director.

► Communications may be sent to the Board as a whole, to the independent Directors or to specified Directors, including the Lead Independent Director, by regular mail or electronic mail.

► Regular mail should be sent to our principal executive offices, to the attention of the Corporate Secretary, Southern Company, 30 Ivan Allen Jr. Boulevard NW, Atlanta, Georgia 30308.

► Electronic mail should be directed to *corpgov@southerncompany.com*. Stockholders may also contact the Board using the online form located in the Corporate Governance section of our website at *investor.southerncompany.com*.

With the exception of commercial solicitations, all communications directed to the Board or to specified Directors will be relayed to them.

Biographical Information about our Nominees for Director



Janaki Akella   INDEPENDENT

Former Digital Transformation Leader, Google LLC

Age: 63
Director since:
January 2019

Board committees: Business Security and Resiliency; Compensation and Talent Development

Other public company directorships: SLM Corporation

Director Highlights

Dr. Akella's qualifications include electrical engineering experience and knowledge, global business technology, data and analytics expertise and cybersecurity matters knowledge. Her understanding and involvement with technology market disruptions is particularly valuable to the Board as the Southern Company system continues to develop innovative business strategies.

▸ Dr. Akella served as the Digital Transformation Leader of Google LLC, a multinational technology company specializing in internet-related products, from 2017 until March 2023. At Google, Dr. Akella addressed challenges and complex technical issues arising from new technologies and new business models.

▸ Prior to joining Google, Dr. Akella held a number of leadership positions during a 17-year career at McKinsey & Company, where she most recently served as principal. She led and contributed to over 100 consulting engagements in North America, Europe, Asia and Latin America with multiple project teams and client executives. She began her career with Hewlett-Packard as a member of the system technology technical staff, engineer scientist and technical contributor.

▸ She currently serves on the Board of Directors for SLM Corporation, commonly known as Sallie Mae, and averQ, Inc., a private company that provides risk management platforms to regulated financial services companies.

▸ She previously served on the Boards of the Guindy College of Engineering North American Alumni and the Churchill Club.



Henry A. "Hal" Clark III   INDEPENDENT

Senior Advisor of Evercore Inc. (retired)

Age: 74
Director since:
October 2009

Board committees: Audit

Other public company directorships: None

Director Highlights

Mr. Clark's qualifications include finance and capital allocation knowledge and experience, risk management experience, mergers and acquisitions experience and investment advisory experience specific to the power and utilities industries. The skills Mr. Clark developed with his extensive involvement in strategic mergers and acquisitions and capital markets transactions are particularly valuable to the Board as the Southern Company system continues to finance major capital projects.

▸ Mr. Clark was a Senior Advisor with Evercore Inc. (formerly Evercore Partners Inc.), a global independent investment advisory firm, from August 2011 until his retirement in December 2016. As a Senior Advisor, Mr. Clark was primarily focused on expanding advisory activities in North America with a particular focus on the power and utilities sectors.

▸ With more than 40 years of experience in the global financial and the utility industries, Mr. Clark brings a wealth of experience in finance and risk management to his role as a Director.

▸ Prior to joining Evercore, Mr. Clark was Group Chairman of Global Power and Utilities at Citigroup, Inc. from 2001 to 2009. He joined Lexicon Partners, LLC in July 2009, which Evercore Partners subsequently acquired in August 2011.

▸ His work experience includes numerous capital markets transactions of debt, equity, bank loans, convertible securities and securitization, as well as advice in connection with mergers and acquisitions. He also has served as policy advisor to numerous clients on capital structure, cost of capital, dividend strategies and various financing strategies.

▸ He has served as Chair of the Wall Street Advisory Group of the Edison Electric Institute.

Governance



Shantella E. Cooper   `INDEPENDENT`

Founder and Chief Executive Officer of Journey Forward Strategies, LLC

Age: 56
Director since: October 2023

Board committees: Business Security and Resiliency; Nominating, Governance and Corporate Responsibility

Other public company directorships: Intercontinental Exchange and SouthState Corporation

Director Highlights

Ms. Cooper's qualifications include more than 30 years of talent development and executive leadership experience working with Fortune 500 corporations, private companies and the non-profit sector. Ms. Cooper's expertise in developing sustainable people-focused business strategy will be of value to the Board.

- ▸ Ms. Cooper is Founder and Chief Executive Officer of Journey Forward Strategies, a solutions-focused consulting firm specializing in leadership development and organizational effectiveness.
- ▸ With over 30 years of experience and expertise, Ms. Cooper delivers sustainable results for her clients, while excelling in the areas of executive coaching, leadership and culture development and business transformation.
- ▸ Ms. Cooper also serves as a senior advisor to McKinsey & Company and was previously an external executive coach to McKinsey & Company.
- ▸ Ms. Cooper is the former Executive Director for the Atlanta Committee for Progress, founded in 2003 to serve as the Mayor of Atlanta's external advisory board focused on economic growth and inclusion. She has also held leadership positions at WestRock and Lockheed Martin.
- ▸ Ms. Cooper currently serves on the Board of Directors for Intercontinental Exchange, Inc. and SouthState Corporation and previously served on the Board of Directors for Veritiv Corporation. In addition, she serves on the Board of Directors for Grady Memorial Hospital Corporation and the Board of Trustees for Emory University as well as several other Atlanta-area boards supporting technology, research and education.
- ▸ Ms. Cooper has been recognized for her expertise in workforce and leadership development by numerous publications and organizations. She was awarded the Atlanta Business Chronicle's 2021 Women of Influence Lifetime Achievement Award; named Georgia Trend Magazine's 2015 Most Respected Business Leader; one of Black Enterprise Magazine's Most Powerful Executives in Corporate American in 2017; and as one of Georgia Trend Magazine's 100 Most Influential Georgians seven times. She was inducted as a 2024 laureate into the Junior Achievement Atlanta Business Hall of Fame.



Anthony F. "Tony" Earley, Jr.   `INDEPENDENT`

Chairman, President and Chief Executive Officer, PG&E Corporation (retired)

Age: 74
Director since: January 2019

Board committees: Nominating, Governance and Corporate Responsibility (Chair); Operations, Environmental and Safety

Other public company directorships: None

Director Highlights

Mr. Earley's qualifications include public company CEO experience and energy industry expertise including nuclear regulation, generation and technology, as well as cybersecurity matters, environmental matters and major capital projects. His experience as the president and chief executive officer of energy companies and his involvement in electric industry-wide research and development programs are valuable to the Board.

- ▸ Mr. Earley served as Chairman, President and Chief Executive Officer of PG&E Corporation, a public utility holding company providing natural gas and electric services, from 2011 until February 2017, when he became Executive Chairman. He served as Executive Chairman until his retirement from PG&E in December 2017. On January 29, 2019, PG&E Corporation and its subsidiary Pacific Gas and Electric Company filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code as a result of wildfire claims in California.
- ▸ Before joining PG&E, Mr. Earley served in several executive leadership roles during his 17 years at DTE Energy, including Executive Chairman, Chairman and Chief Executive Officer. Prior to joining DTE Energy in March 1994, he served in various capacities at Long Island Lighting Company, including President and Chief Operating Officer. He was a partner at the Hunton & Williams LLP law firm as a member of the energy and environmental team. He also served as an officer in the U.S. Navy nuclear submarine program where he was qualified as a chief engineer.
- ▸ He previously served on the Board of Directors of Ford Motor Company, DTE Energy, PG&E Corporation, Comerica Incorporated, Masco Corporation and Long Island Lighting Company.
- ▸ He previously served on the executive committees of the Edison Electric Institute and the Nuclear Energy Institute and served on the Board of the Electric Power Research Institute.



David J. Grain LEAD INDEPENDENT DIRECTOR

Chief Executive Officer and Managing Director, Grain Management, LLC (Grain Management)

Age: 61
Director since: December 2012

Board committees: Nominating, Governance and Corporate Responsibility

Other public company directorships: Dell Technologies and New Fortress Energy Inc.

Director Highlights

Mr. Grain's qualifications include capital allocation expertise, financial expertise, major capital projects knowledge and experience, technology innovations knowledge and experience and risk management experience. Mr. Grain's knowledge and involvement managing large and small businesses and raising and managing investor capital, particularly in a regulated industry, is also valuable to the Board.

- ▶ Mr. Grain is the Founder and Chief Executive Officer of Grain Management, a private equity firm focused on global investments in the media and communications sectors, which he founded in 2006. With headquarters in Washington, D.C. and offices in New York City, New York, Sarasota, Florida and London, England, the Firm manages capital for a number of the world's leading academic endowments, public pension funds and foundations.
- ▶ Mr. Grain also founded and was Chief Executive Officer of Grain Communications Group, Inc.
- ▶ Prior to founding Grain Management, he served as President of Global Signal, Inc., Senior Vice President of AT&T Broadband's New England Region and Executive Director in the High Yield Finance Department at Morgan Stanley.
- ▶ Mr. Grain was appointed by President Obama in 2011 to the National Infrastructure Advisory Council.
- ▶ He previously served as Chairman of the Florida State Board of Administration Investment Advisory Council as an appointee of former Governor Charlie Crist, where he provided independent oversight of the state board's funds and major investment responsibilities, including investments for the Florida Retirement System programs.
- ▶ Mr. Grain is a Director of Dell Technologies and New Fortress Energy, Inc. Previously, he was a director of Catalyst Partners Acquisition Corporation (a special purpose acquisition corporation).
- ▶ He is currently a member of the Advisory Board of the Amos Tuck School of Business Administration at Dartmouth College and is a Trustee of the Brookings Institution.



Donald M. James INDEPENDENT

Chairman of the Board and Chief Executive Officer of Vulcan Materials Company (retired)

Age: 75
Director since: December 1999

Board committees: Audit; Compensation and Talent Development; Finance

Other public company directorships: None

Director Highlights

Mr. James' qualifications include public company CEO experience, a legal background as a former public company general counsel and an understanding of corporate governance, risk management, major capital projects and environmental matters. Mr. James brings important perspectives on management, operations and strategy from his experience as the former chief executive officer of a public company.

- ▶ Mr. James joined Vulcan Materials Company, a producer of aggregate and aggregate-based construction materials, in 1992 as Senior Vice President and General Counsel. He next became President of the Southern Division, followed by Senior Vice President of the Construction Materials Group, and then President and Chief Operating Officer. In 1997, he was elected Chairman and Chief Executive Officer. Mr. James retired from his position as Chief Executive Officer of Vulcan Materials Company in July 2014 and Executive Chairman in January 2015. He retired in December 2015 as Chairman of the Board of Directors of Vulcan Materials Company.
- ▶ Prior to joining Vulcan Materials Company, Mr. James was a partner at the law firm of Bradley, Arant, Rose & White for 10 years.
- ▶ Mr. James serves as Chairman of New Frontier Materials, an entity owned by private equity.
- ▶ Mr. James is a former director of Vulcan Materials Company, Wells Fargo & Company, Protective Life Corporation, SouthTrust Corporation and Wachovia Corporation.
- ▶ Mr. James is a Trustee of Children's of Alabama, where he serves on the Executive Committee and the Compensation Committee.



John D. Johns   `INDEPENDENT`

Senior Advisor at Blackstone Inc. (Blackstone) and former Chairman and Chief Executive Officer of Protective Life Corporation (Protective Life)

Age: 72
Director since:
February 2015

Board committees: Compensation and Talent Development (Chair); Finance

Other public company directorships: Genuine Parts Company and Regions Financial Corporation

Director Highlights

Mr. Johns' qualifications include public company CEO experience, financial expertise, capital allocation experience and risk management experience in a highly-regulated industry. His legal background as the former general counsel of a large energy public holding company that included natural gas operations and his prior service for over a decade on the Board of Directors of Alabama Power are also of significant value to the Board.

▶ Mr. Johns has served as a Senior Advisor at Blackstone, an investment firm, since April 2022.
▶ He retired in 2020 as Chairman, DLI North America Inc., the oversight company for Protective Life, a provider of financial services through insurance and investment products.
▶ He served as Chairman and Chief Executive Officer of Protective Life from 2002 to 2017 and President from 2002 to January 2016. He joined Protective Life in 1993 as Executive Vice President and Chief Financial Officer.
▶ Before his tenure at Protective Life, Mr. Johns served as general counsel of Sonat, Inc., a diversified energy company.
▶ Prior to joining Sonat, Inc., Mr. Johns was a founding partner of the law firm Maynard, Cooper & Gale, P.C.
▶ He previously served on the Board of Directors of Alabama Power from 2004 to 2015. During his tenure on the Alabama Power Board, he was a member of the Nominating and Executive Committees.
▶ Mr. Johns is a member of the Boards of Directors of Regions Financial Corporation, where he is chair of the Risk Committee and is a member of the Technology Committee and the Executive Committee, and Genuine Parts Company, where he serves as Lead Independent Director and is a member of the Compensation and Human Capital Committee and the Executive Committee. He is a former director of Protective Life Corporation.
▶ Mr. Johns has served on the Executive Committee of the Financial Services Roundtable in Washington, D.C. and is a past chairman of the American Council of Life Insurers.
▶ Mr. Johns has served as the Chairman of the Business Council of Alabama, the Birmingham Business Alliance, the Greater Alabama Council, Boy Scouts of America and Innovation Depot, Alabama's leading business and technology incubator.



Dale E. Klein   `INDEPENDENT`

Reese Endowed Professor in the Cockrell School of Engineering at the University of Texas at Austin and former Commissioner and Chairman, U.S. Nuclear Regulatory Commission

Age: 76
Director since:
July 2010

Board committees: Business Security and Resiliency; Compensation and Talent Development; Operations, Environmental and Safety (Chair)

Other public company directorships: None

Director Highlights

Dr. Klein's qualifications include expertise in nuclear energy research, regulation, safety and technology, as well as experience in environmental matters and governmental affairs. His senior leadership skills demonstrated as the Chairman of the U.S. Nuclear Regulatory Commission are also important to the Board.

▶ Dr. Klein was Commissioner from 2006 to 2010 and Chairman from 2006 through 2009 of the U.S. Nuclear Regulatory Commission, the federal agency responsible for regulation of nuclear reactor materials and safety. He also served as Assistant to the Secretary of Defense for Nuclear, Chemical and Biological Defense Programs from 2001 through 2006.
▶ Dr. Klein has more than 45 years of experience in the nuclear energy industry.
▶ Dr. Klein began his career at the University of Texas in 1977 as a professor of mechanical engineering, which included a focus on the university's nuclear program. He spent over 35 years in various teaching and leadership positions, including Director of the nuclear engineering teaching laboratory, Associate Dean for research and administration in the College of Engineering and Vice Chancellor for special engineering programs. He currently serves as a Professor in the Cockrell School of Engineering and holds the Reese Endowed Professorship at the University of Texas at Austin.
▶ He served on the Audit and Nuclear and Operating Committees of Pinnacle West Capital Corporation, an Arizona energy company, and was a member of the Board of Pinnacle West Capital Corporation's principal subsidiary, Arizona Public Service Company, until May 2023. Dr. Klein serves on the private company boards of AVANTech and Los Alamos Technical Associates.



David E. Meador   INDEPENDENT

Vice Chairman and Chief Administrative Officer of DTE Energy (retired)

Age: 67
Director since:
April 2023

Board committees: Audit; Operations, Environmental and Safety

Other public company directorships: None

Director Highlights

Mr. Meador's qualifications include public energy company experience and expertise in the energy sector, including financial, information technology, manufacturing, procurement, and corporate and public affairs. Mr. Meador's extensive involvement in economic and workforce development, corporate culture and government and community relations are all of value to the Board.

▶ Mr. Meador served as Vice Chairman and Chief Administrative Officer of DTE Energy, a diversified energy company involved in the development and management of energy-related businesses and services, from 2014 until March 2022. In his 25 years at DTE Energy, he served in several executive leadership positions, including Executive Vice President and Chief Financial Officer.

▶ With over 40 years of experience in the manufacturing and energy sectors, Mr. Meador is a recognized expert in finance and accounting, business strategy, governance, ESG, mergers and acquisitions, government and community relations, procurement and information technology.

▶ Prior to joining DTE Energy, he served in a variety of financial and accounting positions at Chrysler Corporation for 14 years and was an auditor with Coopers & Lybrand.

▶ Mr. Meador currently serves on the Board of Directors of Amerisure Mutual Insurance and is a former director of Landauer, Inc. and Energy Insurance Mutual. Mr. Meador is also the Executive Director of the Detroit Regional CEO Group. He also serves on several non-profit boards supporting workforce and economic development, human services and education.



William G. Smith, Jr.   INDEPENDENT

Chairman of the Board, President and Chief Executive Officer of Capital City Bank Group, Inc.

Age: 70
Director since:
February 2006

Board committees: Audit (Chair)

Other public company directorships: Capital City Bank Group, Inc.

Director Highlights

Mr. Smith's qualifications include public company CEO experience, finance and capital allocation expertise, risk management expertise and audit and financial reporting experience. Mr. Smith contributes valuable perspectives on management, operations and regulatory compliance from his experience as the chief executive officer of a public company in a highly-regulated industry.

▶ Mr. Smith began his career at Capital City Bank, a publicly-traded financial holding company providing a full range of banking services, in 1978, where he worked in a number of positions of increasing responsibility before being elected President and Chief Executive Officer of Capital City Bank Group, Inc. in January 1989. He was elected Chairman of the Board of the Capital City Bank Group, Inc. in 2003. He is also the Chairman and Chief Executive Officer of Capital City Bank.

▶ He previously served on the Board of Directors of the Federal Reserve Bank of Atlanta and First National Bankers Bank.

▶ Mr. Smith is the former Federal Advisory Council Representative for the Sixth District of the Federal Reserve System and past Chair of Tallahassee Memorial and the Tallahassee Area Chamber of Commerce.

▶ Mr. Smith served as the Company's Lead Independent Director from 2012 to 2014.



Kristine L. Svinicki   INDEPENDENT

Adjunct Professor, University of Michigan and former Commissioner and Chairman, U.S. Nuclear Regulatory Commission

Age: 57
Director since: October 2021

Board committees: Business Security and Resiliency; Operations, Environmental and Safety

Other public company directorships: Pinnacle West Capital Corporation and Arizona Public Service Company

Director Highlights

Ms. Svinicki's qualifications include nuclear energy and technology expertise and federal and state energy policy expertise. As a former Chairman of the U.S. Nuclear Regulatory Commission, she has vast experience and insight into nuclear regulation and generation, as well as environmental and cybersecurity matters. Ms. Svinicki's leadership skills, contributions to U.S. nuclear energy policies and extensive nuclear energy knowledge are of significant value to the Board.

- ▶ Ms. Svinicki was appointed a member of the U.S. Nuclear Regulatory Commission, the federal agency responsible for regulation of nuclear reactor materials and safety, by three U.S. Presidents, becoming that organization's longest-serving member. She served as a Commissioner from 2008 until 2017 and then served as Chairman from 2017 to 2021.
- ▶ Prior to her tenure on the U.S. Nuclear Regulatory Commission, Ms. Svinicki spent over a decade as a staff member in the U.S. Senate working on issues related to national security, science and technology, and energy and the environment. She also served as a professional staff member on the Senate Armed Services Committee where she was responsible for the committee's portfolio of defense science and technology programs and policies, and for the atomic energy defense activities of the U.S. Department of Energy, including nuclear weapons, nuclear security and environmental programs.
- ▶ Previously, Ms. Svinicki served as a nuclear engineer in the U.S. Department of Energy's Washington, D.C. offices of Nuclear Energy, Science and Technology, and of Civilian Radioactive Waste Management, as well as its Idaho Operations Office, in Idaho Falls, Idaho.
- ▶ Ms. Svinicki serves on the Audit and Nuclear and Operating Committees of Pinnacle West Capital Corporation, an Arizona energy company, and is a member of the Board of Pinnacle West Capital Corporation's principal subsidiary, Arizona Public Service Company.
- ▶ Ms. Svinicki is a longstanding member of the American Nuclear Society and serves on the Board of TerraPower LLC, a nuclear innovation company.
- ▶ Ms. Svinicki currently serves as an adjunct professor of nuclear engineering and radiological sciences at the University of Michigan. She also serves on the National Academy of Sciences, Engineering and Medicine's committee to address specific issues related to nuclear terrorism threats.



Lizanne Thomas   INDEPENDENT

Partner, Jones Day (retired)

Age: 66
Director since: April 2023

Board committees: Audit; Finance; Nominating, Governance and Corporate Responsibility

Other public company directorships: American Software, Inc.

Director Highlights

Ms. Thomas' qualifications include mergers and public and private acquisitions expertise as well as corporate governance and shareholder activism experience. Her legal background and extensive governance work with publicly traded companies across a wide spectrum of industries are all of value to the Board.

- ▶ Ms. Thomas retired at the end of 2023 as Partner and the Chair of the Governance and Activism practice of the global law firm Jones Day after 41 years of service. In addition to leading the firm's corporate governance and activism practice, she has substantial experience in public company mergers and acquisitions, having led many of the firm's multi-billion dollar transactions. Ms. Thomas served in various senior management roles at Jones Day, including most recently as Partner-in-Charge of the firm's Southeast U.S. Region from 2014 through 2022.
- ▶ She currently serves on the Board of American Software, Inc., where she chairs the Governance Committee and also serves on the Audit and the Compensation Committees. She previously served on the Boards of Popeyes Louisiana Kitchen, Inc., Atlantic Capital Bancshares and Krispy Kreme Doughnuts, Inc. In 2016, Ms. Thomas was named one of the top 100 directors by the National Association of Corporate Directors.
- ▶ Ms. Thomas is a Fellow of the American College of Governance Lawyers and is Chair of the Georgia Research Alliance. She also serves on the Board of Trustees of Washington & Lee University, Furman University and the Woodruff Arts Center.



Christopher C. Womack

Chairman of the Board, President and Chief Executive Officer of Southern Company

Age: 66

Director since:
March 2023

Board committees: None

Other public company directorships: Invesco Ltd.

Director Highlights

Mr. Womack's qualifications include operating company CEO experience, power delivery experience and human resources experience. His extensive knowledge of the Company, its customers and communities based on more than 35 years of service, as well as his external affairs and government policy expertise, are valuable to the Board.

▸ Mr. Womack was named President, effective March 2023; Chief Executive Officer, effective May 2023; and Chairman of the Board, effective December 2023. He has held numerous leadership positions across the Southern Company system, most recently serving as Chairman and Chief Executive Officer of Georgia Power since June 2021 and President of Georgia Power since November 2020. Prior to that, Mr. Womack served as Executive Vice President and President of External Affairs of the Company from January 2009 to October 2020. Mr. Womack joined Southern Company in 1988 and has served as executive vice president of external affairs at Georgia Power and senior vice president and senior production officer of Southern Company Generation, where he was responsible for coal, gas, and hydro generation for Georgia Power and Savannah Electric, a subsidiary of Southern Company that merged into Georgia Power in 2006. Mr. Womack also served as senior vice president of human resources and chief people officer at Southern Company, as well as senior vice president of public relations and corporate services at Alabama Power.

▸ Prior to joining Southern Company, Mr. Womack worked on Capitol Hill for the U.S. House of Representatives in Washington D.C. He served as a legislative aide for former Congressman Leon E. Panetta and as staff director for the Subcommittee on Personnel and Police for the Committee on House Administration.

▸ Mr. Womack is a Director of Invesco Ltd., where he serves on the Audit Committee, the Nomination and Corporate Governance Committee and the Compensation Committee. Mr. Womack previously served on the Board of Directors of Essential Utilities, Inc., where he served on the Corporate Governance Committee and the Risk Mitigation and Investment Policy Committee.

▸ Mr. Womack also serves on the Board of Georgia Ports Authority. He is past chair of the Board of the East Lake Foundation and is on the national Board of The First Tee. Mr. Womack previously chaired the Atlanta Convention and Visitors Bureau Board and the Atlanta Sports Council.

Retiring Board Members



Ernest J. Moniz



E. Jenner Wood III

Dr. Ernest J. Moniz and E. Jenner Wood III will retire from our Board at the end of their term on the date of the annual meeting. We sincerely thank them both for their many years of service to the Board, the Company and its stockholders.

Committees of the Board

Charters for each of the Board's six standing committees can be found on the Corporate Governance section of our website at *investor.southerncompany.com*. All members of the Board's standing committees are independent Directors.

Audit Committee

Members				
William G. Smith, Jr. **CHAIR**	Henry A. Clark III	Donald M. James	**Attendance** 100%
David E. Meador	Lizanne Thomas		**Meetings in 2023** 9
			Report Page 92 ▶

The Audit Committee's duties and responsibilities include the following:

▶ Oversee the Company's financial reporting, audit process, internal controls and legal, regulatory and ethical compliance.

▶ Appoint the Company's independent registered public accounting firm, approve its services and fees and establish and review the scope and timing of its audits.

▶ Review and discuss the Company's financial statements with management, the internal auditors and the independent registered public accounting firm, including critical audit matters, critical accounting policies and practices, material alternative financial treatments within GAAP, proposed adjustments, control recommendations, review of internal controls for nonfinancial sustainability-related data and disclosures, significant management judgments and accounting estimates, new accounting policies, changes in accounting principles, any disagreements with management and other material written communications between the internal auditors and/or the independent registered public accounting firm and management.

▶ Recommend the filing of the Company's and its registrant subsidiaries' annual financial statements with the SEC.

The Board has determined that each member of the Audit Committee is independent as defined by the NYSE corporate governance rules within its listing standards and rules of the SEC promulgated pursuant to the Sarbanes-Oxley Act of 2002.

The Board has determined that each member of the Audit Committee is financially literate under NYSE corporate governance rules and that William G. Smith, Jr. qualifies as an audit committee financial expert as defined by the SEC.

Business Security and Resiliency Committee

Members				
Ernest J. Moniz **CHAIR**	Janaki Akella	Shantella E. Cooper	**Attendance** 100%
Dale E. Klein	Kristine L. Svinicki		**Meetings in 2023** 5

The Business Security and Resiliency Committee's duties and responsibilities include the following:

▶ Oversee management's efforts to establish and continuously improve enterprise-wide security policies, programs, standards and controls, including those related to cyber and physical security.

▶ Oversee management's efforts to monitor significant security events and operational and compliance activities.

▶ Oversee management's use of artificial intelligence and associated risk management.

The Board has determined that each member of the Business Security and Resiliency Committee is independent.

Compensation and Talent Development Committee

Members			Attendance	100%
	John D. Johns **CHAIR**	Janaki Akella	Donald M. James	Meetings in 2023 8
	Dale E. Klein	E. Jenner Wood III		Report Page 46 ▶

The Compensation and Talent Development Committee's duties and responsibilities include the following:

- ▸ Evaluate the performance of the CEO at least annually, review the evaluation with the independent Directors of the Board and approve the compensation level of the CEO for ratification by the independent Directors of the Board based on this evaluation.
- ▸ Oversee the evaluation of, and review and approve the compensation level of, the other executive officers.
- ▸ Review and approve compensation plans and programs, including performance-based compensation, equity-based compensation programs and perquisites.
- ▸ Review CEO and other management succession plans with the CEO and the full Board, including succession of the CEO in the event of an emergency.

- ▸ Review risks and associated risk management activities related to human capital, including talent management, development and retention; employee engagement and well-being; diversity, equity and inclusion; performance management; and pay equity reviews.
- ▸ Review the assessment of risk associated with employee compensation policies and practices, particularly performance-based compensation, as they relate to risk management practices and/or risk-taking incentives.
- ▸ Oversee and review annually the Company's plans for leadership development.
- ▸ Review and discuss with management the CD&A.

The Board has determined that each member of the Compensation and Talent Development Committee is independent as defined by the NYSE corporate governance rules within its listing standards.

The Compensation and Talent Development Committee engaged Pay Governance LLC, a third-party consultant, to provide an independent assessment of the current executive compensation program and any management-recommended changes to that program and to work with management to ensure that the executive compensation program is designed and administered consistent with the Compensation and Talent Development Committee's requirements.

Pay Governance also advises the Compensation and Talent Development Committee on executive compensation and related corporate governance trends.

Pay Governance is engaged directly by the Compensation and Talent Development Committee and does not provide any services to management unless authorized to do so by the Compensation and Talent Development Committee. The Compensation and Talent Development Committee reviewed Pay Governance's independence and determined that Pay Governance is independent and the engagement did not present any conflicts of interest. Pay Governance also determined that it was independent from management, which was confirmed in a written statement delivered to the Compensation and Talent Development Committee.

Finance Committee

Members			Attendance	92%
	E. Jenner Wood III **CHAIR**	Donald M. James		Meetings in 2023 6
	John D. Johns	Lizanne Thomas		

The Finance Committee's duties and responsibilities include the following:

- ▸ Review the Company's financial matters and recommend actions to the Board such as dividend philosophy and financial plan approval.
- ▸ Provide input regarding the Company's financial plan and associated financial goals.

- ▸ Review the financial strategy of and the strategic deployment of capital by the Company.
- ▸ Provide input to the Compensation and Talent Development Committee on financial goals and metrics for the Company's annual and long-term incentive compensation programs.

The Board has determined that each member of the Finance Committee is independent.

Nominating, Governance and Corporate Responsibility Committee

Members   Anthony F. Earley, Jr. **CHAIR**   Shantella E. Cooper   David J. Grain   **Attendance** 95%

Ernest J. Moniz   Lizanne Thomas   **Meetings in 2023** 5

The Nominating, Governance and Corporate Responsibility Committee's duties and responsibilities include the following:

- ▶ Recommend Board size and membership criteria and identify, evaluate and recommend Director candidates.
- ▶ Oversee and make recommendations regarding the composition of the Board and its committees.
- ▶ Oversee succession planning for the Board and key leadership roles on the Board and its committees.
- ▶ Review and make recommendations regarding total compensation for non-employee Directors.
- ▶ Oversee the Company's stockholder engagement program.

- ▶ Periodically review and recommend updates to the Corporate Governance Guidelines and Board committee charters.
- ▶ Coordinate the performance evaluations of the Board and its committees.
- ▶ Oversee the Company's practices and positions to advance its corporate citizenship, including environmental, sustainability and corporate responsibility initiatives.

The Board has determined that each member of the Nominating, Governance and Corporate Responsibility Committee is independent.

Operations, Environmental and Safety Committee

Members   Dale E. Klein **CHAIR**   Anthony F. Earley, Jr.   David E. Meador   **Attendance** 100%

Ernest J. Moniz   Kristine L. Svinicki   **Meetings in 2023** 5

The Operations, Environmental and Safety Committee's duties and responsibilities include the following:

- ▶ Oversee information, activities and events relative to significant operations of the Southern Company system including nuclear and other power generation facilities, electric transmission and distribution, natural gas distribution and storage, fuel and information technology initiatives.
- ▶ Oversee business strategies designed to address the long-term reduction of GHG emissions, fleet transition and related risks and opportunities across the Company.

- ▶ Oversee significant environmental and safety regulation, policy and operational matters, including net zero carbon strategies.
- ▶ Oversee the Southern Company system's management of significant construction projects.
- ▶ Provide input to the Compensation and Talent Development Committee on the key operational goals and metrics for the incentive compensation program.

The Board has determined that each member of the Operations, Environmental and Safety Committee is independent.

Board Composition and Structure

Board Leadership Structure

Our Corporate Governance Guidelines and our By-Laws allow the independent Directors to determine the appropriate Board leadership structure for Southern Company, including the flexibility to split or combine the Chairman and CEO responsibilities. The independent Directors annually, and at other appropriate times, review our Board leadership structure to determine the structure that is in the best interests of the Company and its stockholders.

The Board believes there is no single best leadership structure that is the most effective in all circumstances and that a rigid leadership structure could impede the Board's effectiveness and ability to act in the best interests of the company, its stockholders and the customers and communities we serve. The diverse backgrounds and experiences of our independent Directors provide the Board with broad perspectives from which to determine the leadership structure best suited for the Company and the long-term interests of its stockholders.

As part of the CEO succession planning process, in 2022 and into 2023 the Board undertook a comprehensive review of its leadership structure.

After the CEO Transition

The Nominating, Governance and Corporate Responsibility Committee, in conjunction with the ad hoc Succession Committee formed in 2022, led our Board in evaluating the leadership structure that would best serve stockholders at the time of the CEO transition. The process included a comprehensive review and analysis of best practices with respect to board leadership structure, including review of an analysis undertaken by outside counsel that examined, among other things, board leadership practices and recent trends among large public companies and peer utility companies, studies regarding the impact of board leadership structure on company performance and published views of significant Company stockholders on board leadership structure.

The process also included engaging with stockholders to solicit feedback on board leadership structure and sharing that feedback with the Nominating, Governance and Corporate Responsibility Committee. The Chair of the Nominating, Governance and Corporate Responsibility Committee also engaged directly with key stockholders to solicit feedback on board leadership structure. While several stockholders expressed a preference for an independent board chair, stockholders representing a significant portion of our stock ownership did not indicate a preferred board leadership structure but rather expressed confidence in deferring to the Board's judgment on its leadership structure from time to time so long as the Board maintains independent board leadership through an empowered lead independent director.

After completing its review, the Nominating, Governance and Corporate Responsibility Committee, in conjunction with the Succession Committee, recommended to our independent Directors that at the time of the CEO transition in May 2023, our Company would be best served by a leadership structure consisting of Mr. Fanning, our former CEO, serving as Executive Chairman for a transitional period, Mr. Womack serving as CEO and Mr. Grain serving as Lead Independent Director.

After the Retirement of the Executive Chairman

The Nominating, Governance and Corporate Responsibility Committee continued throughout 2023 to lead our Board in evaluating the optimal leadership structure that would best serve stockholders at the time of the retirement of the Executive Chairman. The process similarly included a comprehensive review and analysis of best practices with respect to board leadership structure, examining board leadership practices and recent trends among large public companies and peer utility companies and evaluating feedback from stockholders on board leadership structure.

In December 2023, we announced that Mr. Fanning would be retiring as Executive Chairman and from the Board. Following its comprehensive review, the independent Directors also announced that the Board was recombining the roles of Chairman and CEO effective December 31, 2023 and appointing Mr. Womack as Chairman of the Board.

The Board determined that a board leadership structure with a combined Chairman and CEO counterbalanced by a strong independent Board led by an empowered Lead Independent Director, active and engaged independent Directors and fully-independent Board committees chaired by independent Directors, provides the optimal balance between independent oversight of management and unified leadership. The Board believes this leadership structure is most suitable for us at this time and is in the best interests of the Company and its stockholders.

- The combined role of Chairman and CEO is held by Chris Womack, who is the Director most familiar with our business and industry (including the regulatory structure and other industry-specific matters) and is most capable of effectively identifying strategic priorities and leading discussion and execution of strategy. Mr. Womack has continued to drive forward the Company's strategic priorities, including our decarbonization efforts and our goal of net zero emissions by 2050, and has led engagement with employees, customers, stockholders and other key stakeholders on these issues.

- The Board believes the combined role of Chairman and CEO promotes the development and execution of our strategy. Independent Directors and management have different perspectives and roles in strategy development. The CEO brings Company-specific experience and expertise, while our independent Directors bring experience, oversight and expertise from outside the Company and its industry. At the same time, several of our independent Directors have deep experience within our industry, and all of our independent Directors receive comprehensive industry information from diverse sources, both internal and external, to best position them to oversee the Company's strategy and key risks.

- The Board believes the combined role of Chairman and CEO facilitates the flow of information between management and the Board, which is essential to effective corporate governance. For example, the Board recognizes the importance of presenting the Board with robust and comprehensive meeting agendas and information. As a result, a key element of the Lead Independent Director's role is working with the Chairman to set the agenda for Board meetings and reviewing and approving the meeting materials.

While the Board determined that combining the roles of Chairman and CEO under Mr. Womack is appropriate at this time, as part of its annual review, it will continue to evaluate the board leadership structure considering evolving industry norms, best practices and the Company's specific needs and strategic objectives.

Role of the Lead Independent Director

The Lead Independent Director is elected by the independent Directors of the Board to serve in the role for a period of generally two to three years. Mr. Grain was elected by the independent Directors in May 2021 to serve as Lead Independent Director. The Board's succession planning process includes the regular review of the skills, qualifications, attributes and experiences of the independent Directors to identify potential future candidates for the Lead Independent Director role.



David J. Grain
Lead Independent Director
Provides strong independent leadership and independent oversight of executive management

- Chair executive sessions of the non-management Directors, which are included on the agenda of every regular board meeting, with the ability to call an executive session

- Chair Board meetings in the absence of the Chairman

- Work with the Chairman to set the agenda for Board meetings

- Approve the agenda (with the ability to add agenda items) and schedule for Board meetings to provide that there is sufficient time for discussion of all agenda items

- Approve information sent to the Board

- Meet regularly with the Chairman and CEO

- Act as the principal liaison between the Chairman and CEO and the non-management Directors (although every Director has direct and complete access to the Chairman and CEO at any time)

- Serve as the primary contact Director for stockholders and other interested parties

- Communicate any sensitive issues to the Directors

- Oversee the independent Directors' performance evaluation of the Chairman and the CEO, in conjunction with the chair of the Compensation and Talent Development Committee

- Partner with the Nominating, Governance and Corporate Responsibility Committee and the Chairman and CEO in the recruitment and retention of Directors and management

Role of the Independent Directors

The Board has strong, independent Directors who provide additional independent leadership to the Board and effective oversight of management. The independent Directors are free to raise subjects at a Board meeting that are not on the agenda for that meeting. An executive session, which allows the independent Directors to meet without the Chairman and CEO present, is included on the agenda of every regular board meeting.

All of the Board's six standing committees are comprised solely of independent Directors, and independent Directors chair all of these committees. Each Board committee has a designated member of senior management, other than the Chairman and CEO, that works with the independent Director that chairs that committee to develop the committee's agenda for each meeting. The independent Director that chairs each committee reviews and approves the agenda and materials to be covered at the upcoming meeting. The independent Directors are free to raise subjects at a committee meeting that are not on the agenda for that meeting. An executive session is included on the agenda of every regular committee meeting.

The independent Directors evaluate the performance of the Chairman and CEO at least annually. The Lead Independent Director, in conjunction with the chair of the Compensation and Talent Development Committee, is responsible for overseeing the evaluation process. Input on the Chairman and CEO's performance is sought from all of the independent Directors. The Lead Independent Director facilitates a robust discussion of the evaluation results with the independent Directors while meeting in executive session. The Lead Independent Director and the chair of the Compensation and Talent Development Committee together discuss the evaluation with the Chairman and CEO. The evaluation is used by the Compensation and Talent Development Committee to determine the compensation to be recommended for ratification by the independent Directors.

Meetings of Non-Management Directors

An executive session, which allows non-management Directors (our independent Directors) to meet without any members of the Company's management present, is included on the agenda of each regularly-scheduled Board meeting. These executive sessions promote an open discussion of matters in a manner that is independent of the Chairman and CEO. The Lead Independent Director chairs each of these executive sessions.

Board Independence

Director Independence Standards

No Director will be deemed to be independent unless the Board affirmatively determines that the Director has no material relationship with the Company directly or as an officer, stockholder or partner of an organization that has a relationship with the Company. The Board has adopted categorical guidelines which provide that a Director will not be deemed to be independent if within the preceding three years:

▸ The Director was employed by the Company or the Director's immediate family member was an executive officer of the Company.

▸ The Director has received, or the Director's immediate family member has received, during any 12-month period, direct compensation from the Company of more than $120,000, other than Director and committee fees. (Compensation received by an immediate family member for service as a non-executive employee of the Company need not be considered.)

▸ The Director was affiliated with or employed by, or the Director's immediate family member was affiliated with or employed in a professional capacity by, a present or former external auditor of the Company and personally worked on the Company's audit.

▸ The Director was employed, or the Director's immediate family member was employed, as an executive officer of a company where any of the Company's present executive officers at the same time served on that company's compensation committee.

▸ The Director is a current employee, or the Director's immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any year, exceeds the greater of $1,000,000 or 2% of that company's consolidated gross revenues.

▸ The Director or the Director's spouse serves as an executive officer of a charitable organization to which the Company made discretionary contributions which, in any year, exceeds the greater of $1,000,000 or 2% of the organization's consolidated gross revenues.

These guidelines are in compliance with the NYSE corporate governance rules within its listing standards.

Director Independence Review Process

At least annually, the Board receives a report on all commercial, consulting, legal, accounting, charitable or other business relationships that a Director or the Director's immediate family members have with the Company and its subsidiaries. This report includes all ordinary course transactions with entities with which the Directors are associated.

▸ The Board determined that the Company and its subsidiaries followed our procurement policies and procedures and our policy relating to the approval and ratification of related person transactions, that the amounts reported were well under the thresholds contained in the Director independence requirements and that no Director had a direct or indirect material interest in the transactions included in the report.

▸ The Board reviewed all contributions made by the Company and its subsidiaries to charitable organizations with which the Directors are associated. The Board determined that the contributions were consistent with other contributions by the Company and its subsidiaries to charitable organizations and none were approved outside the Company's normal procedures.

▸ In determining Director independence, the Board considers transactions, if any, identified in the report discussed above that affect Director independence, including any transactions in which the amounts reported were above the threshold contained in the Director independence requirements and in which a Director had a direct or indirect material interest. No such transactions were identified and, as a result, no such transactions were considered by the Board.

▸ In making its determination, the Board considered the fact that one of the Company's Directors, Lizanne Thomas, was previously a partner at Jones Day until December 31, 2022 and served as Of Counsel during 2023. Ms. Thomas retired from Jones Day effective December 31, 2023. Jones Day provides legal services to the Company and its affiliates. The Board noted that in 2023 and prior, Ms. Thomas' compensation from Jones Day was unaffected by the amount of legal services performed for us by Jones Day and that Ms. Thomas no longer provides legal services to us. Jones Day has not received payments from us over the past three years that exceeded 1% of its annual revenues.

▸ The Board also considered that, in the ordinary course of the Southern Company system's business, electricity and natural gas are provided to some Directors and entities with which the Directors are associated on the same terms and conditions as provided to other customers of the Southern Company system.

As a result of its review process, the Board affirmatively determined that 14 of 15 currently serving Directors, and 12 of 13 nominees for Director, are independent. The only Director that is not independent is Mr. Womack, Chairman, President and CEO of the Company. Ms. Colette Honorable, who resigned from the Board in October 2023, is also independent. Mr. Fanning, who previously served as Chairman, President and CEO of the Company, retired from the Board in December 2023 and is not independent.

Independent Director Nominees

▸ Janaki Akella	▸ Anthony F. Earley, Jr.	▸ John D. Johns	▸ William G. Smith, Jr.
▸ Henry A. Clark III	▸ David J. Grain	▸ Dale E. Klein	▸ Kristine L. Svinicki
▸ Shantella E. Cooper	▸ Donald M. James	▸ David E. Meador	▸ Lizanne Thomas

Board and Committee Self-Evaluation Process

The Board and each of its committees have a robust annual self-evaluation process.

1	**Board Evaluation**	The Lead Independent Director, in conjunction with the Nominating, Governance and Corporate Responsibility Committee, oversees the annual self-assessment process on behalf of the Board.
2	**Committee Evaluations**	The charter of each committee of the Board also requires an annual performance evaluation, which traditionally is overseen by the chair of each committee.
3	**Interviews and Discussion**	The Board self-evaluation process involves completion of a written questionnaire by each Board member, followed by an interview of each Director conducted by an independent third party. The independent third party reviews the results of the evaluation process with the Lead Independent Director. The Lead Independent Director leads a discussion with the full Board to review the results of the self-evaluation and identify follow up items. The committee self-evaluation process involves a review and discussion for each committee. The process is led by the chair of each committee and is conducted in executive session.
4	**Outcome**	The objective is to allow the Directors to share their perspectives and consider adjustments or enhancements in response to the feedback.

As a result of the Board's self-evaluation processes in recent years and its positive experience with the expansion of virtual Board and committee meeting technology, the Board has restructured its meeting schedule to leverage virtual technology for its committee meetings and to hold its Board meetings in person to use the Directors' time most effectively.

Board and Committee Responsibilities

Oversight of Strategy and Risk

The Board and its Committees provide oversight of the Company's business strategy throughout the year. Various elements of strategy are discussed at every Board meeting, as well as at many meetings of the Board's Committees, and the Board receives regular updates on progress and execution from, and provides guidance to, our management team.

The Board dedicates at least one meeting each year to a deep dive on strategic planning and oversight. These sessions create a dedicated forum for a fluid exchange of viewpoints and ideas on the Company's strategic direction and identifying new opportunities and risks as management executes upon the Company's strategy. In 2023, the Board participated in an expanded off-site strategy session that included presentations by internal and third-party experts focused on emerging technologies and innovation required for the Company to flourish in a new energy economy. Presentations by internal leaders highlighted endeavors occurring throughout the Company to assess, invest in and deploy innovative solutions to drive outcomes, improve customer satisfaction, support revenue growth and retention and mitigate risks. Third-party experts discussed navigating the political landscape, both within the U.S. and globally, and the role of technology and data analytics in the future of our industry.

The Board and its committees have both general and specific risk oversight responsibilities. The Board has broad responsibility to provide oversight of significant risks primarily through direct engagement with management and through delegation of ongoing risk oversight responsibilities to the committees. Any risk oversight that is not allocated to a committee remains with the Board.

At least annually, the Board reviews our risk profile to ensure that oversight of each risk is properly designated to an appropriate committee or the full Board. The charters of the committees and the checklist of agenda items for each committee define the areas of risk for which each committee is responsible for providing ongoing oversight.

Governance

Audit Committee	▸ Reviews risks and associated risk management activities related to financial reporting and ethics and compliance-related matters. ▸ Reviews the adequacy of the risk oversight process and documentation that appropriate enterprise risk management and oversight are occurring. The documentation includes a report that tracks which significant risk reviews have occurred and the committee(s) reviewing such risks. In addition, an overview is provided at least annually of the risk assessment and profile process conducted by Company management. ▸ Receives regular updates from Internal Auditing and quarterly updates as part of the disclosure controls process.
Business Security and Resiliency Committee	▸ Reviews risks and associated risk management activities related to cybersecurity, physical security, operational resiliency and technological developments and the response to incidents with respect thereto. ▸ Reviews the adequacy of processes and procedures to protect critical cyber and physical assets and resiliency of ongoing operations. ▸ Reviews risks and associated risk management activities related to use of artificial intelligence.
Compensation and Talent Development Committee	▸ Reviews risks and associated risk management activities related to human capital. ▸ Reviews the assessment of risks associated with the Company's employee compensation policies and practices, particularly performance-based compensation, as they relate to risk management practices and/or risk-taking incentives. The review is conducted at least annually and whenever significant changes to any business unit's compensation practices are under consideration.
Finance Committee	▸ Reviews risks and associated risk management activities related to financial matters of the Company such as financial integrity, major capital investments, dividend policy, financing programs and financial and capital allocation strategies.
Nominating, Governance and Corporate Responsibility Committee	▸ Reviews risks and associated risk management activities related to the state and federal regulatory and legislative environment, stockholder activism and environmental, sustainability and corporate social responsibility.
Operations, Environmental and Safety Committee	▸ Reviews risks and associated risk management activities related to significant operations of the Southern Company system such as safety, system reliability, nuclear, gas and other operations, environmental regulation and policy, net zero carbon strategies, fuel cost and availability.

Each committee provides ongoing oversight for each of our most significant risks designated to it, reports to the Board on their oversight activities and elevates review of risk issues to the Board as appropriate. Each committee has a designated member of executive management as the primary responsible officer for providing information and updates related to the significant risks for that committee. These officers ensure that all significant risks identified in the risk profile we develop are regularly reviewed with the Board and/or the appropriate committee(s).

Southern Company has a robust enterprise risk management program that facilitates identification, communication and management of the most significant risks throughout the Company, employing a formalized framework in which risk governance and oversight are largely embedded in existing organizational and control structures. As a part of the governance structure, the CFO serves as the Chief Risk Officer and is accountable to the CEO and the Board for ensuring that enterprise risk oversight and management processes are established and operating effectively.

All Directors are actively involved in the risk oversight function, and we believe that our leadership structure supports the Board's risk oversight responsibility. Each committee is chaired by an independent Director, and the Chairman and CEO does not serve on any committee. There is regular, open communication between management and the Directors.



Spotlight on Environmental and Social Risks

The Board's oversight of strategy and risks includes oversight of climate, human capital and workforce sustainability. These matters are important to the long-term success of the Company and, accordingly, are integrated into topics reviewed and discussed at each Board meeting as well as the Board's annual in-depth strategy session. Our Committee structure facilitates oversight of these matters.

▸ Audit Committee oversees the adequacy and effectiveness of internal controls, including the development of internal controls for non-financial sustainability-related data and disclosures

▸ Business Security and Resiliency Committee oversees cybersecurity, physical security and operational resiliency, including issues and policies relating to climate change and adaptation and its impact on business resiliency

▸ Compensation and Talent Development Committee oversees human capital management strategies, practices and programs, including talent acquisition, development and retention; diversity, equity and inclusion; employee engagement and well-being; performance management; and pay equity reviews

▸ Finance Committee oversees capital deployment, including alignment of long-term capital allocation strategies with net zero objectives

▸ Nominating, Governance and Corporate Responsibility Committee oversees significant corporate responsibility strategies, programs and practices, including environmental sustainability and climate change, supporting community investment and social justice, advancing supplier diversity, public policy advocacy, political contributions and lobbying and assessing feedback from stockholders and other stakeholders

▸ Operations, Environmental and Safety Committee oversees reduction of GHG emissions and fleet transition, including net zero carbon strategies, resource planning, emerging technologies and R&D and the impact on employees and communities of implementing the business strategies and operations



Spotlight on Cyber and Information Security Risk

Cybersecurity is a critical component of our risk management program. The Board devotes significant time and attention to overseeing cybersecurity risk, and our approach to cybersecurity governance establishes oversight throughout the enterprise.

▸ The Board's Business Security and Resiliency Committee, comprised solely of independent Directors, is charged with oversight of risks related to cybersecurity, physical security and operational resiliency. The Business Security and Resiliency Committee includes directors with an understanding of cyber issues. The Business Security and Resiliency Committee meets at every regular Board meeting and when needed in the event of a specific threat or emerging issue. The Chief Information Security Officer reports to the Business Security and Resiliency Committee at each regular committee meeting.

▸ We use a cross-functional, risk-based, and "defense in depth" approach to prevent, detect, identify, mitigate, respond to and recover from cybersecurity threats and incidents. Recognizing that no single technology, process or business control can effectively prevent or mitigate all risks related to cyber threats, we employ multiple technologies, processes and controls, all working independently but as part of a cohesive strategy to reduce risk. This strategy is regularly tested through auditing, penetration testing, vulnerability testing and other exercises designed to assess effectiveness.

▸ Overall network security efforts are led by the Chief Information Security Officer and the Technology Security Organization, the organization responsible for implementing, monitoring and maintaining cybersecurity practices across the Company, and aided by the EVP of Operations and the Energy Management System and Generation Organization. We utilize a 24/7 Security Operations Center, which facilitates real-time situational awareness across the cyber-threat environment, and a robust Insider Threat Protection Program and Fusion Center that leverages cross-function information sharing to assess insider threat activity.

Political Engagement Oversight

As a leading energy company that serves many communities through our subsidiaries, it is important to Southern Company's business success to participate in the political process. We make political contributions in compliance with the laws and regulations that govern such contributions and in alignment with our commitment to act with integrity. We also engage directly with lawmakers and regulators on issues of importance to the Company and its stakeholders. Constructive relationships with policymakers allow our subsidiaries to deliver clean, safe, reliable and affordable energy to customers.

Governance

We have put in place decision-making and oversight processes for political expenditures and all governmental relations activities. Both management and the Board play important roles in these governance processes, including independent Director oversight of political expenditures and lobbying activities by our Nominating, Governance and Corporate Responsibility Committee and Audit Committee. This also includes periodic review of governmental relations activities by our internal auditing organization to assess compliance with applicable laws and Company policies and procedures, the findings of which are reported to our Audit Committee.

As part of our commitment to good governance, we regularly review our disclosures against best practices. We have also engaged with our stakeholders on this topic in recent years. As a result of our internal review and stakeholder feedback that can be found in the Sustainability section of our website under Policy Engagement and Advocacy at *investor.southerncompany.com*, we made the following enhancements to our political engagement and advocacy disclosures.

- ▶ We published a Trade Association and Climate Engagement Report to provide additional transparency by bringing together existing disclosures and providing analysis and insight into our net zero advocacy positions and memberships in trade associations, along with an assessment of whether the climate change statements or positions of key trade associations are aligned with the goals of the Paris Agreement.
- ▶ We describe the principles and public policy advocacy positions that are representative of the views we express in our engagements on climate-related matters.
- ▶ Our Report on Political Engagement Disclosures includes political contributions made by our subsidiaries and the lobbying dollars spent by trade associations that lobby at the state level and to which our subsidiaries pay annual dues of $50,000 or more.
- ▶ Our website highlights disclosure from our annual response to CDP, which provides a broader list of trade associations, groups and coalitions of which we are members and that are likely to influence climate-related policy.
- ▶ Our updated Overview of Southern Company Policies and Practices for Political Engagement tracks these enhancements.

Our robust political engagement disclosures evidence our commitment to transparency, accountability and strong corporate governance. We were again recognized as a "Trendsetter" by the 2023 CPA-Zicklin Index of Corporate Political Disclosure and Accountability.

Succession Planning and Talent Development

Valuing and developing our people is a strategic priority for our Company. To support this priority, we engage in detailed discussions around succession planning and talent development at all levels within our organization. We have robust discussions and actions that occur throughout the year. The Board meets potential leaders at many levels across the organization through formal presentations and informal events on a regular basis.

The Compensation and Talent Development Committee oversees the development and implementation of succession plans for senior leadership positions.

- ▶ The process starts with management undertaking a full internal review of performance and development of leaders across the organization.
- ▶ Management presents and discusses with the Compensation and Talent Development Committee its evaluation and recommendations for senior leadership succession regularly throughout the year. This review includes an assessment of the current readiness of potential successors and development actions necessary for identified individuals.
- ▶ The Compensation and Talent Development Committee updates the Board on these discussions.

The Compensation and Talent Development Committee is also regularly updated on key talent indicators for the overall workforce, including diversity, equity and inclusion, recruiting and development programs.

The Board annually reviews succession plans for senior management and the CEO, including both a long-term succession plan and an emergency succession plan. To assist the Board, the CEO annually provides his assessment of senior leaders and their potential to succeed in key senior management positions. The evaluation is done in the context of the business strategy with a focus on risk management.

Certain Relationships and Related Transactions

We have a robust system for identifying potential related person transactions.

▸ Our Audit Committee is responsible for overseeing our Code of Ethics, which includes policies relating to conflicts of interest. The Code of Ethics requires that all employees, officers and Directors avoid conflicts of interest, defined as situations where the person's private interests conflict, or even appear to conflict, with the interests of the Company as a whole.

▸ We conduct a review of our financial systems to identify potential conflicts of interest and related person transactions.

▸ At least annually, each Director and executive officer completes a detailed questionnaire that asks about any business relationship that may give rise to a conflict of interest and all transactions in which the Company or one of its subsidiaries is involved and in which the executive officer, a Director or a related person has a direct or indirect interest.

▸ We have a Contract Manual and other formal written procurement policies and procedures that guide the purchase of goods and services, including requiring competitive bids for most transactions above $10,000 or approval based on documented business needs for sole sourcing arrangements.

The approval and ratification of any related person transaction would be subject to these written policies and procedures which include:

▸ a determination of the need for the goods and services;

▸ preparation and evaluation of requests for proposals by supply chain management;

▸ the writing of contracts;

▸ controls and guidance regarding the evaluation of the proposals; and

▸ negotiation of contract terms and conditions.

As appropriate, applicable contracts are also reviewed by individuals in the legal, accounting and/or risk management services departments prior to being approved by the responsible individual. The responsible individual will vary depending on the department requiring the goods and services, the dollar amount of the contract and the appropriate individual within that department who has the authority to approve a contract of the applicable dollar amount.

In addition to the above procedures, the Board has adopted a written policy pertaining to the approval or ratification of related person transactions by the Nominating, Governance and Corporate Responsibility Committee.

In 2023, Ms. Chelsea Tucker, the wife of Daniel S. Tucker, an executive officer of the Company, was employed by Georgia Power as a customer relationship manager administrator and received total compensation of approximately $149,000. Also in 2023, Mr. Terrell Maske, the brother-in-law of J. Jeffrey Peoples, an executive officer of the Company, was employed by Alabama Power Company as an environmental affairs supervisor and received total compensation of approximately $199,000.

We do not have any other related person transactions that meet the requirements for disclosure in this proxy statement.

In the ordinary course of the Southern Company system's business, electricity and natural gas are provided to some Directors and entities with which the Directors are associated on the same terms and conditions as provided to other customers of the Southern Company system.

Information Available on Our Website

Key corporate governance Information is available on our website at *investor.southerncompany.com*.

▸ Board of Directors

▸ Composition of Board Committees

▸ Board Committee Charters

▸ Corporate Governance Guidelines

▸ Company Leadership

▸ Director and Executive Stock Ownership Guidelines

▸ Code of Ethics

▸ Restated Certificate of Incorporation

▸ Amended and Restated By-Laws

▸ SEC Filings

▸ Overview of Southern Company Policies and Practices for Political Engagement

▸ Restrictions on Hedging or Pledging

These documents also may be obtained by requesting a copy from the Corporate Secretary, Southern Company, 30 Ivan Allen Jr. Boulevard NW, Atlanta, Georgia 30308.

Engaging with our Stakeholders

We place great importance on consistent dialogue with all our stakeholders, including stockholders, employees, customers and members of the communities that we serve. We regularly engage in discussions with, and provide comprehensive information for, constituents interested in Southern Company's strategy, performance, governance, citizenship, stewardship and environmental compliance. We are receptive to stakeholder input, and we are committed to transparency and proactive interactions.

Stockholder Engagement

Our Board prioritizes regular communication with our stockholders to better understand their viewpoints and gather feedback regarding matters of investor interest. The Nominating, Governance and Corporate Responsibility Committee oversees our stockholder engagement efforts on behalf of the Board.

The graphic below represents elements of our ongoing stockholder engagement efforts, as well as certain items that take place before, during and after our annual meeting.



Post Annual Meeting

- Discuss vote outcomes in light of existing practices, as well as feedback received from stockholders during proxy season
- Review corporate governance trends, recent regulatory developments and the Company's own corporate governance documents, policies and procedures
- Determine topics for discussion during off-season stockholder engagement

Engagement Prior to Annual Meeting

- Seek feedback on potential matters for stockholder consideration at the annual meeting
- Discuss stockholder proposals with proponents
- Publish annual report and proxy statement
- Discuss Board's rationale for its voting recommendations with key stockholders

Annual Meeting

- Provide a forum for stockholders to ask questions directly to senior management about the Company
- Determine voting results for management and stockholder proposals

Off-season Engagement and Evaluation of Best Practices

- Engage with stockholders to better understand their viewpoints and inform discussions in the boardroom
- Independent Directors actively participate in engagement efforts

Evaluate Potential Enhancements

- Review governance and executive compensation practices
- Consider sustainability disclosures and governance and transparency enhancements

2023 and 2024 Stockholder Outreach

In 2023 and early 2024, we reached out to our 50 largest stockholders representing about 50% of our outstanding shares and offered to engage on ESG-related topics, as well as any other topics of interest. We also reached out to stockholders that are not among our 50 largest but expressed an interest in engaging with us. We received positive responses from, and had engagements with, stockholders representing over 30% of our outstanding shares. Independent Directors participated in a number of these engagements. The stockholders we engaged with included representatives of index funds, union and public pension funds, actively-managed funds and socially-responsible investment funds. We also engaged on multiple occasions with the Climate Action 100+ investor coalition and with key environmental stakeholders.

Significant topics for stockholder engagement included:

▸ Climate-related risks and opportunities, our decarbonization efforts and progress toward meeting our interim and long-term GHG goals, and just transition, including the impact of our fleet transition on our workforce and the communities we serve

▸ Human capital management, including diversity, equity and inclusion and talent development, and progress in our Moving to Equity effort

▸ CEO succession planning, management succession planning and leadership development

▸ Board governance, including Board leadership structure, Board succession planning and Board diversity

▸ Political engagement and trade association memberships and how our activities align with our business strategies

▸ Board oversight of key risks and opportunities

▸ Executive compensation and how our core metrics are aligned with our business strategies and stockholder interests

▸ Cybersecurity and artificial intelligence

We also discussed how the Board oversees these topics and how they tie to our long-term strategy.

Independent Directors actively participate in engagement efforts with our largest stockholders.

In 2023 and 2024, the Lead Independent Director, the Chair of the Compensation and Talent Development Committee and/or the Chair of the Nominating, Governance and Corporate Responsibility Committee directly engaged with stockholders representing over 20% of our outstanding shares.

Participants in various calls and meetings with our stockholders include:

▸ Independent Directors (Lead Independent Director, Chair of the Compensation and Talent Development Committee and Chair of the Nominating, Governance and Corporate Responsibility Committee)

▸ Chairman, President and CEO (does not participate when the engagement includes a discussion of his compensation)

▸ EVP and CFO

▸ EVP and Chief Legal Officer

▸ EVP of Operations

▸ SVP of Environment, System Planning and Sustainability

▸ SVP of Research and Development and Environmental

▸ SVP of Human Resources

▸ VP, Corporate Governance

▸ VP, Investor Relations and Treasurer

Stockholder feedback is communicated to our Board and its committees throughout the year.

In addition, our CFO and investor relations group lead our management team in hundreds of investor meetings throughout the year to discuss our business, strategy and financial results. These discussions also include sustainability-related topics. Meetings include in-person, telephone and webcast conferences.

Environmental Stakeholder Engagement

Since 2011, we have held regular environmental stakeholder forums, webinars, calls and meetings covering a range of topics, including our efforts to reduce GHG emissions, regulatory and policy issues, system risk and planning related to renewables, energy efficiency, just transition and environmental justice. Members of senior management participate in these events.

In early May 2023, we hosted an in-person environmental stakeholder forum in Washington D.C. Tom Fanning, our CEO, and Chris Womack, our CEO-elect, led discussions with stakeholders. Other senior leaders that participated included the Chief Legal Officer, EVP of Operations, President of External Affairs, SVP of Environment, System Planning and Sustainability and SVP of Research and Development. Key topics discussed included our net zero by 2050 goal, decarbonization efforts, R&D, enhancing affordability and resilience in the fleet transition, biodiversity and natural capital, and our Moving to Equity efforts. Twenty stakeholders participated in the forum. Stakeholder participants include regional environmental and socially focused non-governmental organizations, stockholder advocacy groups and state pension funds. We also invited the co-lead investors of our Climate Action 100+ investor engagement team to participate.

Governance

In October 2023, we held a stakeholder dialogue focused on just transition. Speakers included leadership from Southern Company and Alabama Power as well as the International Brotherhood of Electrical Workers (IBEW). The dialogue centered around Southern Company's Just Transition Principles and featured a case study of Plant Gadsden's retirement including employee and community engagement that occurred during the process. Almost 40 stakeholders participated in this virtual event.

In January 2024, we held a stakeholder dialogue focused on energy efficiency with speakers from Southern Company and Southern Company Gas. Topics included a summary of current and past energy efficiency programs and their impact at both electric and gas operating companies, plans for upcoming programs and the use of demand side management. During the webcast, we also discussed R&D efforts to enhance energy efficiency offerings. There was a focus throughout on programs and offerings available to low-income customers.

We had several follow-up conversations with stakeholder participants to further discuss topics raised at these meetings.

Director Compensation

Only non-employee Directors of the Company are compensated for service on the Board.

For 2023, the pay components for non-employee Directors were:

Annual cash retainers	
Cash retainer	$ 110,000
Additional cash retainer if serving as the Lead Independent Director of the Board	$ 30,000
Additional cash retainer if serving as a chair of a standing committee of the Board	$ 20,000
Annual equity grant	
In deferred common stock units until Board membership ends	$ 160,000
Meeting fees	
Meeting fees are not paid for participation in a meeting of the Board	—
Meeting fees are not paid for participation in a meeting of a committee or subcommittee of the Board	—

In October 2023, the Nominating, Governance and Corporate Responsibility Committee engaged Pay Governance to provide an independent assessment of the current non-employee director compensation program to ensure continued alignment with comparable companies and sound governance practices. The Nominating, Governance and Corporate Responsibility Committee last obtained a market assessment of the program in October 2019.

Pay Governance reported that the Company's current program provides total direct compensation (cash retainer and equity grant) below the 25th percentile of utility peers and below the 75th percentile of a broad group of general industry companies.

Based on this assessment, the Nominating, Governance and Corporate Responsibility Committee recommended, and the full Board approved, the following changes to the program effective January 1, 2024:

▸ $10,000 increase to the annual cash retainer,

▸ $5,000 increase to the additional annual cash retainer for the Lead Independent Director of the Board,

▸ $5,000 increase to additional annual cash retainer for the Audit Committee chair and

▸ $10,000 increase to the annual equity grant.

Director Compensation Table

The following table reports compensation to the non-employee Directors during 2023.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Janaki Akella	110,000	160,000	—	270,000
Henry A. Clark III	110,000	160,000	—	270,000
Shantella E. Cooper	—	—	125,370	125,370
Anthony F. Earley, Jr.	130,000	160,000	—	290,000
David J. Grain	140,000	160,000	—	300,000
Colette D. Honorable[4]	82,500	120,000	—	202,500
Donald M. James	110,000	160,000	—	270,000
John D. Johns	130,000	160,000	—	290,000
Dale E. Klein	130,000	160,000	—	290,000
David E. Meador[5]	82,500	120,000	—	202,500
Ernest J. Moniz	130,000	160,000	—	290,000
William G. Smith, Jr.	130,000	160,000	—	290,000
Kristine L. Svinicki	110,000	160,000	—	270,000
Lizanne Thomas[5]	82,500	120,000	—	202,500
E. Jenner Wood III	130,000	160,000	—	290,000

[1] Includes amounts voluntarily deferred in the Director Deferred Compensation Plan.

[2] Represents the grant date fair market value of deferred common stock units.

[3] No non-employee Director of the Company received perquisites in an amount above the reporting threshold. Ms. Cooper was elected to the Board October 16, 2023 and received compensation for her 2023 service in January 2024. From January 1 to October 16, 2023, Ms. Cooper served as a member of the board of directors of Georgia Power and received $125,370 for her service.

[4] Ms. Honorable resigned from the Board effective August 1, 2023.

[5] Mr. Meador and Ms. Thomas joined the Board effective April 1, 2023.

Director Stock Ownership Guidelines

Under our Corporate Governance Guidelines, non-employee Directors are required to beneficially own, within five years of their initial election to the Board, common stock of the Company equal to at least five times the annual cash retainer. The annual equity grant for non-employee Directors is required to be deferred until Board membership ends. All non-employee Directors either meet the stock ownership guideline or are expected to meet the guideline within the allowed timeframe.

Director Deferred Compensation Plan

The annual equity grant to the independent Directors is required to be deferred in shares of common stock. The shares are not distributed until membership on the Board ends. The deferral is made under the Director Deferred Compensation Plan and earns dividends which are reinvested in additional shares of common stock until distribution. Upon leaving the Board, distributions are made in common stock.

In addition, Directors may elect to defer up to 100% of their remaining compensation in the Director Deferred Compensation Plan until membership on the Board ends. Such deferred compensation may be invested as follows, at the Director's election:

▶ in common stock units which earn dividends as if invested in common stock and are distributed in shares of common stock or cash upon leaving the Board; or

▶ at the prime interest rate which is paid in cash upon leaving the Board.

All investments and earnings in the Director Deferred Compensation Plan are fully vested. For compensation earned prior to 2022, each Director was permitted to make one election to receive compensation deferred through the Director Deferred Compensation Plan upon leaving the Board in either a lump-sum payment or up to 10 annual distributions. In other words, all deferrals made by a Director in the Director Deferred Compensation Plan were subject to one distribution election. Beginning with compensation earned during 2022, each Director may annually elect the manner of distribution of compensation deferred through the Director Deferred Compensation Plan for a calendar year, either a lump-sum payment or up to 10 annual distributions. A distribution election must be made no later than December 31 of the year prior to the year in which the compensation will be earned.

Advisory Vote to Approve Executive Compensation (Say on Pay)

▸ As described in the CD&A beginning on page 45, we believe our compensation program provides the appropriate mix of fixed and at-risk compensation.

▸ The short- and long-term performance-based compensation program for our CEO ties pay to Company performance, rewards achievement of financial and operational goals, relative TSR and progress toward meeting our GHG reduction goals, encourages individual performance that is in line with our long-term strategy, is aligned with stockholder interests and remains competitive with our industry peers.

✔ The Board recommends a vote **FOR** this proposal

We design our compensation program to attract, engage, competitively compensate and retain our employees. We target the total direct compensation for our executives to approximate the market median and place a very significant portion of that target compensation at risk, subject to achieving both short-term and long-term performance goals.

The Compensation and Talent Development Committee believes that our compensation programs effectively align executive pay with performance by:

▸ Placing the vast majority (over 89%) of the CEO's total compensation at risk

▸ Striking the right balance between short- and long-term results

▸ Selecting appropriate performance metrics, including market-based measures such as relative TSR, long-term value creation metrics such as EPS and ROE, progress in meeting GHG reduction goals (for the CEO, the CFO and the EVP of Operations), annual operational goals and individual performance goals that drive achievement of our long-term business strategy

▸ Regularly monitor the alignment between corporate performance and compensation payouts

At our 2023 annual meeting, we received 93% support of votes cast on our executive compensation program.

Throughout 2023 and into 2024, we continued our robust stockholder outreach program. Our independent Directors, including our Lead Independent Director, the Chair of our Compensation and Talent Development Committee and the Chair of our Nominating, Governance and Corporate Responsibility Committee, have participated in key engagements. Feedback from our stockholders is carefully considered by the Compensation and Talent Development Committee in making compensation decisions.

Stockholders are voting to approve, on an advisory basis, the following resolution:

"RESOLVED, that the stockholders approve the compensation of the named executive officers described in the Compensation Discussion and Analysis, the Summary Compensation Table and the other compensation tables and accompanying narrative in the proxy statement."

Although it is non-binding on the Board, the Compensation and Talent Development Committee will review and consider the vote results when making future decisions about the executive compensation program.

Compensation Discussion and Analysis

What you will find in this CD&A

This CD&A focuses on the compensation for our CEO, CFO and our three other most highly compensated executive officers serving at the end of 2023 as well as our retired CEO. Collectively, these officers are referred to as the NEOs



Chris Womack

Chairman, President and CEO of Southern Company



Dan Tucker

Executive Vice President and CFO of Southern Company



Kim Greene

Chairman, President and CEO of Georgia Power



Jim Kerr

Chairman, President and CEO of Southern Company Gas



Stephen Kuczynski

Chairman and CEO of Southern Nuclear



Tom Fanning

Retired Executive Chairman of Southern Company and Retired Chairman, President and CEO of Southern Company

Key 2023 Company Highlights

Successful CEO and senior management transition reflecting robust talent development and succession planning	**Adjusted EPS at the Top End** of 2023 Guidance Range
Focus on our employee well-being to support our equitable, diverse, inclusive and innovative culture	**Plant Vogtle Unit 3 placed in service** marking the next phase of a significant construction project
Annualized TSR in top quartile of peers over the last 3 years	**Progress toward net zero by 2050** in 2023, achieved 49% reduction in GHG emissions relative to 2007 benchmark year
Superior customer service electric and gas operating subsidiaries continued to be recognized among the most highly rated utilities for customer satisfaction	**76 consecutive years** of dividends paid

Mr. Womack became the Company's CEO on May 24, 2023, at which time Mr. Fanning became the Company's Executive Chairman. References throughout this CD&A to CEO compensation relate to Mr. Womack and references to Retired Chairman compensation relate to Mr. Fanning.

Letter from the Compensation and Talent Development Committee

To our Fellow Stockholders:

Southern Company achieved great things in 2023. We are proud to have placed into commercial operation the first newly constructed nuclear unit in the U.S. in over 30 years. Our workforce of 28,100 proved once again that we are not afraid to accomplish hard tasks. See page 6 for an overview of our 2023 Company performance. In addition to the successful CEO transition from Tom Fanning to Chris Womack in May 2023, the Board executed a management transition plan showcasing our decades-long investment in our strong talent pipeline and robust succession planning process. This seamless leadership transition facilitated business continuity, created stability and enabled positive growth for the Company.

Compensation Committee Oversight and Engagement

During 2023, we remained actively engaged in our oversight responsibilities for executive compensation, leadership and talent development and human capital management. We implemented compensation programs that:

▶ Drive long-term value creation for our stockholders;

▶ Reflect feedback from our ongoing stockholder engagement program;

▶ Respond to the dynamic environments in which our executives and workforce operate;

▶ Support of the Company's plan to reduce GHG emissions and meet its interim and net zero goals; and

▶ Align with our compensation beliefs.

The five independent Directors serving on our Committee bring a diverse range of qualifications, attributes, skills and experiences to our decision making. We are committed to aligning pay with performance each year; hiring, developing and retaining a diverse pool of talent; and promoting alignment of our compensation program with the Company's long-term strategy and stockholders' expectations.

Building on the foundation we created over the past several years, we continued our strong and active involvement in stockholder outreach, which includes independent Director participation in key engagements. Independent directors directly engage with stockholders and receive regular updates from management on our robust stockholder engagement program. Below is an overview of the Committee's key focus areas over the past year.

Succession Planning

▶ In addition to the successful CEO transition, we reinforced our focus on succession planning for other members of the senior management team. We continued to improve and refine our robust talent pipeline to develop our visionary and capable leaders

▶ Our Committee met and discussed senior leadership talent and the overall company-wide talent management process throughout the year, and facilitated regular Board engagement with high potential employees.

CEO Performance Assessment

▶ We reviewed and approved the performance goals for the CEO and the Retired Chairman for 2023 and engaged in ongoing performance assessment dialogue throughout the year.

▶ Utilizing an independent third-party, we facilitated the performance review of the CEO and Retired Chairman with the independent members of the Board.

Compensation Plan Design and Alignment

▶ We conducted our annual rigorous program evaluation to assess our incentive plan design's effectiveness at striking the right balance between short- and long-term results and alignment with business strategy, key financial objectives and stockholder interests.

▶ We believe our compensation plan design works as intended to align CEO performance with the long-term strategy of our business and value creation for stockholders.

▶ Our Committee continued active engagement in assessing goal rigor and evaluating earnings adjustments that impact compensation, both positive and negative, in making payout decisions.

▶ After a thoughtful review, we retained our existing Clawback Policy that enables our recovery of incentive compensation in the event of detrimental activity and expanded the members of Company senior leadership covered.

Compensation Metrics that Support GHG Reduction Goals and Sustainable Business Practices

▸ We continue to receive positive feedback from our stakeholders on our approach to aligning a meaningful portion of key executives' long-term equity incentive award to the Company's 2030 and 2050 GHG emission reductions goals. We've continued this practice since 2019.

▸ Based on investor feedback, the Committee incorporated additions of energy efficiency and load flexibility/demand response MWs with the 2024-2026 award and enhanced stretch goals in the quantitative metric.

▸ We remained committed to incorporating operational metrics in the annual incentive compensation program that include safety, work environment, supplier diversity, customer satisfaction and other measures to support our sustainable business model.

Human Capital Management

▸ The Committee reviewed regular updates on human capital matters and workforce risks, including labor relations management, physical and mental well-being initiatives and specific initiatives for employee recruitment, engagement and retention.

▸ We reviewed reports on the recently launched Leadership Master Class Series, a reimagined and modern corporate university, that facilitates targeted development of our Company's leadership.

▸ In response to the dynamic business environment, we continue to demonstrate innovation and flexibility in adapting our total rewards offering to meet the diverse needs of our employees and to attract and retain talent.

Report of the Compensation Committee

We met with management to review and discuss the CD&A. Based on that review and discussion, we recommended to the Board that the CD&A be included in this proxy statement.

John D. Johns	**Dr. Janaki Akella**	**Donald M. James**	**Dale E. Klein**	**E. Jenner Wood III**
CHAIR				

Executive Compensation Best Practices

What We Do

✔ Compensation Committee focuses on aligning actual payouts with performance and stockholder interests

✔ 100% of short- and long-term incentive awards are performance based

✔ Independent compensation consultant retained by the Compensation Committee

✔ Policy against hedging and pledging of stock by Directors and executive officers

✔ Executive officers receive limited ongoing perquisites that make up a small portion of total compensation

✔ Change-in-control severance payouts require double-trigger of change in control and termination of employment

✔ Strong stock ownership requirements for executive officers

✔ Annual pay risk assessment undertaken with input from an independent consultant

✔ Clawback provisions apply to all incentive compensation awards with enhanced Clawback Policy provisions for key executives, including in the event of misconduct

✔ Over 89% of CEO target pay is at risk based on achievement of performance goals

✔ Engagement in year-round stockholder outreach efforts

✔ Dividends on stock awards received only if underlying award is earned

✔ Annual compensation audit conducted to help ensure pay equity

What We Don't Do

✘ No tax gross ups for executive officers (except on certain relocation-related expenses)

✘ No employment agreements with our executive officers

✘ No stock option repricing

✘ No excise tax gross-ups on change-in control severance arrangement

✘ No additional service granted under supplemental retirement plans since 2014

2023 Named Executive Officer Transitions

In January 2023 we announced and throughout 2023 we successfully executed a number of leadership transitions that facilitated business continuity across the Southern Company system and showcased the depth of our talent throughout our leadership ranks.

Timeline of Key NEO Transitions

January	March	May	December
Tom Fanning Chairman, President & CEO, Southern Company	**Chris Womack** becomes President, Southern Company	**Chris Womack** becomes President & CEO, Southern Company	**Chris Womack** becomes Chairman, President & CEO, Southern Company
Chris Womack Chairman, President & CEO, Georgia Power	**Kim Greene** becomes Chairman, President & CEO, Georgia Power	**Tom Fanning** becomes Executive Chair of Southern Company Board	**Tom Fanning** retires from Southern Company
Kim Greene Chairman, President & CEO, Southern Company Gas	**Jim Kerr** becomes Chairman, President & CEO, Southern Company Gas		
Jim Kerr EVP, Chief Legal Officer & Chief Compliance Officer, Southern Company			

Dan Tucker and Steve Kuczynski continued in their key roles throughout the year.

2023 CEO and Retired Chairman Compensation Decisions

In consultation with its independent consultant, Pay Governance, the Committee continued to carefully evaluate the executive officer compensation of peer utility companies to develop reasonable ranges of total compensation for similarly situated executives. The Committee took into account the relative revenue, market capitalization and complexity of each peer as compared to the Company.

Southern Company is considerably larger than the majority of the companies in the industry. Compared to the peer group used to set compensation decisions, Southern Company ranks at the 97th percentile when comparing net annual revenue and at the 95th percentile when comparing market capitalization.



* Based on the four fiscal quarters ended prior to December 31, 2023 and publicly available as of March 1, 2024

** As of December 31, 2023

The peer group used for the Committee's compensation decisions is described in more detail on page 72.

CEO Compensation Decisions

▸ The Committee approved target compensation for Mr. Womack during its regular annual review in February 2023, taking into account his role as President of the Company. His base salary increased by approximately $85,000, his annual Performance Pay Program (PPP) target opportunity increased by 20% of base salary, and his long-term incentive (LTI) target opportunity increased by 25% of base salary.

▸ Upon his promotion to CEO in May 2023, the Committee approved an updated compensation package for Mr. Womack. A significant portion of Mr. Womack's total direct compensation as CEO consists of LTI award opportunities, consistent with our historic pay practices described below and taking into account the target compensation of CEOs in our peer group. Effective May 24, 2023, his adjusted compensation elements were:

  • Base salary: $1,450,000

  • 2023 PPP target: 130% of base salary (increased from 100% and pro-rated to reflect his tenure as CEO during 2023)

  • 2023-2025 LTI target: Mr. Womack received a promotional LTI grant equal to 665% (increased from 300%, taking into account his increased base salary, and pro-rated for his tenure as CEO during 2023)

Retired Chairman Compensation Decisions

▸ In setting Mr. Fanning's target compensation for 2023 during its regular annual review, the Committee did not adjust the Retired Chairman's base salary, PPP target opportunity or LTI target opportunity from the 2022 amounts in light of the CEO transition occurring during the year.

▸ In connection with his transition from CEO to Executive Chairman, the Committee approved a reduction in base salary of $340,000 effective May 24, 2023.

2023 Performance Against Key Compensation Metrics

We delivered strong adjusted financial and operational performance in 2023.

Exceeded our 2023 EPS goal; Payout at 146%

Exceeded our 2023 operational goals, including safety, customer satisfaction and reliability; Payout at 169%

Exceeded our peer group on the 2021-2023 TSR goal; Payout at 180%

Exceeded our 2021-2023 Return on equity goal; Payout at 200%

Achieved 89% of our 2021-2023 GHG quantitative cumulative MW change target and demonstrated strong performance on the qualitative modifier for advancing the energy portfolio of the future; Payout at 116%

CEO Pay for Performance Alignment

2023 CEO Pay Decisions Demonstrate Strong Alignment with Performance and Stockholder Interests



CEO 2023 Target Pay

89% Performance-Based

11% Salary

14% Annual Cash Incentive Award

75% Long-Term Incentive Awards

Retired Chairman 2023 Target Pay

93% Performance-Based

7% Salary

13% Annual Cash Incentive Award

80% Long-Term Incentive Awards

In making 2023 pay decisions for our CEO and Retired Chairman, the Committee continued to demonstrate strong alignment between CEO pay and Company performance based on three factors:

1. Placing the overwhelming majority of the CEO's total compensation at risk
2. Selecting metrics and targets to align pay with long-term value creation for stockholders
3. Actively reviewing performance to appropriately align payouts in a manner consistent with stockholder interests and stockholder feedback

CEO Pay Aligned with Long-Term TSR and Financial Results

We continue to create significant long-term stockholder returns through stock price appreciation and dividends paid to our stockholders. The majority of CEO incentive compensation was tied to stockholder value created from 2021 to 2023 relative to our industry peers and the Company's strong adjusted financial results.

▶ From 2021 through 2023, we have consistently performed in the top quartile of our TSR peer group for each 3-year performance period and significantly above the median TSR for the peer group.

▶ We have continued to deliver strong adjusted EPS growth through 2023.

Southern Company's annualized TSR consistently has been in the Top Quartile and significantly higher than the average TSR for its relative Peer Group*



	83rd Percentile	100th Percentile	82nd Percentile	82nd Percentile
SO	11.5%	17.9%	8.2%	9.1%
Average TSR of Group	5.8%	8.3%	3.8%	4.2%
	2018-2020	2019-2021	2020-2022	2021-2023

SO ▬ Average TSR of Group

* Industry peers selected by the Committee for determining TSR performance are generally consistent over the last five years, with minor adjustments for mergers or other business combinations and refinements, based on recommendations from our independent compensation consultant, to better match the Company's profile (see page 72), and are disclosed in the applicable proxy statement for the year the grant was made.

Southern Company is considerably larger than the majority of its peers



* Based on the four fiscal quarters ended prior to December 31, 2023 and publicly available as of March 1, 2024
** As of December 31, 2023

Over the last five years, we have demonstrated strong adjusted EPS growth and delivered consistent dividend growth for stockholders

▸ We delivered strong adjusted EPS results at or above the top end of our projected EPS guidance ranges. These results were driven by a combination of constructive regulatory outcomes for customers and stockholders and effective cost discipline.

▸ In addition to strong financial forecasts, our track record of robust financial performance has enabled an annual increase to dividends per share for 22 consecutive years. We have paid a dividend equal to or greater than the prior year for the last 76 years.

GAAP reported EPS was $4.53 in 2019, $2.95 in 2020, $2.26 in 2021, $3.28 in 2022, and $3.64 in 2023. For a reconciliation of adjusted EPS to EPS under GAAP, see page 110.



CEO Pay Aligned with Consistent Progress toward Reducing GHG Emissions

Since 2019, we have aligned a portion of the CEO long-term incentive pay with our Company's GHG emission reduction goals. The addition of zero carbon generation resources and the retirement of coal generating units (cumulative megawatt change) has driven progress toward our goals of achieving GHG emissions reductions of 50% from 2007 levels by 2030 and net zero by 2050. For the Retired Chairman, performance on the 2021-2023 performance period quantitative metric was below target because the commercial operation of Vogtle Unit 4 was not achieved in 2023. The qualitative modifier exceeded target, recognizing the Company's industry leadership in decarbonization efforts, including energy policy, R&D investments and new business development. More details can be found on page 66.

Stockholder Outreach and Say on Pay Response

We are committed to year-round engagement with our stockholders. Feedback from our stockholders has resulted in changes to our executive compensation program and enhancements to our disclosures over time.

Through 2023 and early 2024, we continued our stockholder outreach efforts, directly contacting our 50 largest stockholders representing about 50% of our stock. Since January 2023, we have engaged with stockholders representing over 30% of our stock. Independent Directors participated directly in many of these key engagements.

An overview of what we heard from engagements over the past several years with respect to executive compensation matters and how we have responded is described below.



93%

At our 2023 annual meeting, we received 93% support of the votes cast on the Say on Pay vote, which is consistent with the high level of stockholder support we have received for many years.

What we heard

 **Alignment between CEO pay and financial performance**

Consistent with the 93% support for the 2023 Say on Pay vote, stockholders expressed the following:

▶ Support for the 2022 payout decisions

▶ Confidence in the overall pay program designs

▶ Trust that the Committee will carefully assess each adjustment to earnings and act to promote pay for performance alignment and consider the stockholder experience

What we did

✔ Committee continued to evaluate plan design to help ensure our programs are producing outcomes that are aligned with stockholders' interests and overall Company performance; at the same time, we did not make significant changes to the overall plan design given stockholders' year-over-year support for the program

✔ Committee continued to review all adjustments to earnings, whether positive or negative, to determine their appropriateness based on management control, materiality and overall impact to investors

What we heard

 **Focus on human capital management**

▶ Interest from stockholders on succession planning for the CEO and other executive positions

▶ Interest from stockholders in our DE&I efforts, talent development and transparency on workforce diversity data, including disclosure of our EEO-1 workforce diversity data

What we did

✔ Board led a successful CEO transition in 2023, along with a seamless transition in other key executive roles

✔ Committee continued to focus on talent development and DE&I efforts

✔ Company published its 2023 Moving to Equity annual update report in early 2024

✔ Company continued providing aggregated EEO-1 workforce diversity data in 2023 and has committed to do so on an annual basis

✔ Company developed a reimagined, modern "corporate university" that emphasizes business and industry learning while expanding leadership capability; this Leadership Academy Master Class took a holistic view of leader development and included assessments, intentional development, coaching and application

What we heard

 **Alignment of pay with GHG reduction efforts**

▶ Stockholders continue to support linking CEO pay and GHG reduction goals and overwhelmingly support including the metric as part of long-term equity incentive pay rather than annual incentive pay

▶ Most stockholders continue to express support for the GHG goal quantitative metric that measures the cumulative change in megawatts over the three-year performance period as appropriately reflecting the transition in our fleet and measuring progress toward achievement of our 2030 GHG reduction goal, as compared to a percentage decrease in emissions over the three-year performance period which is more likely to be impacted by changes to weather patterns and broader economic factors that are outside of management's control

▶ Stockholders continue to express support for the qualitative modifier that is part of the GHG metric and is designed to advance the energy portfolio of the future and meet our net zero by 2050 goal

▶ Most stockholders continue to believe that aligning 10% of the key executive's target long-term incentive award with our GHG reduction goals is appropriate

▶ A group of stockholders asked the Committee to consider broadening the qualitative modifier payout range and to enhance disclosure of the factors considered by the Committee in its qualitative assessment

▶ A group of stockholders asked the Committee to consider expanding application of the GHG metric as part of the long-term incentive award to other members of the executive team

▶ A group of stockholders asked the Committee to consider an increase in the percentage of the target long-term incentive award aligned with our GHG reduction goals

▶ A group of stockholders asked the Committee to consider ways to align annual incentive compensation for a broader group of employees with our decarbonization efforts

What we did

✔ Committee continued to include the GHG reduction compensation metric in 2023 LTI awards for key executives

  ▶ Continued using a quantitative metric of cumulative megawatt change as a reliable measure of progress in our fleet transition, along with a qualitative modifier

  ▶ Enhanced disclosure of the factors considered by the Committee in its qualitative assessment of progress toward net zero by 2050

✔ Committee continued to align 10% of the LTI awards for key executive officers with our GHG reduction goals, noting that stockholders representing a significant percentage of ownership support the relative allocation among TSR, ROE and GHG as appropriately aligned with financial, market-based and GHG performance expectations; given that there are some stockholders that continue to suggest an increase in the weighting of the GHG metric, we plan to continue to seek stockholder feedback on this topic during 2024

✔ In response to stockholder feedback over the past few years, the Committee has enhanced the GHG reduction metric over time:

  ▶ Set ambitious target and stretch goals for the quantitative metric

  ▶ Broadened the qualitative modifier payout range to better reflect both upside and downside risk related to meeting the GHG goal

  ▶ Expanded and better differentiated the types of zero-carbon generation that are used to both set the metric and to measure performance against the metric

  ▶ Expanded the individuals that have the GHG metric as part of their LTI award to include the CFO and the EVP of Operations, individuals with system wide responsibility related to meeting our emission reduction goals

  ▶ Incorporated additions of energy efficiency and load flexibility/demand response megawatts into the quantitative GHG metric starting in 2024

✔ In response to stockholder feedback, the Committee added a net zero availability metric to the short-term incentive program in 2022 that applies to almost 15% of our employees and continued to include the metric in 2023

Executive Compensation Program

Overview of Key Compensation Components

	Element	Vehicle	Link to Stockholder Value
Fixed	**Base Salary**	Cash	▸ Fixed cash compensation rewards scope of responsibility, experience and individual performance to attract and retain top talent
At-Risk	**Annual Performance Pay Program (PPP)**	Cash	▸ Promotes strong short-term business results by rewarding value drivers, without creating an incentive to take excessive risk ▸ Serves as key compensation vehicle for rewarding annual results and differentiating performance each year
	Long-Term Program	Performance share units (PSUs) (paid in shares of common stock) Performance-based restricted stock units (PRSUs) (paid in shares of common stock)	▸ PSUs reward achievement of financial goals and stock price performance compared to utility peers over a three-year period ▸ PRSUs reward achievement of financial goals related to our ability to pay regular dividends while promoting employee retention ▸ Equity awards provide a significant stake in the long-term financial success of the Company that is aligned with stockholder interests and promotes employee retention ▸ For the CEO, Retired Chairman, CFO, and EVP of Operations, PSUs link a meaningful portion of long-term compensation with the Company's GHG reduction goals
Benefits	**Employee Savings Plan**	401(k) plan	▸ Creates shared responsibility for retirement through matching contributions
	Pension Benefits	Defined benefit pension plan and restoration plans	▸ Financially efficient vehicle to provide market-competitive retirement benefits while promoting employee retention

Base Salary

▸ The CEO recommends base salary adjustments for each of the other executive officers for the Committee's review and approval. The recommendations consider competitive market data provided by the Committee's independent compensation consultant, the need to retain an experienced team, internal equity, time in position, recent base salary adjustments and individual performance. Individual performance includes, among other things, the individual's relative contributions to the achievement of financial and operational goals in prior years.

▸ Base salary adjustments are effective as of March 1 each year. The Committee approved further base salary adjustments on May 24, 2023 in connection with the CEO transition as described further on page 48.

▸ The Committee determines the CEO's base salary based on its comprehensive review of his tenure in the role and his individual performance, considering competitive market data provided by its independent compensation consultant.

Name	March 1, 2022 ($)	March 1, 2023 ($)	May 24, 2023 ($)
Chris Womack	904,984	990,000	1,450,000
Dan Tucker	718,875	790,763	
Kim Greene	850,023	900,004	
Jim Kerr	781,239	850,000	
Stephen Kuczynski	877,592	912,696	
Tom Fanning	1,700,000	1,700,000	1,360,000

Annual Incentive Compensation (At Risk)

2023 Annual Performance Pay Program (PPP)

The formula for computing PPP payouts is as follows:



Base Salary	✕	Target Award Percentage	✕	Performance Goal Achievement	=	PPP Award Earned
		(% of Base Salary; varies by pay grade)		(% of target level; payout ranges from 0% to 200%)		

PPP Goal Rigor and Process Used to Set Goals

▶ The Committee establishes the financial goals for EPS and net income based on the Company's financial plan and value proposition, focusing on providing regular, predictable and sustainable EPS and dividend growth.

▶ The Company's goal setting process employs a multi-layered approach and analysis that incorporates a blend of objective and subjective business considerations and other analytical methods to help ensure that the goals are sufficiently rigorous. Goals are calibrated in part based on relative performance versus peer companies.

▶ No payout under the PPP can be made if events occur that impact the Company's financial ability to fund the common stock dividends.

2023 PPP Goal Weighting

CEO, CFO and Retired Chairman[1]



- 25% Individual
- 30% Operational
- 45% EPS

Other NEOs



- 20% Individual
- 30% Operational
- 25% EPS
- 25% Business Unit Net Income

[1] Prior to his May 24, 2023 promotion to CEO of the Company, Mr. Womack's PPP goal weighting aligned with the "Other NEOs" allocation set forth above. His 2023 PPP payout was calculated using a pro-rated allocation of goals based on time in each role during the year.

Financial Goal Setting Process

Belief: The Committee believes that paying on adjusted EPS and net income in conjunction with active Committee engagement aligns pay outcomes with stockholder interests

In setting the financial goals, the Committee reviews the financial plan approved by the Finance Committee to reflect the current economic and regulatory environment and expectations for investment opportunities with the aim to deliver regular, predictable and sustainable EPS and dividend growth to stockholders over the long-term.

The Committee believes that setting goals in support of the achievement of our long-term EPS growth objectives is in the best interest of stockholders, rather than comparisons of year-over-year GAAP results. This approach focuses on the long-term EPS growth trajectory and, when setting the EPS goal, considers unique factors that may have impacted the prior year's results, such as:

▸ Weather-related revenue and expenses

▸ Regulatory, legislative or policy changes from federal or state authorities

▸ Impact of acquisitions and dispositions

The Committee calibrates the EPS goal to align with our publicly announced guidance range and considers industry comparisons and growth expectations to establish the threshold, target and maximum performance levels. This process resulted in the Committee setting the following EPS goal for 2023.

Year	EPS Guidance Range	EPS Target (Middle of Guidance)	Year over Year EPS Target Increase
2023	$3.55 - $3.65	$3.60	$0.05

For 2024, the Committee has set a target EPS goal of $4.00.

When determining payouts on the financial goals, the Committee remains actively engaged at every regular Committee meeting in reviewing potential EPS or net income adjustments. In approving these adjustments, the Committee considers:

▸ Whether the item was contemplated in the financial plan

▸ Whether the item was outside of normal operations (one-time versus recurring item or something outside of management's control)

▸ Whether the pay outcome would align with stockholder interests

Operational Goal Setting Process

Belief: The Committee believes that operational goal targets should be set at challenging levels to achieve and drive long-term growth and success

The Committee establishes operational goals that are primarily based on industry benchmarks, with the objective of delivering top quartile results compared to industry peers. For goals that do not have a comparable industry benchmark, the Committee sets stretch targets to motivate continuous improvement.

As part of its goal-setting process, the Committee reviews previous goals and performance along with input from the Operations, Environmental and Safety Committee on operational goals to appropriately align the threshold, target and maximum goals with expected Company performance.

2023 Financial Performance

Financial Goal Achievement for 2023 PPP

We exceeded the financial goals set by the Committee for 2023.

Financial Goals	Threshold ($)	Target ($)	Maximum ($)	Result[1] ($)	Calculated Achievement (%)
EPS	3.43	3.60	3.77	3.65	146%
Alabama Power Net Income (millions)	1,227	1,320	1,460	1,370	147%
Georgia Power Net Income (millions)	1,720	1,870	2,120	2,029	160%
Southern Company Gas Net Income (millions)	592	628	695	690	193%
Southern Nuclear Net Income (millions)	[2]	[2]	[2]	[2]	153%

[1] In determining EPS and net income for compensation goal achievement purposes, the Committee excluded acquisition and disposition impacts; estimated loss on plants under construction, including charges (net of salvage proceeds), associated legal expenses (net of insurance recoveries) and tax impacts; charges associated with the extinguishment of Company debt; and earnings impact due to regulatory disallowances at Southern Company Gas, consistent with the adjusted EPS in the Company's earnings announcement. For a reconciliation of EPS, as adjusted, to EPS under GAAP, see page 110.

[2] Net income achievement for Southern Nuclear is determined by an average of the Alabama Power and Georgia Power Net Income payouts

Goal	Why it's important	What it measures and how we set the goal
EPS	Supports commitment to provide stockholders superior risk-adjusted returns and to support and grow the dividend	▸ The Company's net income from ongoing business activities divided by average shares outstanding during the year ▸ EPS target is consistent with our business plan and aligned with the midpoint of our publicly-announced guidance range for the year
Business Unit Net Income	Supports delivery of stockholder value and contributes to the Company's sound financial policies and stable credit ratings	▸ Net income after dividends on preferred and preference stock, if any ▸ Target is consistent with our 2023 business plan

2023 Operational Performance

Operational Goal Achievement for 2023 PPP

The Company's operational goals reflect our aim to deliver clean, safe, reliable and affordable energy to our customers. These goals also promote our sustainable business model. The following table provides a summary of the operational goals and weights for the Company's CEO, CFO and Retired Chairman.

Environmental, Reliability and Sustainability Goals

These goals demonstrate our commitment to reducing emissions while maintaining reliability and affordability for our customers. We are committed to achieving 50% GHG emissions reduction (relative to 2007) by 2030 and net zero GHG emissions by 2050.

Goal	Target	Weight	Performance	Goal Payout
Plant Vogtle Units 3 and 4 – Building the first new nuclear units in the United States in more than three decades	Continuous focus on completing Units 3 & 4	10%	▸ Achieved Unit 3 commercial operations ▸ Completed Unit 4 hot functional testing ▸ Completed Unit 4 fuel load ▸ Georgia PSC approved stipulated agreement for project costs	175%
Generation Reliability – Achieve top quartile for Annual Equivalent Forced Outage Rate (EFOR) goal	EFOR of 7.74%	10%	Achieved industry leading results by maintaining a low annual EFOR of 2.10%	200%
Net Zero Availability – Measures the Company's capacity to generate energy from carbon-free resources (nuclear, solar, wind and hydro)	Nuclear: 92.3% Solar & Wind: >95% Hydro: 81%		Exceeded target for solar and wind assets, while nuclear capacity factor was below target	131%
Gas Infrastructure – Our pipeline replacement program and our focus on responding to leaks and preventing damages mitigates the release of methane to the atmosphere and improves community safety	Replace 152 pipeline miles		Exceeded target on pipeline replacement program and leak response, while results were below target for damage prevention	136%

Sustainable Workforce Goals

These goals demonstrate our focus on Safety First as a core value and are aligned with our Moving to Equity efforts.

Goal	Target	Weight	Performance	Goal Payout
Safety – Improve critical risk controls through the safety and health management system; reduce occurrence of serious injuries	Continuous focus on safety culture and prevention	20%	Exceeded safety and health management system goal and continued to minimize occurrence of serious injuries	189%
Culture – Improve representation of full availability workforce with a focus on areas of underrepresented talent, including minorities and women, in leadership and across the organization; performance on Fair360 rankings and additional external benchmarks; and spending targets with diverse suppliers	Fair360: Achieve top quartile ranking Supplier Inclusion: 25.6%	20%	Recognized as one of the top 50 companies in the nation on the Fair360 survey and exceeded target for supplier inclusion	172%

Customer Satisfaction and Reliability Goals

Nothing is more fundamental to our business than keeping the lights on and fueling our communities. These goals demonstrate our commitment to providing a world-class customer experience.

Goal	Target	Weight	Performance	Goal Payout
Customer Satisfaction – Continue to deliver strong performance for residential, business, and managed account segments	Achieve median for J.D. Power and Net Promoter Score benchmarks	30%	Exceeded customer satisfaction goal; achieved top quartile rank in customer satisfaction for most customer segments	152%
Power Delivery – Continuous focus on customer reliability and the frequency and duration of outages	Distribution duration: 115.7 Distribution freq.: 1.092 Transmission duration: 6.4 Transmission freq.: 0.097	10%	Exceeded targets for transmission and distribution reliability	178%
Gas Operations – Improve pipeline safety and reliability by reducing damages from excavations and leak response time	Damage Ratio: < 2.23 Leak Response: 2.1%		Exceeded target for leak response time, while results were below target for damage prevention	150%

	Weight	Goal Payout
Total Operational Goal Achievement	**100%**	**169%**

The operational goals for the other NEOs are aligned with their specific operating company, and the structure is consistent with the goals for the Southern Company CEO and CFO. The PPP payout results reflect the weights below and are prorated based on time at each operating company, taking into account the 2023 transitions described further on page 48.

	Chris Womack	Stephen Kuczynski	Kim Greene		Jim Kerr	
	GPC Goals Jan 1 – Mar 30	SNC Goals Jan 1 – Dec 31	GAS Goals Jan 1 – Mar 30	GPC Goals Mar 31 – Dec 31	SO Goals Jan 1 – Mar 30	GAS Goals Mar 31 – Dec 31
Customer Satisfaction	30%	–	30%	30%	30%	30%
Safety	20%	20%	20%	20%	20%	20%
Culture	10%	10%	20%	10%	20%	20%
Electric Operations	20%	–	–	20%	15%	–
Gas Operations	–	–	30%	–	5%	30%
Nuclear Operations	–	50%	–	–	–	–
Plant Vogtle Units 3 & 4 Project Execution	20%	20%	–	20%	10%	–

2023 Individual Performance

CEO and Retired Chair Performance Assessment

During 2023, we maintained our track record of strong reliability and customer service, Georgia Power brought Plant Vogtle Unit 3 into commercial operation and achieved significant milestones for Unit 4, we expanded our portfolio of zero-carbon generating facilities, we achieved constructive regulatory outcomes across several subsidiaries and we executed our financial plan. Below are the collective performance highlights for both the CEO and Retired Chairman noted by the Committee for 2023. Both Mr. Womack, our CEO, and Mr. Fanning, our Retired Chairman, were instrumental in leading our Company during this successful year and positioning us for continued future growth.



Chris Womack
Chairman, President and CEO



Tom Fanning
Retired Executive Chairman and Retired Chairman, President & CEO

Financial and Operational Success

▸ Implemented business review teams to identify efficiencies and foster collaboration
  • Adjusted EPS finished at the top of guidance at $3.65 (guidance range of $3.55 to $3.65)
  • Maintained focus on operations and maintenance expense reductions
  • Progress toward developing additional solar projects across service territory
▸ Strong safety results and operational excellence across generation, fleet and transmission functions
  • Achieved strong customer satisfaction across all segments performing at top quartile in most segments

Achieve Success with Plant Vogtle Units 3 and 4

▸ Leadership and governance of cost and schedule for both construction and operations, including a focus on quality construction, thorough documentation and procedures, and effective oversight of related regulatory processes
▸ Unit 3 entered commercial operation July 2023
▸ Major milestones met for Unit 4 included:
  • Completion of all hot functional testing
  • Receipt of all fuel assemblies
  • Receipt of 103(g) finding from Nuclear Regulatory Commission
  • Completion of fuel load

Culture and Human Capital

▸ Refreshed our Company Values to reflect employee feedback and evolving business strategy
▸ Developed robust, thoughtful leadership training program for key senior leaders focused on inclusive leadership, business acumen, organizational efficiencies and emotional intelligence
▸ Maintained a robust executive pipeline through succession planning and development, targeted external hiring and a commitment to DE&I
▸ Focused on cultural bandwidth and leadership's emotional intelligence for the purpose of enhancing leadership effectiveness and the ability to drive successful outcomes within their organizations
▸ 86% of employees responding to 2023 Voice of Employee engagement survey feel that they are treated with dignity and respect

Evolve Sustainability Strategy and Stakeholder Engagement

▸ Advanced the electric fleet transition, including completed construction of Plant Barry Unit 8, acquisition of South Cheyenne Solar Facility and Millers Branch Solar Facility, and filed the 2023 IRP Update with the Georgia PSC
▸ Continued transparency commitment with publication of report on all relevant sources of GHG emissions through CDP, Biodiversity Principles, Human Rights Statement and Supplier Code of Conduct
▸ Led robust stakeholder engagement program by facilitating annual stakeholder forum, serving as lead panel speaker at the Southeast Energy Efficiency Alliance Summit, and continuing constructive dialogue on just transition with stakeholders and with Climate Action 100+ investor group

Effective Leadership Transition

▸ Coordinated transition process and ensured consistent, thoughtful communication and support, including through regular officer business forums
▸ Maintained open lines of communication, facilitated introductions and provided ongoing support
▸ Ensure adequate transfer of knowledge, procedures and responsibilities
▸ Deliberate transition among leaders at external facing commitments

Transparent and Collaborative Board Relationship

▸ Led ongoing evolution of business strategy as Company prepared to operate after Plant Vogtle Unit 4 is placed in service
▸ Provided key insights and contributed to CEO succession process by initiating comprehensive discussions with the Board focused on candidate evaluation and readiness

Other NEOs Performance Assessment

The 2023 achievements of our team of dynamic and collaborative NEOs demonstrated the quality of the Company's leadership. They remain committed to creating long-term value for our stockholders and customers while striving to achieve our financial and operational goals. The Committee believes the overall performance of the executive management team was pivotal to the many successes highlighted above for 2023, and recognizes that the team exceeded expectations for the year.






Dan Tucker
Executive Vice President and CFO of the Company

Kim Greene
Chairman, President and CEO of Georgia Power

Jim Kerr
Chairman, President and CEO of Southern Company Gas

Stephen Kuczynski
Chairman and CEO of Southern Nuclear

The executive management team collectively led and supported many of the initiatives listed above. Individual contributions and performance were assessed and pay differentiated for each executive. In 2023, the following areas were considered for individually assessing each member of the executive team's contributions:

- Emphasis on our employees, including employee well-being, equitable recruitment and development, and advancing the diversity, equity and inclusiveness of our workforce
- Strengthen leadership capabilities and bench strength, foster a culture of inclusion, engagement, innovation and execution
- Continue to enhance the customer experience and strengthen customer satisfaction and loyalty
- Customer growth and constructive regulatory, legislative and policy outcomes

- Strong financial and operational performance with best-in-class customer service
- Successful completion of Plant Vogtle Unit 3 and achievement of major milestones at Unit 4
- Sustainable results for employee safety, environmental performance and advance business transformation initiatives
- Commitment to transitioning the fleet and meeting interim GHG reduction goal by 2030 and long-term goal of net zero by 2050 while maintaining system reliability and affordability, including advocacy for supporting public policy

2023 PPP Payouts

Name	Target 2023 PPP Opportunity (% of salary)	Target 2023 PPP Opportunity ($)	EPS Payout (%)	Net Income Payout (%)[1]	Operational Payout (%)[1]	Individual Payout (%)	Total Payout (%)	2023 PPP Payout ($)
Chris Womack[2]	100% / 130%	1,719,265	146%	160% / N/A	172% / 169%	185%	163%	2,802,760
Dan Tucker	85%	672,148	146%	N/A	169%	165%	158%	1,058,633
Kim Greene	100%	900,004	146%	193% / 160%	160% / 172%	165%	162%	1,459,677
Jim Kerr	80%	680,000	146%	167% / 193%	169% / 160%	165%	165%	1,120,721
Stephen Kuczynski	75%	684,522	146%	153%	162%	155%	154%	1,055,533
Tom Fanning	200%	2,720,000	146%	N/A	169%	185%	163%	4,420,000

[1] Net Income and Operational Payouts results for certain NEOs are prorated based on time at each operating company as described further on page 48.

[2] Mr. Womack's Target 2023 PPP Opportunity was increased from 100% to 130% effective as of May 24, 2023 in connection with his appointment to CEO of the Company on a pro-rated basis.

Long-Term Equity Incentive Compensation (At Risk)

Our long-term equity incentive compensation (LTI) program has evolved in response to stockholder feedback and our ongoing evaluation of best practices. We provide LTI through a combination of performance shares (PSUs) and performance-based restricted stock units (PRSUs).

2023 Long-Term Equity Incentive Program Overview

Long-term performance-based awards are intended to promote long-term success and increase stockholder value by directly tying a substantial portion of the NEOs' total compensation to the interests of stockholders.

Metric(s)		Weighting		
		CEO[1] & CFO	Other NEOs	Retired Chairman
PSUs – Relative TSR & Consolidated ROE Earned solely on achievement of pre-established performance goals over 2023-2025 performance period Potential payout of 0-200% based on actual level of goal achievement	• Relative TSR measured against an industry peer group • Consolidated Southern Company ROE	65%	70%	90%
PSUs – GHG Reduction Metric Earned solely on achievement of pre-established performance metrics aligned with Company's 2030 and 2050 GHG reduction goals	• Quantitative metric of cumulative MW change • Qualitative modifier	10%	N/A	10%
PRSUs – Cash from Operations Goal Earned if 2023 cash from operations exceeds 2022 dividends. If earned, vest over three-year period	• Cash from operations must exceed prior year's dividends paid	25%	30%	N/A

[1] Weighting applicable to May 24, 2023 LTI grant to Mr. Womack in connection with his promotion to CEO of the Company. The February 13, 2023 LTI grant to Mr. Womack utilized the "Other NEOs" weighting.

▶ If earned, LTI awards are settled in common stock. Accrued dividend equivalent units (DEUs) are received only if the underlying LTI award is earned and paid out.

▶ The number of shares granted was determined by using the target value divided by the closing price of common stock on the date the Committee approved the grant (February 13, 2023 for all grants other than the CEO's May 24, 2023 grant). PSU awards with performance tied to relative TSR are valued in the Summary Compensation Table and Grants of Plan-Based Awards Table using a Monte Carlo analysis, resulting in amounts that differ from what is shown in this CD&A. For more information on the valuation of those PSUs and the Monte Carlo value, see the footnotes following the Summary Compensation Table and the Grants of Plan-Based Awards Table.

2023-2025 Performance Share Unit Award

The PSU award includes financial and market-based performance goals over the three-year performance period from 2023 to 2025 and is further subject to a credit quality threshold requirement.

Goal	Why it's important	What it measures and how we set the goal
Relative TSR	Aligns award with shareholder returns on a relative basis over the performance period	TSR relative to a utility peer group of companies that are believed to be most similar to the Company in both business model and investors. It measures investment gains arising from stock price appreciation and dividends received from that investment. The peer group is described on page 72 and is subject to change based on merger and acquisition activity.
Consolidated ROE	Aligns performance with delivering strong sustainable returns on invested capital	Consolidated Southern Company ROE of the traditional electric operating companies, Southern Company Gas and Southern Power
GHG Reduction Metric (for CEO, CFO, EVP of Operations and Retired Chairman only)	Aligns performance with Southern Company's 2030 and 2050 GHG emission reduction goals	GHG reduction metric measures the progress on the Company's emissions reduction commitment through quantitative and qualitative metrics

The financial goal is also subject to a credit quality threshold requirement that encourages the maintenance of adequate credit ratings to provide an attractive return to investors. If the primary credit rating falls below investment grade at the end of the three-year performance period, the payout for the ROE goal will be reduced to zero.

For each of the financial performance measures, a threshold, target and maximum goal was set at the beginning of 2023. The threshold, target and maximum for the GHG emission reduction goal are described in the *2023-2025 Long-Term Incentive Award - GHG Reduction Metric for Certain Executives* section below.

	Relative TSR Performance	Consolidated ROE Performance	Payout
Maximum	90th percentile or higher	13.75%	200%
Target	50th percentile	11.50%	100%
Threshold	10th percentile	10.00%	0%

2023-2025 GHG Reduction Metric for Certain Executives

To demonstrate our commitment to GHG reduction, including the net zero by 2050 goal, the Committee continued to include a GHG metric in the 2023 LTI award of the CEO (Mr. Womack's May 24, 2023 grant), the CFO, the EVP of Operations and the Retired Chairman. A meaningful portion of the 2023 LTI awards for these executives is aligned with our GHG reduction goals. This goal has both quantitative and qualitative components.

Quantitative Metric: The Committee chose to express the quantitative measure in terms of cumulative change in MWs over the three-year performance period.

▶ Expressing the measure as the cumulative change in MWs reflects the transition in our overall generation fleet. Transitioning the fleet through actions such as reducing coal-fired generation and adding zero-carbon and renewable generation reflects long-term resource decisions that are controllable by management and are expected to lead to sustainable GHG reductions consistent with our 50% and net zero goals.

▶ Had the Committee chosen to express the measure in terms of the absolute or relative decreases in emissions, results could be impacted by factors outside the Company's control such as annual changes to weather patterns, the strength or weakness of the economy, and fuel prices and availability, potentially resulting in an unwarranted increase or decrease in incentive compensation.

Target performance over the 2023-2025 period is aligned with the trajectory necessary to reduce GHG emissions by at least 50% by 2030, as compared to 2007. The metric utilized is cumulative MW change, which is limited to:

▶ Adding zero-carbon and renewable energy MWs, including energy storage

▶ Placing coal or gas steam generation units in retirement status or inactive reserve (which means no longer available for routine generation operations and dispatch, but available for resiliency and reliability)

Setting the GHG Reduction Metric associated with the Long-Term Incentive Award:

To achieve the Company's goal of reducing GHG emissions 50% by 2030, a significant change in the Company's generation fleet is required. The magnitude of change to the generation fleet necessary to meet the Company's 50% GHG reduction goal requires a long-term effort, begun years ago and ongoing, due to:

► lead times associated with adding new generation resources,

► lead times associated with adding new transmission facilities,

► retiring existing generation resources,

► navigating and complying with regulatory approval procedures and

► maintaining reliability and affordability for customers.

Generation changes are "lumpy," meaning the MW transition does not follow a straight line. Rather, the MW change will be larger in some years than in other years due to the discrete size of individual generation units and the lead times to implement the changes. For the 2023-2025 performance period, the target cumulative MW change was set based on the 2021 projected MW change in 2023-2025 consistent with meeting the Company's goal to reduce GHG emissions by at least 50% by 2030. The stretch goal was set to accelerate the timing of a 50% reduction in GHG emissions.

Furthermore, we differentiate the types of generation additions and retirements that are used to both set the quantitative goal and measure performance against the goal.

Type of Generation	MW Crediting
Retirement of coal or gas steam	1.0 Times
Addition of solar, nuclear, and hydro	1.0 Times
Addition of wind[1]	1.25 Times
Addition of energy storage[2]	4 to 8 hours of full-load discharge: 0.5 Times > 8 hours of full-load discharge: 0.75 Times

[1] Recognition of wind's greater capacity factor and associated greater GHG reduction benefits per MW than solar

[2] Energy storage, either stand-alone or paired with solar, with a full-load storage discharge duration of 4 to 8 hours and available for providing capacity and energy benefits under the control of Southern Company's fleet operations personnel will receive 0.5 MWs credit for each additional nameplate MW, recognizing the importance of energy storage in reliably and cost-effectively integrating an increasing amount of intermittent renewable generation. Energy storage with a full-load discharge duration of greater than 8 hours will receive 0.75 MWs credit for each additional nameplate MW, recognizing the importance of long duration energy storage to enhance reliance on a high penetration of intermittent renewables.

GHG Reduction Metric Cumulative MW Change Comparisons

The GHG metric is based on the cumulative, realized actual change in MW over a forward-looking three-year performance period. As the Committee thoughtfully sets each three-year performance metric, it considers the target goal based on the trajectory upon which the 50% GHG reduction by 2030 goal was set and any updates in IRPs that could advance the achievement of such goal. This helps ensure the metric's three-year cumulative MW change will maintain the trajectory necessary to achieve the Company's larger commitment of attaining a 50% GHG reduction by 2030. The stretch goal is set to a level that would drive even more acceleration of the 2030 goal achievement.

Announcements or decisions regarding coal or gas steam generation or additions of zero carbon and renewable generation do not count toward performance. Achievement of the metric is based on the actual date when new zero carbon and renewable generation begins commercial operation or when coal or gas steam generation is permanently removed from routine generation operations and dispatch.

► **100% payout target metric:** Set based on the 2021 projected MW change in 2023-2025 expected to meet or exceed the Company's goal to reduce GHG emissions by 50% by 2030. Meeting the 100% payout level for 2023-2025 is projected to result in GHG emission reductions of 50% or greater approximately 5 years early due to exceeding the MW change goal in 2019-2021 and 2020-2022.

► **150% payout stretch metric:** Set at a level about 80% greater than the target payout, to further accelerate timing of achieving the 50% GHG reduction goal. The threshold for the 2023-2025 goal has been set to a level equal to about 51% of the 2023-2025 cumulative MW target, preventing any payout if the 2023-2025 cumulative MW change threshold is not met over the course of the performance period.

Below are the net MW change metrics for the 2023-2025 performance period.

2023-2025 Cumulative MW Change[1]	MW Change Implications[2]	Payout % of Target
< 1,297 MW	Failure to accomplish enough fleet transition to realize at least 50% reduction of GHG emissions approximately five years early	0%
1,297 MW	Accomplishing enough fleet transition to realize at least 50% reduction of GHG emissions approximately five years early	50%
2,526 MW	Accomplishing enough fleet transition to exceed 50% GHG reduction by two percentage points (52%) approximately five years early	100%
4,541 MW	Accomplishing enough fleet transition to exceed 50% GHG reduction by eight percentage points (58%) approximately five years early	150%

[1] Goal is expressed in cumulative MW change. Not all MWs have the same GHG emission impacts.

[2] Estimated actual reductions in GHG emissions assume average weather, moderate natural gas prices and trend economic growth. Deviations from average weather, natural gas prices or trend economic growth could result in greater or lesser GHG emissions than estimated.

Qualitative Component: The qualitative component creates incentives to achieve our 2050 goal through a qualitative assessment. Both the Committee and the entire Board evaluate the CEO's leadership in advancing the energy portfolio of the future. The qualitative component is applied as a modifier to the payout determined under the quantitative component. For the 2021 through 2023 performance period, the qualitative modifier can result in up to a 30% increase in the overall payout for this metric. The qualitative component was enhanced beginning with the 2022-2024 performance period so that it has the potential to not only provide upside, but also downside for failing to achieve expected performance by providing an adjustment ranging from -25% to +50%. The qualitative analysis takes into account:

▸ Leadership and energy policy (nationally and within the industry)

▸ Decarbonization R&D investments (such as EPRI and Southern proprietary R&D)

▸ Investments (such as corporate venture capital spend and Energy Impact Partners)

▸ New business development (through Southern Power and PowerSecure including renewables, distributed generation and distributed infrastructure)

2023 Long-Term Equity Incentive Grants

Name	Target as Percent of Base Salary		PSU – Relative TSR[1]	PSU – Consolidated ROE[1]	PSU – GHG[1]	PRSU – Cash From Operations[1]	Total Long-Term Grant (100%)
Chris Womack[2]	300%	$	1,187,973	890,980	—	890,980	2,969,932
		# of units	17,252	12,939	—	12,939	43,130
	665%	$	2,345,914	1,466,170	586,496	1,466,170	5,864,750
		# of units	33,111	20,694	8,278	20,694	82,777
Dan Tucker	275%	$	869,839	543,650	217,460	543,650	2,174,598
		# of units	12,632	7,895	3,158	7,895	31,580
Kim Greene	275%	$	990,004	742,503	—	742,503	2,475,011
		# of units	14,377	10,783	—	10,783	35,943
Jim Kerr	250%	$	850,000	637,500	—	637,500	2,125,000
		# of units	12,344	9,258	—	9,258	30,860
Stephen Kuczynski	250%	$	912,696	684,522	—	684,522	2,281,740
		# of units	13,254	9,941	—	9,941	33,136
Tom Fanning	975%	$	8,287,500	6,630,000	1,657,500	—	16,575,000
		# of units	120,353	96,282	24,071	—	240,706

[1] Certain metrics for the 2023-2025 long-term equity incentive grant for the CEO, CFO and Chairman are weighted slightly different than for the other NEOs as noted above.

[2] Mr. Womack's February 2023 LTI grant target was 300% of base salary. Mr. Womack's May 2023 grant was made in connection with his promotion to CEO and the target was 665% of his adjusted base salary, prorated for his time in the CEO role during 2023.

2023 Performance-Based Restricted Stock Units Award

- ▸ PRSUs are earned only if Southern Company's cash from operations in 2023 exceeds $2.907 billion, the amount of dividends paid in 2022. If earned, the PRSUs vest one-third each year over a three-year period.
- ▸ The Committee believes that allocating a portion of the LTI program for the majority of NEOs to PRSUs with a one-year performance goal related to our ability to pay regular dividends and a payout period of three years continues to provide alignment with stockholders and enhance retention.

2021-2023 Long-Term Equity Incentive - PSU Payouts

The payout for the 2021-2023 PSU awards was 189% of target, other than for the Retired Chairman whose payout was 178% of target.

	Payout Results
PSUs – Relative TSR	180%
PSUs – ROE[1]	200%
PSUs – GHG (for Retired Chairman only)	116%
Total Weighted Average	**178% for Retired Chairman / 189% for others**

[1] In determining ROE for compensation goal achievement purposes for the 2021-2023 performance period, the Committee excluded acquisition and disposition impacts (2021-2023); estimated loss on plants under construction, including charges (net of salvage proceeds), associated with legal expenses (net of insurance recoveries) and tax impacts (2021-2023); asset impairments (2021-2023); charges associated with the extinguishment of debt (2021-2023); earnings from wholesale gas business (2021-2022); PowerSecure goodwill impairment (2022) and earnings impacts due to regulatory disallowances at Southern Company Gas (2023).

Name	Grant Date Target Value of PSUs Granted ($)	2023 PSU Payout ($)[1]
Chris Womack	1,786,393	3,910,884
Dan Tucker	223,471	489,204
Kim Greene	1,461,250	3,199,072
Jim Kerr	1,343,087	2,940,310
Stephen Kuczynski	1,604,991	3,513,804
Tom Fanning	11,402,407	23,714,213

[1] Based on the closing price of $66.95 on February 7, 2024, the date that the Committee approved payouts. Includes change in stock price and accrued DEUs.

2021-2023 GHG Reduction Metric PSUs Payout Results for Retired Chairman

QUANTITATIVE COMPONENT (Achieved at 89% of Target)

The target metric for the 2021-2023 award is a 2,291 MW cumulative change over the three-year performance period. Over the performance period, the Company achieved 2,193 MWs of fleet transition, representing 89% payout results, through:

- ▸ Plant Vogtle Unit 3 being placed into service;
- ▸ New solar generation placed into service at various times over the performance period; and
- ▸ The 2022 retirement of Plant Wansley and Plant Gadsden Unit 1.

The addition of approximately 128 MW of solar and retirement of Plant Wansley were not forecasted or included in the original IRP plans on which the goal was based, so approximately 1,060 MWs associated with these changes added upside to the goal achievement. However, the delay of Vogtle Unit 4's commercial operation beyond the end of 2023 and the extension of the retirement dates of Plant Watson Units 4 and 5 prevented the full achievement for the quantitative component for this performance period.

QUALITATIVE COMPONENT (Achieved at +30%)

The Committee in conjunction with the Operations, Environmental and Safety Committee and the Board has assessed the performance of the CEO with regard to his leadership in advancing the energy portfolio of the future. We determined that his performance exceeded expectations (Modifier = 30%). While the quantitative component focuses on near-term decarbonization and achieving the Company's 2030 goal, the activities and achievements assessed for the qualitative component help ensure the Company can achieve the long-term 2050 net zero goal. The activities and achievements assessed in the qualitative component focus on constructive engagement in energy and climate policy, R&D to advance the set of technologies that will be needed to reliably and affordably achieve the goal of net zero GHG emissions, and aiding other utilities and decarbonization efforts for society at-large. The Committee, in conjunction with the Operations, Environmental and Safety Committee, noted a number of 2021-2023 actions that aid our ability to achieve net zero:

▶ Leadership and energy policy
- Engaged administration and key policy makers regarding climate, energy policy, clean energy standards and decarbonization effort funding opportunities
- Participated in COP26 and COP 27 and engaged with EPA officials regarding durable approaches to GHG regulation
- Signatory to C2ES climate letter regarding Build Back Better climate provisions and C2ES letter to Congress urging more action on permitting reform and low carbon infrastructure

▶ R&D investments
- Selected by Department of Energy (DOE) to lead team designing, constructing and operating Molten Chloride Reactor Experiment
- Partnered with GE on a DOE funded study to evaluate retrofitting existing combined cycle gas units with exhaust gas recycle and Linde's amine-based CO_2 capture technology
- Secured DOE funding for first DAC pilot demonstration, participated in front-end engineering design study for advanced direct air capture system
- Georgia Power completed world's largest hydrogen-natural gas fuel blending at Plant McDonough-Atkinson
- Began operating DOE funded 2.5 MW/4 hour concrete thermal energy storage technology demonstration

▶ Investments and new business development
- Southern Power completed two wind facilities and three battery storage projects and acquired two solar facilities
- Founding partner of Energy Impact Partners and invested in Energy Impact Partners Fund II, which received $1 billion in commitments to focus on investments in venture and growth companies advancing critical climate solutions
- Executed agreement with Form Energy to procure 15 MW of long duration energy storage

Planned and Actual Trajectory Toward Cumulative MW Change Metric

2021-2023 GHG Reduction Goal Achievement Calculation



> **Performance Updates: 2022-2024 and 2023-2025 GHG Reduction Metric**
>
> **QUANTITATIVE COMPONENT**
>
> ► The target metric for the 2022-2024 award is a 2,777 cumulative MW change. Through the end of 2023, the Company is trending favorably, with a little more than 61% of the target already accomplished through new solar and nuclear generation placed into service in 2022 and 2023, and several large generation changes expected to occur in 2024.
>
> ► The target metric for the 2023-2025 award is a 2,526 cumulative MW change. Through the end of 2023, the Company forecasts less than full achievement based on third-party owned solar generation that will not be in operation in this timeframe due to supply chain and economic challenges as well as the extension of retirement dates for certain coal and gas steam generation units due to unanticipated load growth primarily associated with unprecedented economic expansion in our service territories.

Linkage Between Fleet Transition and Actual GHG Emissions Reductions

The following graph shows the direct relationship between Southern Company's fleet transition progress as measured in cumulative, realized actual change in MW for purposes of the GHG reduction metric and our actual GHG emissions reductions. As we have reduced the number of coal and gas steam MWs and added zero carbon MWs such as nuclear, solar and wind, our GHG emissions have declined significantly – reaching a 49% reduction in 2023 compared to our baseline year of 2007.

As noted in the graph below, annual GHG emissions are also influenced by factors outside of management's control such as weather variations, the overall economy and the relative difference between natural gas and coal commodity prices. Weather variations and economic strength or weakness can cause changing customer usage patterns and, therefore, result in increased or decreased GHG emissions driven by overall energy demand and the energy mix required to serve customers reliably and affordably. Natural gas price fluctuations can also impact the number of hours of that coal or natural gas generating units are operated due to our regulatory requirements to dispatch generation economically. As an example, to affordably serve customers, if natural gas prices increase significantly (as they did in the 2022 timeframe), the utilization of coal-fired generation may increase while the utilization of natural gas-fired generation decreases. Since coal-fired generation emits roughly twice the amount of GHG emissions as natural gas-fired generation on a per kWh basis, this shift of generation from coal to natural gas or vice versa can impact annual GHG emissions.



Cumulative MW change metric aligns with and supports our GHG reduction commitments

The Committee believes compensating based on MW change is the most appropriate metric to incentivize executives' actions and drive pay for performance alignment over a three-year period.

Looking Ahead: 2024-2026 GHG Reduction Goal

The Committee has continued including the GHG goal as part of the long-term incentive award of the CEO, CFO and EVP of Operations for the 2024-2026 performance period. Performance over the period from 2024 to 2026 is aligned with a trajectory to exceed our 50% GHG emission reduction goal as early as 2025, five years ahead of our interim target, with the reduction remaining close to 50% through the late 2020s followed thereafter by continued reductions.

► The 150% payout stretch cumulative MW change goal for 2024-2026 has been set at a level about 65% greater than the target cumulative MW change goal for the 2024-2026 performance period.

► Additionally, based on investor feedback, the Committee has begun incorporating additions of energy efficiency and load flexibility/demand response MWs into both the target and 150% payout stretch goals starting with the 2024-2026 award.

Consulting Agreement for Mr. Fanning

Mr. Fanning voluntarily retired from the Board and from his role as Executive Chairman of the Company effective December 31, 2023. Mr. Fanning entered into a consulting agreement with SCS pursuant to which he will provide consulting services related to national security matters, including cyber and physical threats, and energy policy issues. The term of the consulting agreement is from January 1, 2024 until December 31, 2024. Under this agreement, Mr. Fanning will earn $250,000 in compensation for his services during the term. The consulting agreement contains standard confidentiality provisions.

Benefits

Summaries of our Benefit Plans can be found in Appendix B - Benefit Plan Summary at page 114.

Retirement Benefits

► Employee Savings Plan: Substantially all employees are eligible to participate in the Employee Savings Plan (ESP), our 401(k) plan. The NEOs are also eligible to participate in the Supplemental Benefit Plan (SBP), which is a nonqualified deferred compensation plan where we can make contributions that are prohibited to be made under the ESP due to limits under the tax code.

► Pension Benefits: Substantially all employees participate in a funded Pension Plan. Normal retirement benefits become payable when participants attain age 65. The Company also provides unfunded benefits to certain employees, including the NEOs, under two nonqualified plans: the Supplemental Benefit Plan (Pension-Related) (SBP-P) and the Supplemental Executive Retirement Plan (SERP). The SBP-P and the SERP provide additional benefits the Pension Plan cannot pay due to limits applicable to the Pension Plan.

► Deferred Compensation Benefits: We offer a Deferred Compensation Plan (DCP), which is an unfunded plan that permits participants to defer income as well as certain federal, state and local taxes until a specified date or their retirement, disability, death or other separation from service.

Change-in-Control Protections

► We believe that change-in-control protections allow management to focus on potential transactions that are in the best interest of our stockholders. In August 2022, the Company amended and restated its change-in-control-related compensation plans, including the Severance Plan and the Benefits Protection Plan, to confirm double-trigger vesting treatment and align with market best practices.

► Change-in-control protections include severance pay and, in some situations, vesting or payment of incentive awards.

► We provide certain severance payments if there is a change in control of the Company and a termination of the executive's employment (either involuntary termination not for cause or voluntary termination for good reason), often called a "double trigger".

► Severance payment for the CEO is three times the sum of base salary plus PPP opportunity (either at target or, if greater, paid out based on the average achievement from the three prior fiscal years). For the other NEOs, severance is two times the sum of base salary plus PPP opportunity (either at target or, if greater, paid out based on the average achievement from the three prior fiscal years). No excise tax gross-up would be provided.

Perquisites

▶ We provide limited perquisites to our executive officers, consistent with the Company's goal of providing market-based compensation and benefits.

▶ The Committee recognizes that permitting limited personal use of system aircraft for certain executives allows them to continue to perform their duties in a safe, secure environment and promotes safe and effective use of their time. For 2023, the Committee approved personal use of system aircraft for Mr. Womack, Mr. Kuczynski and Mr. Fanning. Amounts are included in the Summary Compensation Table.

▶ No tax assistance is provided on perquisites to executive officers of the Company, except on certain relocation-related benefits that are generally available to all employees.

Compensation Governance

Commitment to Provide Equitable Compensation for all Employees

Our compensation system is designed to promote pay equity throughout the entirety of each employee's tenure. To help ensure compensation is fair, competitive and equitable, we have adhered to several key strategies:

▶ We pay market-competitive rates. We use highly reliable data sources and rigorous compensation analysis to help ensure alignment to the market.

▶ We adhere to the pay for performance philosophy which allows managers to reward employees based on performance within established controls.

▶ We utilize several additional measures to promote fairness and consistency, including strong market data and job pricing, well-defined salary structures, comprehensive merit and incentive processes — along with clear procedures for employees to voice concerns.

▶ When appropriate, pay adjustments may occur in accordance with an employee's performance or changes in responsibilities. Adjustments may also occur with ad hoc market-based changes or as the result of an equity audit.

We conduct pay equity audits each year. These audits are performed to evaluate potential inequities or inconsistencies in our pay practices. Since 2020, we have collaborated with an independent third party to perform annual pay equity audits plus periodic wage gap and glass ceiling analyses. Detailed results are reported to the Compensation Committee and senior leadership. High-level results of our 2023 audit were communicated to all employees in early 2024. These annual audits help us evaluate our compensation program and consistently confirm strong pay equity across all operating companies.

The Compensation Committee and senior management remain vigilant in our efforts to help ensure all employees are treated fairly and consistently.

▶ We have a longstanding commitment to equitable pay at all levels across the Southern Company system. Throughout 2023, we continued our communication and education programs to inform our employees of our longstanding dedication to paying fair and equitable compensation.

▶ Our commitment aligns closely with the concept of Act With Integrity that we find in Our Values. It speaks to our commitment to act with honesty, respect and fairness, demonstrating trustworthiness in all we do. Simply put, discrimination in any form has no place in our business practices, including those that have to do with employee compensation.

Clawback of Compensation

Clawback Provisions in the Omnibus Plans

The 2011 Omnibus Plan and the 2021 Omnibus Plan include clawback provisions that apply to PPP and LTI awards granted under those plans. These clawback provisions are triggered if (1) we are required to prepare an accounting restatement due to material noncompliance as a result of misconduct with any financial reporting requirement under the securities laws (Restatement Trigger), and (2) a participant knowingly or grossly negligently engaged in the misconduct, or knowingly or grossly negligently failed to prevent the misconduct, or if the participant is one of the individuals subject to automatic forfeiture under the Sarbanes-Oxley Act of 2002.

Clawback Policy

For incentive-based compensation granted after May 26, 2021, our Clawback Policy provides us with an additional basis to recoup incentive-based compensation from certain members of our senior management, including our NEOs. The Clawback Policy applies in the following circumstances:

▶ *Restatement:* The Committee may provide for the recovery or adjustment of excessive incentive-based compensation from a covered employee if (1) there is a Restatement Trigger, and (2) the Committee determines that the covered employee committed misconduct that contributed to the noncompliance that resulted in the Restatement Trigger.

▶ *Detrimental Activity:* The Committee may provide for the reduction, forfeiture or recovery of incentive-based compensation with respect to a covered employee if the covered employee has engaged in certain detrimental activity (such as certain misconduct or a material violation of our Code of Ethics or applicable Company policies) that results in significant financial or operational loss or serious reputational harm to the Company or its subsidiaries (Detrimental Activity Trigger)

The Clawback Policy generally allows for recovery for at least three years prior to the year in which the Committee determines that a triggering event has occurred. This three-year recovery period represents an enhancement over the clawback period under our Omnibus Plans, which allow for the recovery of award payments that are earned or accrued during the 12-month period following the first public issuance or filing that was restated.

The Clawback Policy was amended and restated on October 16, 2023 to (i) align the Restatement Trigger and the definition of covered incentive-based compensation with the requirements of applicable Securities and Exchange Commission (SEC) rules and New York Stock Exchange (NYSE) listing standards and (ii) expand the members of senior management covered. The changes implemented in the amendment and restatement are effective as of December 1, 2023.

Recoupment Policy

In accordance with applicable SEC rules and NYSE listing standards, Southern Company and its NYSE-listed subsidiaries adopted The Southern Company and Covered Subsidiaries Compensation Recoupment Policy (Recoupment Policy) effective as of December 1, 2023. The Recoupment Policy empowers each covered company to recover covered compensation erroneously awarded to its covered officers in the event of an accounting restatement.

Peer Groups and Establishing Market-Based Compensation Levels

Peer Group for 2023 Compensation Decisions	Peer Group for Relative TSR Metric for 2023-2025 Performance Period
▸ Used to determine the total direct compensation for our executives ▸ Approximates the competitive market in which we compete for talent in executive and managerial roles ▸ Consists of 19 publicly traded utility companies (subject to changes resulting from mergers and acquisitions) ▸ In partnership with Pay Governance, the Committee's annual review focuses on large companies (at least $6 billion in revenues) with more similar businesses, including other large diversified utilities that have combined electric and gas operations. ▸ We target the total direct compensation for our executives at market median of the peer group.	▸ Used to measure our relative TSR performance (used in the PSU award) ▸ The peer group against which we measure our relative TSR for the 2023-2025 performance period for the performance shares consists of 23 publicly traded utility companies that we believe are most similar to Southern Company in both their business model and investors. ▸ The Compensation Committee considers companies that have at least 70% regulated assets and $7 billion in market capitalization. ▸ Several companies in the relative TSR peer group do not meet the revenue size requirement to be included in the compensation peer group, and some companies might not participate in the survey from which the data for the compensation peer group is derived.

Peers used for BOTH:
2023 Compensation Decisions Peer Group and 2023–2025 Relative TSR Peer Group

Ameren Corporation American Electric Power Company, Inc. CenterPoint Energy, Inc. CMS Energy Corporation Dominion Energy, Inc. DTE Energy Company	Duke Energy Corporation Edison International Entergy Corporation Exelon Corporation Eversource Energy FirstEnergy Corp.	PPL Corporation Public Service Enterprise Group Incorporated Sempra Energy WEC Energy Group, Inc. Xcel Energy Inc.

+   **+**

2023 Compensation Decisions Peer Group	2023-2025 Relative TSR Peer Group
NextEra Energy, Inc. PG&E Corporation	Alliant Energy Corporation Consolidated Edison, Inc. Evergy, Inc. Fortis Energy Services NiSource Inc. Pinnacle West Capital Corporation

Other Compensation and Governance Inputs, Policies and Practice

Role of the Compensation and Talent Development Committee

▸ The Compensation and Talent Development Committee is responsible for overseeing the development and administration of our compensation and benefits policies and programs as well as the review and approval of all aspects of our executive compensation programs.

▸ The Compensation Committee is supported in its work by the Human Resources Department, the Finance Committee (financial goals), the Operations, Environmental and Safety Committee (operational goals) and the Compensation Committee's independent compensation consultant.

Target Pay and Performance Goal	Monitoring and Oversight
February and December Meetings	**April through October Meetings**
▸ Review CEO performance ▸ Set target compensation for CEO and executive officers ▸ Approve pay for performance payouts and long-term incentive grants ▸ Variable pay plan design for following year	▸ Review utility industry trends, say-on-pay vote ▸ Annual compensation risk assessment ▸ Approve base pay merit budget for following year **Ongoing** ▸ Monitor variable pay payout projections ▸ Review reports on human capital management matters, including employee engagement ▸ Review reports on risks to workforce, including job market trends, external pressures and economic conditions

Role of the CEO

▸ The CEO makes recommendations to the Compensation Committee regarding other executive officers with respect to (1) base salary adjustments, (2) PPP targets and individual performance achievement payouts and (3) LTI targets. These recommendations are based upon market data provided by the independent compensation consultant, the CEO's assessment of each executive officer's performance, the performance of the individual's respective business or function and employee retention considerations.

▸ The Compensation Committee considers the CEO's recommendations in approving the compensation for the other executive officers. However, the Compensation Committee makes the final decisions with respect to compensation decisions for the executive officers.

▸ The CEO does not play any role with respect to decisions impacting his own compensation.

Role of the Independent Compensation Consultant

▸ The Compensation Committee has retained Pay Governance LLC as its independent executive compensation consultant. Pay Governance reports directly to the Compensation Committee. A representative of Pay Governance attends meetings of the Compensation Committee, as requested, and communicates with the Compensation Committee Chair between meetings.

▸ Pay Governance provides various executive compensation services to the Compensation Committee pursuant to a written consulting agreement with the Compensation Committee. Generally, these services include advising the Compensation Committee on the principal aspects of our executive compensation program and evolving industry practices and providing market information and analysis regarding the competitiveness of our program design and our award values in relation to the executives' performance.

▸ In 2023, Pay Governance provided an annual competitive evaluation of target total compensation for the NEOs. Additionally, the Compensation Committee relies on Pay Governance to provide information and advice on executive compensation and related corporate governance trends throughout the year. Pay Governance provided no services to Company management during 2023.

▸ The Compensation Committee retains authority to hire Pay Governance directly, approve its compensation, determine the nature and scope of its services, evaluate its performance and terminate its engagement. The Compensation Committee has assessed the independence of Pay Governance pursuant to the listing standards of the NYSE and SEC rules and concluded that Pay Governance is independent and that no conflict of interest exists that would prevent Pay Governance from serving as an independent consultant to the Compensation Committee.

Prohibition on Hedging and Pledging of Common Stock

Our insider trading policy includes an "anti-hedging" provision that prohibits Directors and employees (including officers) and certain of their related persons (such as certain of their family members and entities they control) from purchasing or selling, or making any offer to purchase or sell, derivative securities relating to securities of the Company or its subsidiaries. The policy specifies examples of covered derivative securities, including exchange-traded options to purchase or sell securities of the Company or its subsidiaries (so-called "puts" and "calls") or financial instruments, that are designed to hedge or offset any decrease in the market value of securities of the Company or its subsidiaries (including but not limited to prepaid variable forward contracts, equity swaps, collars and exchange funds).

Our insider trading policy also includes a "no pledging" provision that prohibits pledging of our stock for all Southern Company executive officers and Directors.

Stock Ownership Requirements

We believe ownership requirements align the interests of officers and stockholders by promoting a long-term focus and facilitating long-term share ownership.

▸ All of our executive officers are subject to stock ownership requirements and all of our executive officers are meeting their applicable ownership requirements.

▸ Ownership arrangements counted toward the requirements include shares held in Company-sponsored plans, phantom stock investments in the DCP and the SBP, and shares beneficially owned by the executive officer outside of Company-sponsored plans.

▸ Officers have five years from the date of their hire or promotion date in which to comply with their stock ownership requirements (Compliance Period).

▸ As of February 29, 2024, Mr. Womack exceeds his CEO stock ownership requirements with over four years remaining in his Compliance Period.

Position	Stock ownership requirement, as a multiple of base salary rate	Compliance Period	Compliance status
CEO	6X		
Other NEOs and Executive Officers	3X	5 years	As of February 29, 2024, all NEOs met their requirements
Other Senior Executives	2.5X		

The Committee adopted stock ownership requirements applicable to all other officers throughout Southern Company. These officers are subject to varying ownership requirements between 1 to 2.5 times their base salary based on their title and responsibility.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is made up of independent Directors of the Company who have never served as executive officers of the Company. During 2023, none of the Company's executive officers served on the Board of Directors of any entities whose executive officers serve on the Compensation Committee.

Executive Compensation Tables

Summary Compensation Table

Name (a)	Year (b)	Salary ($) (c)	Stock Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation ($) (f)	All Other Compensation ($) (g)	Total ($) (h)	Total without Change in Pension Value ($) (i)
Christopher C. Womack Chairman, President and CEO, Southern Company	2023	1,245,324	10,009,683	2,802,760	9,352,563	110,057	23,520,387	14,167,824
	2022	895,212	2,677,724	1,291,593	768,093	63,271	5,695,893	4,927,800
	2021	845,466	2,487,427	1,215,482	1,576,684	54,656	6,179,715	4,603,031
Daniel S. Tucker Executive Vice President and CFO, Southern Company	2023	777,767	2,256,706	1,058,633	1,735,519	41,257	5,869,882	4,134,363
	2022	711,113	2,127,069	944,602	0	36,596	3,819,380	3,819,380
	2021	494,036	311,160	709,292	1,131,281	31,192	2,676,961	1,545,680
Kimberly S. Greene Chairman, President and CEO, Georgia Power	2023	890,969	2,568,457	1,459,677	1,076,497	57,710	6,053,310	4,976,813
James Y. Kerr Chairman, President and CEO, Southern Company Gas	2023	837,570	2,205,244	1,120,721	595,163	57,574	4,816,272	4,221,109
Stephen E. Kuczynski Chairman and CEO, Southern Nuclear	2023	906,350	2,367,865	1,055,533	802,722	349,141	5,481,611	4,678,889
	2022	870,906	2,360,624	1,132,094	0	293,749	4,657,373	4,657,373
	2021	835,568	2,234,864	1,050,591	387,174	283,929	4,792,126	4,404,952
Thomas A. Fanning Retired Executive Chairman and Retired Chairman, President and CEO, Southern Company	2023	1,499,923	17,357,302	4,420,000	10,050,149	142,418	33,469,792	23,419,643
	2022	1,682,308	18,148,376	3,859,000	0	316,986	24,006,670	24,006,670
	2021	1,582,692	14,902,407	2,842,400	1,689,005	227,055	21,243,559	19,554,554

Column (a)

Ms. Greene and Mr. Kerr were not NEOs in 2021 or 2022.

Effective immediately following the conclusion of the 2023 Annual Meeting, Mr. Fanning relinquished the role of CEO and assumed the role of Executive Chairman of the Board. At such time, Mr. Womack assumed the role of the Company's CEO. Mr. Fanning retired from his role as Executive Chairman effective December 31, 2023. At such time, Mr. Womack was appointed to the role of the Chairman of the Board.

Column (d)

This column does not reflect the value of stock awards that were actually earned or received in 2023. Rather, as required by applicable rules of the SEC, this column reports the aggregate grant date fair value of PSUs, PRSUs, and RSUs granted in 2023.

The value reported for the PSUs related to relative TSR and consolidated ROE is based on the probable outcome of the performance conditions as of the grant date, using a Monte Carlo simulation model for the relative TSR portion (57% of the grant value of these PSUs) and the closing price of common stock on the grant date for the consolidated ROE portion (43% of the grant value of these PSUs). No amounts will be earned until the end of the three-year performance period on December 31, 2025. The value then can be earned based on performance ranging from 0% to 200%, as established by the Compensation Committee.

The aggregate grant date fair value of the PSUs (excluding PSUs related to the GHG reduction metrics for Mr. Womack, Mr. Tucker and Mr. Fanning as described below) granted in 2023 assuming that the highest level of performance is achieved is as follows: Womack — $11,782,073; Tucker - $2,826,978; Greene - $3,465,035; Kerr - $2,975,027; Kuczynski — $3,194,415; and Fanning - $29,834,972.

The value reported for the portion of PSUs granted to Mr. Womack, Mr. Tucker and Mr. Fanning related to the GHG reduction metrics in 2023 is based on the closing price of common stock on the date of the grant. No amounts will be earned until the end of the three-year performance period on December 31, 2025. The value can be earned based on performance ranging from 0% to 225%, as established by the Compensation Committee. The aggregate grant date fair value of the PSUs granted to Mr. Womack, Mr. Tucker and Mr. Fanning in 2023 related to the GHG reduction metrics assuming the highest level of performance is achieved is $1,282,552; $489,285; and $3,729,440, respectively.

The amounts in column (d) also reflect the grant date fair value of PRSUs granted to certain of the NEOs in 2023 as described in the CD&A, using the closing price of common stock on the grant date. The aggregate grant date fair value of the PRSUs granted in 2023 and reported in column (d) is as follows: Womack — $2,357,149; Tucker — $543,650; Greene — $742,517; Kerr — $637,506; and Kuczynski — $684,537. Mr. Fanning's 2023 long-term incentive grant did not include PRSUs.

See Note 12 to the financial statements included in the 2023 annual report for a discussion of the assumptions used in calculating these amounts.

Column (e)

The amounts in this column reflect actual payouts under the annual PPP. The amount reported for 2023 is for the one-year performance period that ended on December 31, 2023.

Column (f)

This column reports the aggregate change in the actuarial present value of each NEO's accumulated benefit under the applicable Pension Plan and supplemental pension plans (collectively, Pension Benefits) as of December 31 of the applicable year.

The Pension Benefits as of each measurement date are based on the NEO's age, pay and service accruals and the plan provisions applicable as of the measurement date. The actuarial present values as of each measurement date reflect the assumptions the Company selected for cost purposes as of that measurement date; however, the NEOs were assumed to remain employed at any Company subsidiary until their benefits commence at the pension plans' stated normal retirement date, generally age 65. For each of Mr. Tucker and Mr. Womack, the accumulated benefit includes a portion of his Pension Plan benefits which are the subject of a qualified domestic relations order.

During 2023, Mr. Womack's higher aggregate change in Pension Benefit for 2023 as compared to the amounts reflected for other NEOs is due, in part, to how the mechanics of the pension calculation as described in Appendix B reflect his promotion to CEO and related changes to his compensation. Pension Benefits for all participants are calculated based on final average earnings which is defined as the highest three years of pay out of the last 10 calendar years of service. According to the existing plan provisions, his higher base pay and annual performance-based compensation as CEO is reflected in his Pension Benefits calculations and resulted in an increase of the actuarial present value of his Pension Benefits. No additional Pension Benefits were granted to Mr. Womack during 2023.

Pension values may fluctuate significantly from year to year depending on a number of factors as described below, including age, years of service, annual earnings and the assumptions used to determine the present value, such as the discount rate.

Understanding the Annual Change in Pension Value

High prevalence of traditional pension plans in utility industry	▶ Traditional pension plans remain highly prevalent in the utility industry ▶ Most economically efficient way to provide financial well-being at retirement to our employees ▶ Help us retain and protect the significant investment we make in our highly skilled workforce and attract the right talent for the future ▶ Align with our business model
No additional pension benefits were provided	▶ 2023 annual change in pension value is not due to any modifications to the existing pension program or formulas ▶ Pension formula considers years of service, which has an impact on the year over year change in pension value
Annual changes primarily driven by macroeconomic and non-performance factor changes	▶ Traditional pension plans are extremely sensitive to interest rate changes, which are macroeconomic factors out of the Company's control ▶ Unlike the short-term and long-term incentive programs which are purely performance based, pension values are driven mostly by non-performance factors
Compensation Committee committed to the ongoing sustainability of the pension plan	▶ Over the years, the Committee has taken actions to promote the sustainability of pension benefits for the future, shift to a more shared responsibility between employer and employee and meet evolving workforce needs to attract and retain employees ▶ Eligibility was closed to additional participants in the SERP nonqualified pension plan program beginning in 2016 ▶ The pension plan formula changed in 2018 for new participants from a final average earnings formula to a cash balance formula ▶ The Committee will continue to assess the pension program so that it attracts, engages, includes and retains the workforce necessary for today and tomorrow

The values reported in this column are calculated pursuant to SEC requirements and are based on assumptions used in preparing the Company's audited financial statements for the applicable fiscal years, as described further on page 82. The plans utilize a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any. The change in pension value from year to year as reported in the table is subject to market volatility and may not represent the value that an NEO will actually accrue or receive under the plans during any given year.

None of the NEOs received above-market earnings on deferred compensation under the DCP in the years reported.

The material provisions of the Company's retirement plans and deferred compensation plans in which NEOs participate are described in the Benefit Plan Summary in Appendix B beginning on page 114.

Column (g)

The amounts reported in this column for 2023 are itemized below.

Name	Perquisites ($)	Tax Reimbursements ($)	Company Contribution to 401(k) Plan ($)	Company Contribution to Supplemental Retirement Plan ($)	Total ($)
Chris Womack	46,545	—	16,830	46,682	110,057
Dan Tucker	3,602	—	16,830	20,825	41,257
Kim Greene	12,271	—	16,830	28,609	57,710
Jim Kerr	14,858	—	16,830	25,886	57,574
Steve Kuczynski	302,917	—	16,830	29,394	349,141
Tom Fanning	65,922	—	16,830	59,666	142,418

Perquisites includes financial planning, personal use of corporate aircraft and other miscellaneous perquisites.

▶ Financial planning is provided for most officers of the Company, including all of the NEOs. The Company provides an annual subsidy of up to $20,000 per year for the CEO and up to $15,000 per year for all other NEOs to be used for financial planning, tax preparation fees and estate planning.

▶ The Southern Company system has aircraft that are used to facilitate business travel. All flights on these aircraft must have a business purpose, except limited personal use that is associated with business travel is permitted. The amount reported for such personal use is the incremental cost of providing the benefit, primarily fuel costs and airport costs as well as any incidental costs for the crew. Also, if seating is available, the Company permits a spouse or other family member to accompany an employee on a flight. However, because in such cases the aircraft is being used for a business purpose, there is no incremental cost associated with the family travel, and no amounts are included for such travel. Any additional expenses incurred that are related to family travel are included.

  • The Compensation Committee recognizes that permitting limited personal use of system aircraft for certain executives allows the them to continue to perform their duties in a safe, secure environment and promotes safe and effective use of their time. For 2023, the Compensation Committee approved personal use of system aircraft for Mr. Womack and Mr. Fanning, each during his tenure as Company CEO, as well as Mr. Kuczynski. The amount for Mr. Womack is $20,800, for Mr. Kuczynski is $157,400 and for Mr. Fanning is $26,100.

▶ The personal safety and security of employees is of utmost importance to us. The amount reported for Mr. Fanning includes personal security expenses. Given Mr. Fanning's profile and high visibility, we believe that the costs of his security program are appropriate and a necessary business expense and that we can benefit from the added security measures for him. Costs reported reflect the ongoing security services provided during 2023.

▶ To facilitate the ability of Mr. Kuczynski to be near the Vogtle construction site, the Company assists in covering living expenses (apartment and furniture rental) and a vehicle lease for Mr. Kuczynski. The amount for 2023 includes $100,000 for living expenses.

▶ Other miscellaneous perquisites include the full cost to the Company of providing the following items: executive physicals, personal use of Company-provided tickets for sporting and other entertainment events, spousal expenses related to business travel, gifts distributed to and activities provided to attendees at Company-sponsored events, limited personal usage of Company-owned electric vehicles and the title transfer of an electric vehicle previously used solely for business purposes to Mr. Fanning in connection with his retirement.

Grants of Plan-Based Awards in 2023

This table provides information on short-term and long-term incentive compensation awards made in 2023.

Name (a)	Grant Date (b)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards ($) (i)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	
Chris Womack		188,500	1,885,000	3,770,000				
	2/1/2023				3,019	30,191	60,382	2,191,090
	2/1/2023					12,939		890,980
	5/24/2023				5,381	53,805	107,610	4,874,947
	5/24/2023				828	8,278	18,626	586,496
	5/24/2023					20,694		1,466,170
Dan Tucker		67,215	672,148	1,344,296				
	2/1/2023				2,053	20,527	41,054	1,495,597
	2/1/2023				316	3,158	7,106	217,460
	2/1/2023					7,895		543,650
Kim Greene		90,000	900,004	1,800,008				
	2/1/2023				2,516	25,160	50,320	1,825,968
	2/1/2023					10,783		742,517
Jim Kerr		68,000	680,000	1,360,000				
	2/1/2023				2,160	21,602	43,204	1,567,750
	2/1/2023					9,258		637,506
Steve Kuczynski		68,452	684,522	1,369,044				
	2/1/2023				2,320	23,195	46,390	1,683,359
	2/1/2023					9,941		684,537
Tom Fanning		272,000	2,720,000	5,440,000				
	2/1/2023				21,664	216,635	433,270	15,699,781
	2/1/2023				2,407	24,071	54,160	1,657,529

Columns (c), (d) and (e)

These columns reflect the annual PPP opportunity for the NEOs. The information shown as "Threshold," "Target" and "Maximum" reflects the range of potential payouts established by the Compensation Committee. The actual amounts earned for 2023 are included in column (e) of the Summary Compensation Table. Mr. Womack's target 2023 PPP Opportunity was increased from 100% to 130% effective as of May 24, 2023 in connection with his appointment to CEO of the Company, pro-rated to reflect his tenure in the role during 2023. See the Annual Incentive Compensation (At Risk) discussion beginning on page 55 for additional information.

Columns (f), (g) and (h)

These columns reflect the long-term PSUs and PRSUs granted to the NEOs in 2023. The information shown as "Threshold," "Target" and "Maximum" reflects the range of potential shares that can be earned as established by the Committee for the PSUs, while the information shown as "Target" for the PRSUs reflects the number of potential shares that can be earned if the performance condition is met. The grant date fair value is included in the Stock Awards column (column (d)) of the 2023 Summary Compensation Table. See the Long-Term Equity Incentive Compensation (At Risk) discussion beginning on page 62 for additional information on the 2023 LTI grants.

Column (i)

This column reflects the aggregate grant date fair value of the PSUs and PRSUs granted in 2023.

▶ For the PSUs related to TSR and ROE, approximately 41% of the value of the PSUs is based on the probable outcome of the performance conditions as of the grant date using a Monte Carlo simulation model ($75.36 for February 1, 2023 grant and $102.95 for May 24, 2023 grant), while the other approximately 59% is based on the closing price of common stock on the grant date ($68.86 for February 1, 2023 grant and $70.85 for May 24, 2023 grant).

▶ For the PSUs related to the GHG reduction metric for Mr. Womack, Mr. Tucker, and Mr. Fanning the value of these shares is based on the closing price of the common stock on the grant date ($68.86 for February 1, 2023 grant and $70.85 for May 24, 2023 grant).

▶ The value of the PRSUs is based on the closing price of common stock on the grant date ($68.86). The assumptions used in calculating these amounts are discussed in Note 12 to the financial statements included in the 2023 annual report.

Outstanding Equity Awards at 2023 Fiscal Year-End

This table provides information about stock options and stock awards (PSUs, PRSUs and RSUs) as of December 31, 2023.

	Stock Awards			
Name (a)	Number of Units of Stock That Have Not Vested (#) (a)	Market Value of Units of Stock That Have Not Vested ($) (b)	Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested (#) (c)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Units That Have Not Vested ($) (d)
Chris Womack			4,426	310,351
			8,055	564,817
			13,475	944,867
			28,188	1,976,543
			94,788	6,646,535
Dan Tucker	555	38,917		
			5,331	373,810
			8,223	576,597
			23,992	1,682,319
			24,666	1,729,580
Kim Greene			3,619	253,764
			6,464	453,256
			11,230	787,448
			22,625	1,586,465
			26,201	1,837,214
Jim Kerr			3,328	233,359
			5,942	416,653
			9,642	676,097
			20,794	1,458,075
			22,496	1,577,420
Steve Kuczynski			3,978	278,937
			7,101	497,922
			10,353	725,952
			24,851	1,742,552
			24,156	1,693,819
Tom Fanning			22,094	1,549,231
			268,196	18,805,904
			250,670	17,576,980

Stock options have not been granted since 2014 and no NEOs have any outstanding stock options as of December 31, 2023.

Columns (a) and (b)

These columns reflect the number of RSUs held by Mr. Tucker as of December 31, 2023, including associated DEUs. Mr. Tucker was granted RSUs on February 3, 2021, and the outstanding RSUs reflected in the table vest 1/3 each year for a three-year period and associated DEUs on the RSUs. DEUs only pay out if the underlying shares vest.

Columns (c) and (d)

These columns reflect the remaining 1/3 of the PRSUs, including DEUs, granted to the NEOs in February 2021 and the remaining 2/3 of the PRSUs, including DEUs, granted to the NEOs in February 2022. The achievement of the respective performance goals for these shares were certified by the Compensation Committee on February 13, 2022 for the shares granted in 2021 and February 13, 2023 for the shares granted in 2022. The PRSUs that vested in 2023, including the DEUs, are reflected in the Option Exercises and Stock Vested in 2023 table. The remaining PRSUs granted in 2021 vest on the third anniversary of the grant date, and the remaining PRSUs granted in 2022 will vest on the second and third anniversaries of the grant date.

These columns also reflect the full number and value of PRSUs granted to the NEOs in February 2023 that vest 1/3 each year for a three-year period subject to the achievement of a one-year financial performance goal (Southern Company's 2023 cash from operations exceeds the amount paid in dividends in 2022) and associated DEUs on the PRSUs. DEUs only pay out if the underlying shares vest. The Compensation Committee certified the achievement of this goal on February 7, 2024, and the first 1/3 vested upon that certification. The remaining 2/3 will vest equally on the second and third anniversaries of the grant date.

Column (c) also reflects the target number of PSUs that can be earned at the end of each three-year performance period (January 1, 2022 through December 31, 2024 and January 1, 2023 through December 31, 2025). The number of shares reflected in column (g) also reflects the DEUs on the target number of PSUs. DEUs are credited over the performance period but are only received at the end of the performance period if the underlying PSUs are earned.

The PSUs granted for the January 1, 2021 through December 31, 2023 performance period vested on December 31, 2023 and are reported in the Option Exercises and Stock Vested in 2023 table.

The value in column (d) is derived by multiplying the number of shares in column (g) by the common stock closing price on December 29, 2023 ($70.12). The ultimate number of shares earned, if any, will be based on the actual performance results at the end of each respective performance period.

Option Exercises and Stock Vested in 2023

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Chris Womack			68,554	4,776,780
Dan Tucker			10,840	749,501
Kim Greene			57,416	3,996,931
Jim Kerr			52,771	3,673,578
Steve Kuczynski	14,546	391,142	62,938	4,381,630
Tom Fanning			391,352	27,329,533

Columns (b) and (c)

Column (b) reflects the number of shares acquired upon the exercise of stock options during 2023 and column (c) reflects the value realized. The value realized is the difference in the market price over the exercise price on the exercise date.

Columns (d) and (e)

PSU grants made in 2021 were subject to a three-year performance period that ended on December 31, 2023. The award was earned at 189% of target, other than Mr. Fanning's 2021-2023 PSUs that were earned at 178%. Column (d) includes the PSUs that were earned and associated DEUs, while column (e) reflects the value of the PSUs and associated DEUs, which is derived by multiplying the number of shares that vested by the market value of the underlying shares on December 29, 2023 ($70.12). The value shown in column (e) differs from the amounts shown in the CD&A, which reflects the market value on the trading date immediately preceding the date that the Compensation Committee made its decisions about PSU payouts (February 6, 2024).

These columns also reflect the value of the RSUs and PRSUs that vested in 2023, including associated DEUs. The value of the RSUs and PRSUs is derived by multiplying the number of shares that vested by the market value of the underlying shares on the vesting date as follows:

▸ $66.88 for the RSUs and PRSUs that were granted in 2020 and vested 1/3 on February 11, 2023

▸ $67.27 for the RSUs and PRSUs that were granted in 2021 and vested 1/3 on February 3, 2023

▸ $67.13 for the PRSUs that were granted in 2022 and vested 1/3 on February 13, 2023 upon certification of the goal performance by the Compensation Committee

Pension Benefits at 2023 Fiscal Year-End

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Chris Womack	Pension Plan	35.00	1,953,100	–
	Supplemental Benefit Plan (Pension-Related)	35.00	11,777,959	–
	Supplemental Executive Retirement Plan	35.00	8,469,554	–
	Supplemental Retirement Agreement	8.00	5,230,926	–
Dan Tucker	Pension Plan	24.67	834,362	–
	Supplemental Benefit Plan (Pension-Related)	24.67	2,609,409	–
	Supplemental Executive Retirement Plan	24.67	1,625,065	–
Kim Greene	Pension Plan	16.17	683,971	–
	Supplemental Benefit Plan (Pension-Related)	16.17	3,119,056	–
	Supplemental Executive Retirement Plan	16.17	1,310,401	–
Jim Kerr	Pension Plan	8.92	398,460	–
	Supplemental Benefit Plan (Pension-Related)	8.92	1,873,794	–
	Supplemental Executive Retirement Plan	8.92	606,048	–
Steve Kuczynski	Pension Plan	11.58	548,583	–
	Supplemental Benefit Plan (Pension-Related)	11.58	2,816,156	–
	Supplemental Executive Retirement Plan	11.58	850,292	–
Tom Fanning	Pension Plan	42.00	2,778,569	–
	Supplemental Benefit Plan (Pension-Related)	42.00	36,051,240	–
	Supplemental Executive Retirement Plan	42.00	16,449,146	–

The Company provides retirement benefits from various plans to its employees, including the NEOs. The Company maintains different plans to address various legal and tax requirements, and different groups of employees.

▸ The Pension Plan is a tax-qualified, funded plan providing amounts payable monthly over a participant's post-retirement lifetime, subject to statutory limitations.

▸ Supplemental Plans

• The SBP-P provides highly-paid employees any benefits that the Pension Plan cannot pay due to statutory pay or benefit limits. The SBP-P benefits are generally payable in 10 annual installments.

• The SERP, closed to new hires and promotions since January 1, 2016, provides highly-paid employees additional benefits that the Pension Plan and SBP-P would pay if the 1.7% offset formula of the Final Average Earnings Formula reflected a portion of annual performance-based pay. The SERP benefits are payable in 10 annual installments.

• Supplemental retirement agreements (SRAs) were entered into with certain employees to recognize valuable prior service earned outside of the Company that were hired in the middle of their careers, and provide credit for years of employment prior to employment with the Company or one of its affiliates. The SRA benefits are payable in 10 annual installments.

In 2023, all NEOs participated in or had a benefit under the Pension Plan and the SBP-P. All NEOs had Pension Plan benefits under the Final Average Earnings Formula and participated in or had a benefit under the SERP.

In 2002, the Company entered into a Supplemental Retirement Agreement (SRA) with Mr. Womack. At the time, it was common practice, especially for utility companies, to provide additional years of service under retirement plans to attract key talent and recognize valuable service earned prior to joining the Company. Under his SRA, the Company recognizes eight years of Mr. Womack's prior service. Since 2014, the Company has not entered into SRAs or credited any employee with additional years of service. No NEO has been credited with additional years of benefit service other than the SRA entered into with Mr. Womack in 2002.

Additional details of these plans are described in the Benefit Plan Summary in Appendix B beginning on page 114. The table above reflects the present value of benefits accrued by each of the NEOs from the applicable plans or agreement.

Compensation used for determining pension benefits under the Pension Plan, SBP-P, SERP, and SRA generally includes only salary and annual cash incentives. The amounts reflected for each plan represent the present value of the maximum benefit payable under the applicable plan or agreement. In some cases, the payments may be reduced for early retirement or by benefits paid by other Southern Company-sponsored retirement plans, statutory payments or Social Security.

The figures above reflect an assumption that each NEO continues to live at least until the earliest age at which an unreduced benefit is payable. The discount rate assumption used by the Company in calculating the present value of accumulated benefits was 5.64% for the Pension Plan and 4.90% for the SBP-P, the SERP, and Mr. Womack's SRA.

Pension Benefit Assumptions

The following assumptions were used in the present value calculations for all pension benefits:

▸ Discount rate — 5.64% Pension Plan and 4.90% supplemental plans (SBP-P, SERP and SRA) as of December 31, 2023

▸ Retirement date – Earliest unreduced retirement age (age 65) or age as of December 31, 2023 if executive is older or retired

▸ Mortality after normal retirement — PRIA RP-2012 mortality tables with Aon custom projection scale (Endemic mortality)

▸ Mortality, withdrawal, disability and retirement rates prior to normal retirement — None

▸ Annual performance-based compensation earned but unpaid as of the measurement date at 155% (all NEOs) of target opportunity percentages times base rate of pay for year amount is earned

The plans utilize a different method of calculating actuarial present value for the purpose of a determining a lump sum, if any. The Pension Plan's benefit formulas produce amounts payable monthly over a participant's post-retirement lifetime. At retirement, plan participants can choose to receive their benefits from various forms of payment. All forms pay benefits monthly over the lifetime of the retiree or the joint lifetimes of the retiree and a beneficiary. Additional details on these retirement plans are described in the Benefit Plan Summary in Appendix B beginning on page 114.

Nonqualified Deferred Compensation as of 2023 Fiscal Year-End

	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Chris Womack	—	46,682	482,946	—	5,801,852
Dan Tucker	86,215	22,813	63,803	—	711,747
Kim Greene	—	28,609	9,045	—	411,509
Jim Kerr	274,996	25,886	67,848	—	1,124,315
Steve Kuczynski	—	29,394	11,247	—	511,720
Tom Fanning	385,900	59,666	724,040	—	11,746,658

The Company provides:

▸ The DCP which allows participants to defer part of their salary and PPP as well as applicable taxes on a voluntary basis and

▸ The SBP which makes participants whole when the Company matching contribution under the ESP is restricted by statutory limitations.

The amounts reported in this column also were reported in the All Other Compensation column in the Summary Compensation Table.

Column (b)

This column reports the actual amounts of compensation deferred under the DCP by each NEO in 2023. The amount of salary deferred by the NEOs, if any, is included in the Salary column in the Summary Compensation Table. The amounts of performance-based compensation deferred in 2023 were the amounts that were earned as of December 31, 2022 but were not payable until the first quarter of 2023. These amounts are not reflected in the Summary Compensation Table because that table reports performance-based compensation that was earned in 2023 but not payable until early 2024.

Column (c)

This column reflects employer contributions under the SBP and DCP.

Column (d)

This column reports earnings or losses under the SBP and DCP on (1) compensation the NEOs elected to defer, (2) employer contributions, and (3) prior earnings attributable to each accruing during 2024.

Column (f)

This column includes amounts that were deferred under the DCP and contributions under the SBP in prior years and reported as compensation in the Summary Compensation Table through 2022: (i) Mr. Womack: $5,272,224 (ii) Mr. Tucker: $538,915, (iii) Mr. Kuczynski: $471,080, (iv) Ms. Greene: $373,855, (v) Mr. Kerr: $755,586 and (vi) Mr. Fanning: $10,57,052.

Potential Payments Upon Termination or Change in Control

This section describes and estimates payments that could be made to the NEOs serving as of December 31, 2023 under different termination and change-in-control events. The estimated payments would be made under the terms of Southern Company's compensation and benefit program or the change-in-control severance program. Mr. Fanning retired effective December 31, 2023 so the disclosure below describes the payments and benefits that he actually received upon retirement.

All of the NEOs are participants in the Severance Plan and the Benefits Protection Plan. As previously disclosed, the Company restated its change-in-control related compensation plans, including the Severance Plan and Benefits Protection Plan, effective August 15, 2022. To the extent not disclosed herein, refer to the Company's 2022 proxy statement for a summary of the terms of such plans prior to the restatements. The amount of potential payments is calculated as if the triggering events occurred as of December 31, 2023 and assumes that the price of common stock is the closing market price on December 29, 2023.

Description of Termination and Change-in-Control Events

The following charts and narratives list different types of termination and change-in-control events that can affect the treatment of payments under the compensation and benefit programs. No payments are made under the Severance Plan unless, within two years of the change in control, the NEO is involuntarily terminated not for cause or voluntarily terminates for good reason.

Traditional Termination Events

▸ Retirement — Termination of NEO who is at least 50 years old and has at least 10 years of credited service, whether voluntary or involuntary not for cause.

▸ Lay Off — Involuntary termination of NEO who is not retirement-eligible not for cause.

▸ Resignation — Voluntary termination of NEO who is not retirement-eligible.

▸ Involuntary Termination — Involuntary termination of NEO for cause, whether or not retirement-eligible. Cause includes willful failure to perform duties and willful misconduct, such as violation of the Company's Drug and Alcohol Policy.

▸ Death or Disability — Termination of NEO due to death or disability.

Change-in-Control-Related Events

At the Company or the subsidiary company level:

▸ Company Change in Control — Generally, acquisition by an unrelated entity of 20% or more of the Company's common stock, majority turnover of the Board, the Company's consummation of a corporate transaction with an unrelated entity or the sale of substantially all of the assets of the Company that results in a substantial change in ownership or leadership (including where the Company's stockholders own less than 65% of the surviving entity), or the approval by the Company's stockholders of a complete liquidation or dissolution.

▸ Subsidiary Company Change in Control — Generally, acquisition by an unrelated entity of 50% or more of the stock of one of the Company's designated subsidiaries, consummation of a merger of a designated subsidiary with another entity and the Company does not control the surviving company, or the sale of substantially all of the assets of a designated subsidiary to an unrelated entity.

At the employee level:

▸ Involuntary Change-in-Control Termination or Voluntary Change-in-Control Termination for Good Reason — Within two years of a change in control, employment is terminated other than for cause or the employee voluntarily terminates for good reason. Good reason for voluntary termination within two years of a change in control is generally satisfied when there is a material reduction in the aggregate amount of salary, PPP and LTI; relocation of over 50 miles; a material diminution in title, duties and status; or a material reduction in employee benefits.

The following chart describes the treatment of different pay and benefit elements in connection with the Traditional Termination Events as described above, except the pension plans. The benefits payable under the Pension Plan and Supplemental Plans in connection with the Traditional Termination Events are described in the Benefit Plan Summary in Appendix B beginning on page 114.

Program	Retirement	Lay Off	Resignation	Death or Disability	Involuntary Termination (For Cause)
PPP	Prorated if before 12/31	Prorated if before 12/31	Forfeit	Prorated if before 12/31	Forfeit
Stock Options	Vest; expire earlier of original expiration date or five years	Vested options expire in 90 days; forfeit unvested award	Vested options expire in 90 days; forfeit unvested award	Vest; expire earlier of original expiration date or three years	Forfeit
PSUs	No proration and paid on regular schedule; amount of payment depends on amount actually earned	Forfeit unvested award	Forfeit unvested award	Prorated based on number of months employed during performance period; amount of payment depends on amount actually earned	Forfeit unpaid award, even if vested
PRSUs and RSUs	No proration and paid on regular schedule (pending achievement of performance goal for PRSUs)	Forfeit unvested award	Forfeit unvested award	Vest; full payout of unvested amount; payable within 30 days	Forfeit unpaid award, even if vested
Financial Planning Perquisite	Continues for one year	Terminates	Terminates	Continues for one year	Terminates

The following chart describes the treatment of payments under compensation and benefit programs under different change-in-control events, except the pension plans. Payments under the Pension Plan are not affected by change-in-control events

Program	Company Change in Control	Subsidiary Company Change in Control	Involuntary Change-in-Control-Related Termination or Voluntary Change-in-Control-Related Termination for Good Reason
PPP	If program is not terminated, payout for year in which CIC occurs is at the greater of actual or target performance If program is terminated within two years after CIC, prorated for year of termination at greater of target or three-year historical average payout at the applicable business unit	For impacted subsidiary employees, prorated for year of CIC at greater of target or three-year historical average payouts at the applicable business unit	If not otherwise eligible for payment, if the program is still in effect, prorated at the greater of target or average payout over three most recent fiscal years
Stock Options*	Generally not affected If Company does not survive, vest and convert to surviving company's securities; if cannot convert, pay spread in cash	For impacted subsidiary employees, vest and convert to surviving company's securities; if cannot convert, pay spread in cash	Vest and become exercisable
PSUs*	Generally not affected If Company does not survive, vest at target and convert to surviving company's securities; if cannot convert, pay value in cash	For impacted subsidiary employees, vest at target and convert to surviving company's securities; if cannot convert, pay value in cash	Vest at target
PRSUs and RSUs*	Generally not affected If Company does not survive, vest and convert to surviving company's securities; if cannot convert, pay value in cash	For impacted subsidiary employees, vest	Vest
Financial Planning Perquisite	Not affected	Not affected	Terminates
Severance Benefits	Not applicable	Not applicable	Two or (for the CEO) three times the sum of base salary and PPP (at the greater of target or average payout over three most recent fiscal years)
Benefits	Not applicable	Not applicable	Up to five years participation in group plan plus payment of three years' premium amounts
Outplacement Services	Not applicable	Not applicable	Up to six months

* Certain equity awards held by NEOs as of December 31, 2023 were granted prior to August 15, 2022 and as a result, are subject to the terms of the Benefits Protection Plan and Severance Plan as in effect prior to the recent restatement. Treatment of equity awards granted on or after August 15, 2022 upon a Traditional Termination Event or CIC is described below.

DCP, SBP, SBP-P, and SERP

Upon the NEO's death or disability, amounts that were deferred under the DCP or SBP may be paid in lump sum at the discretion of the Company's Benefit Administration Committee. Upon a separation from service within two years following a CIC, benefits deferred under the DCP or SBP on or after January 1, 2005 are generally payable in lump sum.

The benefit accrued under the SERP and SBP-P as of a CIC vests upon a Company CIC and for impacted subsidiary employees, upon a Subsidiary CIC. Upon a separation from service within two years following a CIC, benefits accrued under the SBP-P and SERP as of the NEO's separation from service are generally payable in lump sum.

Potential Payments

This section describes and estimates payments that would become payable to the NEOs upon a termination or change in control as of December 31, 2023.

Pension Benefits

There are no enhancements to the benefits accrued by NEOs under the Pension Plan, the SBP-P, the SERP or the SRA upon the occurrence of the Traditional Termination Events. Further, there are also no enhancements to the benefits accrued by the Pension Plan upon the occurrence of a Change in Control.

There are no additional benefits accrued under the SBP-P, the SERP or the SRA upon a Change in Control. The SBP-P, SERP, and SRA benefits accrued through the date of a Change in Control that would otherwise be payable as 10 annual installments convert to a single lump sum payment. The amounts shown below reflect the value of the lump sum acceleration of these annual installments under the SBP-P, the SERP and the SRA for the NEOs, other than Mr. Fanning, upon a Change of Control effective as of December 31, 2023. If an NEO designates a non-spouse beneficiary, then the amount payable is 50% of the amount shown.

The amounts in this chart differ from the pension values shown in the Summary Compensation Table and the Pension Benefits table. Those tables show the present values of all the benefit amounts anticipated to be paid over the lifetimes of the NEOs and their beneficiaries. Those plans are described in the notes following the Pension Benefits.

	Plan	Amounts below are Lump Sum Acceleration (No additional benefits) Change in Control ($)
Chris Womack	SBP-P	11,289,692
	SERP	8,118,441
	SRA	5,014,073
Dan Tucker	SBP-P	3,341,538
	SERP	2,081,015
Kim Greene	SBP-P	3,816,916
	SERP	1,603,592
Jim Kerr	SBP-P	1,936,811
	SERP	626,430
Steve Kuczynski	SBP-P	3,103,363
	SERP	937,009

The pension benefit amounts in the tables above were calculated as of December 31, 2023 assuming payments would begin as soon as possible under the terms of the plans. Accordingly, appropriate early retirement reductions were applied. Any unpaid annual performance-based compensation was assumed to be paid at 155% of the target level. Pension Plan benefits were calculated assuming each NEO chose a single life annuity form of payment, because that results in the greatest monthly benefit. The single sum values were based on a 1.55% discount rate for the Final Average Earnings Formula for accruals for 2023 and beyond, and the SBP-P calculations are based on ten annual installments.

Annual Performance Pay Program

The amount payable in the event of a Company Change in Control (assuming the program is terminated) or a Subsidiary Company Change in Control is the greater of target or the three-year historical average payout at the applicable business unit. Because the three-year historical average payouts for 2021-2023 were above the target level for all of the NEOs, the amount that would have been payable was the three-year historical average payout at the applicable business unit.

PSUs, PRSUs and RSUs (Equity Awards)

Equity Awards issued prior to August 15, 2022 would be treated as described in the narratives and charts above. However, this paragraph describes the potential treatment of Equity Awards granted on or after August 15, 2022. If a Company Change in Control occurs and no replacement award is issued, then all Equity Awards vest and PSUs vest at the greater of target or projected actual performance. If a Subsidiary Change in Control occurs, then all Equity Awards held by NEOs employed by the applicable subsidiary (and who cease employment with Southern and its affiliates) vest and their PSUs vest at target. In addition, if there is an Involuntary Change-in-Control Termination or Voluntary Change-in-Control Termination for Good Reason, then any replacement award issued vests and those awards subject to performance goals vest at the greater of target or projected actual performance.

The chart below shows the number and value of PSUs, PRSUs and RSUs that would be paid. The value of PSUs, PRSUs, and RSUs is calculated using the closing price of common stock on December 29, 2023.

	Number of Equity Awards with Accelerated Vesting (#)			Total Number of Equity Awards Following Accelerated Vesting (#)	
	PSUs	PRSUs	RSUs	PSUs	PRSUs
Chris Womack	122,976	47,069	—	122,976	47,069
Dan Tucker	48,658	13,553	554	48,658	13,552
Kim Greene	48,826	21,313	—	48,826	21,313
Jim Kerr	43,290	18,910	—	43,290	18,910
Steve Kuczynski	49,007	21,430	—	49,007	21,430

Healthcare Benefits

All of the NEOs other than Jim Kerr were retirement-eligible as of December 31, 2023. The amount payable to Mr. Kerr is approximately $102,100, three times the sum of the employer and employee premium expenses for group health plan and life insurance plan coverage during 2023. Benefits are provided to retirees, and there is no incremental payment to the other NEOs associated with the termination or change-in-control events, except in the case of a change-in-control-related termination, as described in the Change-in-Control-Related Events chart.

Financial Planning Perquisite

An additional year of the financial planning perquisite, which is set at a maximum of $20,000 per year for the CEO and $15,000 per year for all other NEOs, will be provided after retirement for retirement-eligible NEOs.

There are no other perquisites provided to the NEOs under any of the traditional termination or change-in-control-related events.

Severance Benefits

The Severance Plan provides severance benefits, including outplacement services, if within two years of a change in control the NEO is involuntarily terminated not for cause or voluntarily terminates for good reason. The severance benefits are not paid unless the NEO releases any claims the NEO may have against the employing company.

▶ The severance payment for Mr. Womack is three times the sum of base salary and PPP opportunity (either at target or, if greater, paid out based on the average achievement from the three prior fiscal years) and two times that sum for the other NEOs.

▶ The estimated cost of providing the six months of outplacement services is $6,000 per NEO.

▶ If any portion of the severance amount constitutes an "excess parachute payment" under Section 280G of the tax code and is therefore subject to an excise tax, the severance amount will be reduced by an amount sufficient to avoid the application of the excise tax. Excise tax gross-ups will not be provided on change-in-control severance payments.

The table below estimates the severance payments that would be made to the NEOs if they were terminated as of December 31, 2023 in connection with a change in control.

	Severance Amount ($)
Chris Womack	10,005,000
Dan Tucker	2,925,823
Kim Greene	3,600,016
Jim Kerr	3,060,000
Steve Kuczynski	3,194,436

NEO Retirement

Upon his retirement effective December 31, 2023, Mr. Fanning became entitled to the benefits reflected in the Pension Benefits at 2023 Fiscal Year-End and Nonqualified Deferred Compensation as of 2023 Fiscal Year-End tables set forth on pages 81 and 82, respectively. Mr. Fanning's 2023 PPP was paid as reflected in the Summary Compensation Table on page 75 and his 2022-2024 and 2023-2025 PRSUs and PSUs will be paid on the regularly applicable schedule, subject to satisfaction of the underlying performance objectives. Mr. Fanning began a twelve-month term serving as an independent consultant on January 1, 2024 as described further above at page 69.

Equity Compensation Plan Information

The following table provides information as of December 31, 2023 concerning shares of common stock authorized for issuance under the Company's equity compensation plans. As of December 31, 2023, other than as described below, no equity securities were authorized for issuance under equity compensation plans not approved by stockholders.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,694,439 [1]	$41.58[2]	28,342,513[3]

[1] Includes 335,977 shares issuable pursuant to outstanding options, which were issued under the 2011 Omnibus Plan. Also includes 2,861,889 full-value awards outstanding under the 2011 Omnibus Plan, the Outside Directors Stock Plan for The Southern Company, and the 2021 Omnibus Plan, including (a) 723,736 shares that may be issued pursuant to outstanding RSUs under the 2021 Omnibus Plan and (b) 2,439,055 shares that may be issued pursuant to outstanding PSUs under the 2021 Omnibus Plan, in each case, based on achievement of performance goals established by the Committee and assuming 100% of target PSUs will be earned.

[2] The weighted average exercise price is limited to outstanding options under the 2011 Omnibus Plan. The weighted average remaining contractual term of outstanding and exercisable options was approximately 3 months.

[3] Includes 27,226,451 shares that may be issued pursuant to future awards under the 2021 Omnibus Plan. Also includes 295,042 shares which may be issued pursuant to future awards under the Outside Directors Stock Plan for The Southern Company; however, the Company intends to issue future director equity compensation awards under the 2021 Omnibus Plan and does not intend to issue any further awards under this plan.

Pay Ratio Disclosure

For 2023, we have calculated the CEO pay ratio to be 143 to 1. This ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records as of December 31, 2023 and the methodology described below.

▶ The change in pension value as shown in the Summary Compensation Table is not due to any changes or modifications to the existing program or plan formula.

▶ Traditional pension plans are extremely sensitive to interest rate changes, and changes to macroeconomic factors such as interest rates are outside of the Company's control.

We determined our median employee based on an analysis of all employees as of December 31, 2023. We used total cash compensation as reported in Form W-2 for 2023 as our consistently applied compensation measure. We then applied a statistical sampling approach to identify employees who we expected were paid within a +/- 0.1% range above and below our estimated median total cash compensation value. From this group, we selected an employee who was reasonably representative of our median employee based on average employee tenure and age. We did not exclude any employees across the Southern Company system in identifying the median employee nor did we annualize compensation for any of our employees.

After identifying the median employee, as described below, we calculated the median employee's annual total compensation.

▶ The annual total compensation of the median employee, calculated in accordance with the Summary Compensation Table requirements and including amounts paid under nondiscriminatory health and welfare benefit plans, was $164,300. The median employee is a Plant Operator for one of our state-regulated electric utilities.

► The CEO's annual total compensation was $23,539,400. This amount includes the total compensation amount included in the Summary Compensation Table and approximately $18,300 in nondiscriminatory health and welfare benefits.

At December 31, 2023, the Southern Company system had over 28,100 employees across 34 states. We have an average tenure of approximately 14 years and a turnover rate of approximately 8.3%. Compensation for the majority of our employees includes variable compensation under programs similar to the annual incentive plan described in the CD&A. Notwithstanding collective bargaining agreements that make certain employees ineligible for the annual incentive program, more than 93% of the total employees are eligible for some type of annual incentive program (including commissions and sales incentive plans). In addition, most employees are eligible to participate in the defined contribution and pension plans described earlier in the executive compensation tables.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their pay ratios.

Pay Versus Performance Disclosure

This disclosure has been prepared in accordance with the SEC's pay versus performance rules in Item 402(v) of Regulation S-K under the 1934 Act (Item 402(v)) and does not necessarily reflect value actually realized by the NEOs or how the Compensation Committee evaluates compensation decisions in light of Company or individual performance. For a discussion of how the Compensation Committee seeks to align pay with performance when making compensation decisions, see the Compensation Discussion and Analysis beginning on page 45.

The following tables and related disclosures provide information about (i) the total compensation of our principal executive officers (CEOs or PEOs) and our non-CEO NEOs (collectively, the Other NEOs) as presented in the Summary Compensation Table on page 75, (ii) the compensation actually paid (CAP) to our CEOs and our Other NEOs, as calculated pursuant to Item 402(v), (iii) certain financial performance measures, and (iv) the relationship of CAP to those financial performance measures.

	PEO Pay				Non-PEO Pay		Value of Initial Fixed $100 Investment Based On			Percentile
Fiscal Year (a)	Summary Compensation Table Total for CEO ($) (b)		Compensation Actually Paid to CEO ($) (c)		Average Summary Compensation Table Total for non-CEO NEOs ($) (d)	Average Compensation Actually Paid to non-CEO NEOs ($) (e)	Southern Total Shareholder Return ($) (f)	Peer Group Total Shareholder Return ($) (g)	Net Income ($s millions) (h)	Company Selected Measure One-Year Relative TSR Percentile ($) (i)
	Womack	Fanning	Womack	Fanning						
2023	23,521,052	33,469,800	18,378,941	40,567,478	5,555,346	6,433,480	129.49	101.02	3,976	86th
2022		24,006,670		42,131,615	5,668,554	6,722,302	126.71	111.24	3,524	77th
2021		21,243,559		35,516,807	5,210,958	7,015,374	117.07	113.92	2,393	45th
2020		22,366,850		23,821,625	7,160,434	6,386,601	100.63	99.38	3,119	70th

Names of CEOs and Other NEOs (columns (b), (c), (d) and (e))

2023: CEO - Thomas A. Fanning: January 1 to May 24, Christopher C. Womack: May 24 to December 31; Other NEOs - Daniel S. Tucker, Kimberly S. Greene, James Y. Kerr, and Stephen E. Kuczynski

2022: CEO - Thomas A. Fanning; Other NEOs - Daniel S. Tucker, Christopher C. Womack, Stephen E. Kuczynski and Mark A. Crosswhite

2021: CEO - Thomas A. Fanning; Other NEOs - Daniel S. Tucker, Mark. A. Crosswhite, Stephen E. Kuczynski, Christopher C. Womack, Andrew W. Evans, and W. Paul Bowers

2020: CEO - Thomas A. Fanning; Other NEOs - Andrew W. Evans, W. Paul Bowers, Mark A. Crosswhite and Stephen E. Kuczynski

Column (c and e)

To calculate Compensation Actually Paid (CAP) to the CEO for 2023, the following amounts were deducted from and added to the "Total" compensation amount for the CEO reflected in each year's Summary Compensation Table (SCT):

2023 Fiscal Year	Summary Compensation Total ($)	Minus: SCT "Stock Awards" ($)	Minus: SCT "Change in Pension Value and Nonqualified Deferred Compensation" ($)	Add: Stock Award Fair Value ($)	Add: Pension Service Costs ($)	Compensation Actually Paid ($)
Womack	23,521,052	10,009,683	9,352,563	13,885,386	334,749	18,378,941
Fanning	33,469,800	17,375,310	10,050,149	33,398,578	1,106,559	40,567,478
Average Non-PEO NEOs	5,555,346	2,349,586	1,052,475	3,956,833	323,362	6,433,480

The deductions of "Stock Awards" and "Change in Pension Value and Nonqualified Deferred Compensation" are found in columns (d) and (f) of the SCT for each covered year.

Stock Award Fair Value The addition of Stock Award Fair Value reflects:

	PEO		Average Non-PEO NEOs
	Womack	Fanning	
Fair Value of Awards Granted during Year that remain unvested as of Year-End	$12,937,890	$27,765,593	$ 3,271,123
Fair Value of Awards Granted during Year that vested during such Year	—	—	—
Change in Fair Value from prior December 31 to December 31 of Year of Awards Granted in Prior Years that remain outstanding and unvested	$ 617,855	$ 4,531,859	$ 468,646
Change in Fair Value from Prior December 31 to Vesting Date for Awards that vested during Year	$ 329,641	$ 1,101,126	$ 217,064
Deduction of Fair Value of Awards Granted in Prior Years that were forfeited during Year	—	—	—
Increase based upon Incremental Fair Value of Awards modified during Year	—	—	—
Increase based on Dividends or Other Earnings Paid during Year prior to Vesting Date of Award	—	—	—
Total	$13,885,386	$33,398,578	$ 3,956,833

Stock Award Fair Value was calculated based on the probable outcome of performance conditions as of the relevant measurement date, consistent with the approach described on page 75.

Pension Service Cost The addition of Pension Service Costs reflects the annual service costs for the Pension Plan and supplemental pension plans described on page 81.

- ▶ Womack: Pension Plan - $45,318; SBP-P and SERP - $289,431
- ▶ Fanning: Pension Plan - $43,523; SBP-P and SERP - $1,063,036
- ▶ Average Non-PEO NEOs: Pension Plan - $41,908; SBP-P and SERP - $281,455

There were no plan amendments during the covered year that resulted in prior service costs.

Column (f)

For each Covered Year, our absolute TSR was calculated based on the yearly percentage change in our cumulative TSR on our common stock, par value $5.00 per share, measured as the quotient of (a) the sum of (i) the cumulative amount of dividends for the period beginning with our closing stock price on the NYSE on December 31, 2019 through and including the last day of the covered year (each, a Measurement Period), assuming dividend reinvestment, plus (ii) the difference between our closing stock price at the end versus the beginning of the Measurement Period, divided by (b) our closing share price at the beginning of the Measurement Period. Each of these yearly percentage changes was then applied to a deemed fixed investment of $100 at the beginning of each Measurement Period to produce the Covered Year-end values of such investment as of the end of 2023, 2022, 2021 and 2020, as applicable. Because Covered Years are presented in the table in reverse chronological order (from top to bottom), the table should be read from bottom to top for purposes of understanding cumulative returns over time.

Column (g)

The peer group utilized in the table above is the Philadelphia Utilities Sector Index (UTY). For each Covered Year, the peer group cumulative TSR was calculated based on a deemed fixed investment of $100 in the index through each Measurement Period, assuming dividend reinvestment.

Column (i)

For purposes of this PvP disclosure, our relative TSR is calculated substantially as described above in our Compensation Discussion and Analysis. See page 62 for more information on the calculation of relative TSR and the results shown in this Pay Versus Performance disclosure.

Descriptions of Relationships Between CAP and Certain Financial Performance Measure Results The following charts provide, across the Covered Years, a clear description of the relationships between (1) our cumulative TSR and the cumulative TSR for the peer group reflected in the PVP Table above, (2) PEO CAP and the financial performance measures results set forth in columns (f), (h) and (i) of the PVP Table above, and (3) non-PEO NEO CAP and the financial performance measures results set forth in columns (f), (h) and (i) of the PVP Table above.



Compensation Actually Paid v. Southern TSR & Peer Group TSR



Compensation Actually Paid vs. Net Income



Compensation Actually Paid vs. 1-Yr rTSR*

* As noted above, our 2023 LTI program utilized and applied significant weighting to our 3-year relative TSR metric, rather than the 1-year relative TSR metric shown. For more information, see page 62.

Most Important Performance Measures

This table provides what the Company believes represent the most important financial performance measures (including relative TSR) we used to link CAP for our PEO and non-PEO NEOs for 2023 to our performance for 2023:

1-year Relative TSR
3-year Relative TSR
Return on Equity (ROE)
Earnings per Share (EPS)
GHG Reduction Metric

Audit Committee Matters

Audit Committee Report

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for establishing and maintaining adequate internal controls over financial reporting, including disclosure controls and procedures, and for preparing the Company's consolidated financial statements.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited consolidated financial statements of the Company and its subsidiaries and management's report on the Company's internal control over financial reporting in the 2023 annual report with management. The Audit Committee also reviews the Company's quarterly and annual reporting on Forms 10-Q and 10-K prior to filing with the SEC. The Audit Committee's review process includes discussions of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and estimates and the clarity of disclosures in the financial statements.

The independent registered public accounting firm is responsible for expressing opinions on the conformity of the consolidated financial statements with accounting principles generally accepted in the United States and the effectiveness of the Company's internal control over financial reporting with the criteria established in "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Audit Committee has discussed with the independent registered public accounting firm the matters that are required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC. In addition, in accordance with the rules of the PCAOB, the Audit Committee has discussed with and has received the written disclosures and letter from the independent registered public accounting firm regarding its independence from management and the Company. The Audit Committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with maintaining the firm's independence.

The Audit Committee discussed their overall audit scopes and plans separately with the Company's internal auditors and independent registered public accounting firm. The Audit Committee meets with the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of their audits, evaluations by management and the independent registered public accounting firm of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting. The Audit Committee also meets privately with the Company's compliance officer. The Audit Committee held nine meetings during 2023.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board approved) that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 and filed with the SEC. The Audit Committee also reappointed Deloitte & Touche as the Company's independent registered public accounting firm for 2024. Stockholders are being asked to ratify that selection at the 2024 annual meeting.

Audit Committee

| **William G. Smith, Jr.** | **Henry A. Clark III** | **Donald M. James** | **David E. Meador** | **Lizanne Thomas** |
| CHAIR | | | | |

Policy on Audit and Non-Audit Services

The Audit Committee adopted a Policy on Engagement of the Independent Auditor for Audit and Non-Audit Services that includes pre-approval requirements for the audit and non-audit services provided by Deloitte & Touche. All of the services provided by Deloitte & Touche in fiscal years 2023 and 2022 and related fees were approved in advance by the Audit Committee.

▶ Under the policy, Deloitte & Touche delivers an annual engagement letter which provides a description of services anticipated to be rendered to the Company by Deloitte & Touche for the Audit Committee to approve. The Audit Committee's approval of Deloitte & Touche's annual engagement letter constitutes pre-approval of all services covered in the letter.

▶ In addition, under the policy, the Audit Committee has pre-approved the engagement of Deloitte & Touche to provide services related to the issuance of comfort letters and consents required for securities sales by the Company and services related to consultation on routine accounting and tax matters.

▶ The Audit Committee has delegated pre-approval authority to the Chair of the Audit Committee with respect to permissible services up to a limit of $150,000 per engagement. The Chair of the Audit Committee is required to report any pre-approval decisions at the next scheduled Audit Committee meeting.

▶ Under the policy, prohibited non-audit services are services prohibited by the SEC to be performed by Deloitte & Touche. These services include bookkeeping or other services related to the preparation of accounting records or financial statements of the Company, financial information systems design and implementation, appraisal or valuation services, fairness opinions or contribution-in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources, broker-dealer, investment advisor or investment banking services, legal services and expert services unrelated to the audit, and any other service that the PCAOB determines, by regulation, is impermissible. In addition, officers of the Company may not engage Deloitte & Touche to perform any personal services, such as personal financial planning or personal income tax services.

Principal Independent Registered Public Accounting Firm Fees

The following represents the fees billed to us for the two most recent fiscal years by Deloitte & Touche.

(in thousands)	2023	2022
Audit Fees[1]	$15,560	$14,951
Audit-Related Fees[2]	4,238	3,141
Tax Fees	—	—
All Other Fees[3]	468	500
Total	$20,266	$18,592

[1] Includes services performed in connection with financing transactions and statutory audits of several Southern Company subsidiaries.

[2] Represents fees in connection with statutory and non-statutory audit services, audits of Southern Power partnerships in 2023 and 2022, attest services related to greenhouse gas emissions in 2023 and 2022, attest services related to sustainability bond expenditures (Georgia Power and Southern Company Gas in 2023 and 2022, Alabama Power in 2023, and Mississippi Power in 2022), audit services associated with reviewing internal controls for a system implementation in 2022, audit services associated with a Southern Company Gas forecast review in 2023, and Southern Power agreed upon procedures in 2023.

[3] Represents registration fees for attendance at Deloitte & Touche-sponsored education seminars and other non-audit advisory services.

ITEM 3

Ratify the Independent Registered Public Accounting Firm for 2024

▶ The Audit Committee has appointed Deloitte & Touche as our independent registered public accounting firm for 2024. This appointment is being submitted to stockholders for ratification.

✔ The Board recommends a vote **FOR** this proposal

The Audit Committee of the Board of Directors is directly responsible for the appointment, retention and oversight of the independent registered public accounting firm retained to audit our financial statements, including the compensation of such firm and the related audit fee negotiations.

Deloitte & Touche has served as our independent registered public accounting firm since 2002. To ensure continuing independence, the Audit Committee periodically considers whether there should be a change in the independent registered public accounting firm. The Audit Committee and its Chair also participate in the selection of Deloitte & Touche's lead engagement partner in connection with the mandatory rotation requirements of the SEC.

The Audit Committee has appointed Deloitte & Touche as our independent registered public accounting firm for 2024. This appointment is being submitted to stockholders for ratification, and the Audit Committee and the Board of Directors believe that the continued retention of Deloitte & Touche to serve as our independent registered public accounting firm is in the best interests of the Company and our stockholders.

Representatives of Deloitte & Touche will attend the 2024 annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement if they desire to do so.

Approve an Amendment to the Restated Certificate of Incorporation to Reduce the Supermajority Vote Requirement to a Majority Vote

▸ The Board has determined that it is in the best interest of the Company and its stockholders to reduce the current two-thirds supermajority vote requirement in Article Eleventh of the Certificate to a majority vote.

▸ The Board proposed a similar amendment to the Certificate six times in the last 11 years (including last year), and is putting the amendment up for vote again this year.

✔ The Board recommends a vote **FOR** this proposal

Current Provision in Certificate

Article Eleventh of our Certificate currently requires the affirmative vote of the holders of at least two-thirds of our issued and outstanding common stock in order to:

▸ Authorize or create any class of stock preferred as to dividends or assets over the common stock or reclassify the common stock or change the issued shares of common stock into the same or a greater or less number of shares of common stock either with or without par value or reduce the par value of the common stock (collectively, Stock Changes); and

▸ Amend, alter, change or repeal Article Twelfth (with respect to preemptive rights), Article Eleventh (with respect to Stock Changes and amendments to the Certificate) or any provision contained in the Certificate or in any amendment thereto that provides for the vote of the holders of at least two-thirds of the issued and outstanding common stock.

Proposed Amendment to Certificate

The proposed amendment to Article Eleventh of the Certificate is as follows:

▸ Replace the two-thirds supermajority vote requirement with a requirement that the affirmative vote of a majority of the issued and outstanding shares of common stock of the Company is required to approve any Stock Change; and

▸ Remove the two-thirds supermajority vote requirement necessary to amend, alter, change or repeal certain provisions of the Certificate, as more fully described above, so that all amendments, alterations, changes or repeals of the Certificate require the affirmative vote of a majority of the issued and outstanding shares of the capital stock of the Company, which is the default voting standard for such actions under Delaware law.

The text of the proposed amendment to Article Eleventh of the Certificate, marked to show changes from the current Article Eleventh, is shown below. If the proposal is approved, it will become effective upon filing of a Certificate of Amendment with the Secretary of State of the State of Delaware, which we would make promptly after the annual meeting.

Analysis of Provision

A supermajority vote requirement like the one contained in the Certificate is intended to facilitate corporate governance stability and provide protection against self-interested action by large stockholders by requiring broad stockholder consensus to make certain fundamental changes. While such protection can be beneficial to stockholders, as corporate governance standards have evolved, many stockholders and commentators now view this provision as limiting the Board's accountability to stockholders and the ability of stockholders to effectively participate in corporate governance.

After considering the arguments in favor of and against the existing supermajority vote requirement, and based on feedback we have solicited from our stockholders on this topic over the years, the Board voted to propose and declare advisable, and to recommend to stockholders that they approve, an amendment to Article Eleventh of the Certificate to reduce the two-thirds supermajority vote requirement to a majority vote requirement to (1) effect any Stock Changes and (2) amend, alter, change or repeal certain provisions of the Certificate.

The Board cannot unilaterally remove the supermajority voting requirement from the Certificate as Delaware law requires stockholder approval for such an amendment to the Certificate.

Previous Proposals to Amend the Certificate

We proposed a similar amendment to the Certificate to reduce the supermajority vote requirement to a majority vote in six out of the last 11 years. The Board recommended that stockholders vote for the proposal to amend the Certificate in each year it has come up for vote.

Over the past 11 years, we have seen an increase in the affirmative vote of the issued and outstanding shares on these proposals. In 2023, the most recent year this proposal came to vote, the proposal received 98.5% support of the votes cast, representing 66 1/3% of the issued and outstanding shares, the highest support level to date. Despite the strong support, the proposal did not achieve the stockholder vote necessary to pass (affirmative vote of at least 66 2/3% of the issued and outstanding shares).

Year Submitted for Vote	Affirmative Vote of Issued and Outstanding Shares
2023	66%
2021	63%
2019	61%
2017	61%
2016	57%
2013	51%

In prior years, we have taken meaningful action to encourage a strong stockholder turnout, including engaging third-party proxy solicitors. This year, we have again engaged a leading third-party proxy solicitor to assist with stockholder turnout.

We believe the primary reason we have not received the required affirmative vote of two-thirds of our issued and outstanding shares is due to our large retail stockholder base, which typically returns a lower proportion of proxies than the Company's institutional stockholder base. Over time, there has been a decrease in the percentage of outstanding shares of our stock that are beneficially held by retail, or individual, stockholders, and an increase in the percentage of outstanding shares of our stock that are held by institutional investors. We have seen a corresponding increase in the affirmative vote of the issued and outstanding shares supporting this proposal over the same period.

Text of Proposed Amendment to the Certificate

The text of the proposed amendment to Article Eleventh of the Certificate, marked to show changes to the current Article Eleventh, is as follows:

ELEVENTH: The corporation reserves the right to increase or decrease its authorized capital stock, or any class or series thereof, or to reclassify the same, and to amend, alter, change or repeal any provision contained in the Certificate of Incorporation or in any amendment thereto, in the manner now or hereafter prescribed by law, and all rights conferred upon stockholders in said Certificate of Incorporation or any amendment thereto are granted subject to this reservation; provided, however, that the corporation shall not, unless authorized by the affirmative vote in favor thereof of the holders of at least ~~two-thirds~~ a majority of the issued and outstanding common stock of the corporation given at any annual meeting of stockholders or at any special meeting called for that purpose, ~~(a)~~ authorize or create any class of stock preferred as to dividends or assets over the common stock or reclassify the common stock or change the issued shares of common stock into the same or a greater or less number of shares of common stock either with or without par value or reduce the par value of the common stock, ~~or (b) amend, alter, change or repeal [Intentionally Omitted], Article Twelfth, this provision or any provision contained in the Certificate of Incorporation or in any amendment thereto which provides for the vote of the holders of at least two-thirds of the issued and outstanding common stock.~~

ITEMS 5-6

Vote on Two Stockholder Proposals

X The Board recommends a vote **AGAINST** each proposal

The following two proposals were submitted by stockholders. If the stockholder proponent of each proposal, or the proponent's representative, is present at the annual meeting in person and presents the proposal for a vote, then the proposal will be voted on at the meeting.

Following SEC rules, other than minor formatting changes, we are reprinting the proposals, graphics and supporting statements as they were submitted to us. We take no responsibility for them.

Upon oral or written request to the Corporate Secretary at the address listed on page 19, we will provide information about names, addresses and stockholdings of any co-sponsors of the proposals.

Item 5: Simple Majority Vote

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, holder of at least 100 shares of Southern Company common stock, submitted the following proposal.

Proposal 5 – Simple Majority Vote


FOR
Shareholder Rights

Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than simple majority vote be replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes making the necessary changes in plain English.

Shareholders are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements like those at our Company are used to block corporate governance improvements supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. These votes would have been higher than 74% to 88% if more shareholders had access to independent proxy voting advice. This proposal topic also received overwhelming 98%-support each at the 2023 annual meetings of American Airlines (AAL) and The Carlyle Group (CG).

This proposal topic, to improve the corporate governance of The Southern Company, won 66%- suport [sic] at the 2023 SO annual meeting as a Board of Directors proposal. However the sadly outdated corporate governance of SO is hamstrung with a requirement that the 2023 proposal needed to receive 67% approval from all outstanding SO shares.

If improved Southern Company corporate governance increases the market capitalization of SO by one-forth [sic] of 1% it will result in a $187 million increase in the market capitalization of SO.

If SO management had spent the lowest possible 6-figure sum to encourage more SO shareholders to vote in 2023 in order to obtain the required 67%-approval from all SO shares outstanding, it could have resulted in an astounding $1870 return for each $1 invested. Is the SO Board too busy approving other opportunities for a potential $1870 return for each $1 invested to avail itself of this opportunity?

Mr. Anthony Earley, Chair of the SO governance committee, deserves resounding against votes in 2024 for missing this 2023 opportunity.

Please vote yes:

Simple Majority Vote -- Proposal 5

Board's Recommendation and Statement

The Board has carefully considered this proposal and recommends that you vote AGAINST the proposal for the reasons described below.

The Board has carefully considered this proposal and concluded that its adoption is unnecessary in light of the simple majority vote standard that we are already asking stockholders to adopt in Item 4. While we agree with the proposal's underlying request to eliminate the only remaining supermajority provision in our governing documents, we strongly disagree with the proposal's mischaracterization of our attempts to address this issue and the misguided suggestion that the Chair of our Nomination and Corporate Governance Committee deserves votes against his re-election. Accordingly, the Board believes this proposal is not in the best interests of the Company or its stockholders and recommends a vote against this proposal.

The Company's own proposal in Item 4 will have the effect of eliminating the only remaining supermajority voting requirement in our governing documents, making this proposal unnecessary.

While the proposal's language is not entirely precise, our understanding is that the proposal is seeking to eliminate the only remaining supermajority voting requirement in our governing documents, which is set forth in Article Eleventh of the Certificate. As described in Item 4, our governing documents contain only one supermajority voting requirement, Article Eleventh of the Certificate. Our By-Laws do not contain any supermajority voting requirements.

As described in the Company's proposal in Item 4, the Board cannot unilaterally remove the supermajority voting requirement from our Certificate as Delaware law also requires stockholders' approval. For this reason, at six stockholder meetings in the last 11 years (2013, 2016, 2017, 2019, 2021 and 2023), the Board approved and recommended that stockholders approve an amendment to our Certificate to eliminate the last remaining supermajority voting requirement in our organizational documents. Each time, the proposed amendment received stockholder support of over 90% of votes cast but failed to receive the required vote of two-thirds of our outstanding shares.

This year, the Board has again approved and recommended that stockholders approve the amendment to our Certificate to eliminate the last remaining supermajority voting requirement, as described in Item 4. We believe the Company's proposal in Item 4 and its accompanying amendment to the Certificate are drafted in a manner consistent with market practice and stockholder feedback we have received on this topic. If we receive stockholder approval of the Company's proposal in Item 4, the Certificate amendment will be filed promptly with the State of Delaware, there will be no remaining supermajority voting standards in our governing documents, and the primary purpose of this proposal will be satisfied.

We strongly disagree with this proposal's characterization of our attempts to increase stockholder voting turnout and other assertions.

We strongly disagree with many of the assertions made by the proponent, including the mischaracterization of our corporate governance practices and the misguided suggestion that the Chair of our Nominating, Governance and Corporate Responsibility Committee deserves votes against his re-election. As described in this proxy statement, our Board is committed to corporate governance best practices, including robust stockholder rights that include a majority voting standard in our annual director elections; the right to call special meetings with a 10% ownership threshold; and market-standard proxy access.

In addition, the Board and management have proactively and repeatedly attempted to eliminate the last remaining supermajority voting requirement. As described in Item 4, we believe the primary reason we have not received the required affirmative vote of 66 2/3% of outstanding shares is due to our large retail stockholder base, which typically returns a lower proportion of proxies than the Company's institutional stockholder base. Over time, there has been a decrease in the percentage of outstanding shares of our stock that are beneficially held by retail, or individual, stockholders, and an increase in the percentage of outstanding shares of our stock that are held by institutional investors. We have seen a corresponding increase in the affirmative vote of the issued and outstanding shares supporting this proposal over the same period.

We further believe the proponent's cost-benefit analysis for expending stockholder capital to eliminate this last supermajority voting requirement is inaccurate. In prior years, we have taken meaningful action – including engaging third-party proxy solicitors – to encourage a strong stockholder turnout. This year, we have again engaged a leading third-party proxy solicitor to assist with stockholder turnout. However, it appears the proponent would prefer that Southern take additional steps – including spending hundreds of thousands of dollars for solicitation purposes – when it is unclear that such steps would accomplish their intended purpose given our large retail stockholder base.

Stockholder Proposals

Over the years, we have indicated to the proponent our view that the Company's proposal to amend its Certificate is likely to pass as more of our retail stockholder base naturally shifts toward institutional ownership, and that spending additional hundreds of thousands of dollars to conduct a retail solicitation is not a prudent use of the Company's time or resources. We have routinely discussed this matter with our largest stockholders over the many years we have been seeking approval of the Certificate amendment, and these stockholders have consistently supported our approach. Last year, the proponent submitted a similar proposal demanding that the Company take "extraordinary measures" to achieve a simple majority vote standard; that proposal failed to receive majority support from our stockholders.

Accordingly, we do not believe that committing at this time to spend hundreds of thousands of additional dollars to try and obtain the required vote would be a prudent use of the Company's time or resources, particularly since the required vote is not guaranteed even with such efforts.

> **X** The Board recommends a vote **AGAINST** the proposal.

Item 6: Disclose Short-, Medium- and Long-Term Operational GHG Targets

Mercy Investment Services, Inc. 2039 North Geyer Road, St. Louis, Missouri 63131, holder of shares of Southern Company common stock worth at least $2,000 for at least three years, and co-filers, submitted the following proposal.

RESOLVED

Shareholders request The Southern Company ("Southern") issue a report within a year, and annually until targets are met, at reasonable expense and excluding confidential information, that discloses operational (Scopes 1 and 2) GHG targets in the short-, medium- and long-term aligned with the Paris Agreement's goal of maintaining global temperature rise to 1.5 degrees Celsius, consistent with sector- modelled pathways, and plans to achieve them.

SUPPORTING STATEMENT

In assessing targets, we recommend, at board discretion:

1. Pursuing alignment with sector-modelled 1.5C pathways such as those outlined by the Intergovernmental Panel on Climate Change (IPCC) or International Energy Agency (IEA);
2. Considering approaches used by the Science Based Targets initiative (SBTi), Transition Pathway Initiative, or other science-based methodologies;
3. Evaluating low-cost, low-carbon energy generation to improve earnings while maintaining energy affordability and reliability; and
4. Developing a decarbonization strategy that identifies and quantifies the actions Southern intends to take to achieve its GHG reduction goals over the targeted timeframe.

Southern Company is progressing on decarbonization: making the Vogtle 3 nuclear power plant operational in 2023; and committing to reaching net zero on Scope 1 emissions by 2050. Southern announced Vogtle 4 nearing commercial operation, coal plant retirements, clean energy investments, and published its Trade Association and Climate Engagement report. However, with a nonspecific claim of Paris alignment, Southern lags peers on 1.5C alignment.[1] For example, peers WEC plans to retire coal generation by 2035,[2] Xcel by 2030,[3] and CMS Energy by 2025.[4] Southern currently plans six coal plants in operation in mid-2030s.[5]

The IPCC highlights a median decline in electricity's global carbon intensity of 75% by 2030 from a 2019 base in low/no-overshoot 1.5C scenarios.[6] SBTi also recommends deep reductions in electricity emissions by 2030.[7] Southern has nearly achieved its target to reduce Scope 1 emissions 50% by 2030 from a 2007 base, falling short of 1.5C alignment and excluding Scope 2 emissions.[8]

Given progress toward the current goal despite underwhelming efforts from Georgia Power[9] and Mississippi Power,[10] proponents believe more ambitious medium- and long-term operational targets are feasible for Southern and may offer investor-aligned opportunities. Renewables are increasingly cost- efficient,[11] avoid risks associated with coal ash,[12] and highly incentivized by the Infrastructure Investment and Jobs Act[13] and the Inflation Reduction Act.[14] By accelerating its transition to renewables, Southern may improve shareholder returns while maintaining customers' rate levels. By decarbonizing owned electricity generation, Southern may deploy more capital into renewables, transmission/distribution infrastructure (including storage) and efficiency programs, thereby substituting operating expenses like fuel with capitalized investments that grow earnings. Peers (WEC, Xcel, AEP) are pursuing these options ambitiously.

1   https://www.southerncompany.com/sustainability/data-downloads-reports.html. See page 14 of https://www.southerncompany.com/content/dam/southerncompany/sustainability/pdfs/sustainability-summary.pdf.

2   https://www.wecenergygroup.com/home/generation-reshaping-plan.htm

3   https://www.businesswire.com/news/home/20221031005623/en/Xcel-Energy-proposes-to-exit-coal-by-2030

4   https://www.consumersenergy.com/-/media/CE/Documents/company/IRP-2021.ashx

5   https://www.paperturn-view.com/?pid=Mjg283820&v=2

6   https://www.ipcc.ch/report/ar6/wg3/downloads/report/IPCC_AR6_WGIII_FullReport.pdf

7   https://sciencebasedtargets.org/news/us-power-sector-trails-behind-europe

8   https://www.transitionpathwayinitiative.org/companies/southern-company

9   https://www.georgiapower.com/content/dam/georgia-power/pdfs/company-pdfs/2023-irp-update-main-document.pdf

10 https://www.synapse-energy.com/evaluation-mississippi-powers-2021-integrated-resource-plan

11 https://www.inspirecleanenergy.com/blog/clean-energy-101/cost-of-renewable-energy, https://solarpower.guide/solar- energy-insights/energy-ranked-by-cost

12 https://www.epa.gov/coalash/coal-ash-basics

13 https://www.congress.gov/bill/117th-congress/house-bill/3684/text

14 https://www.congress.gov/bill/117th-congress/house-bill/5376

Board's Recommendation and Statement

The Board has carefully considered this proposal and recommends that you vote AGAINST the proposal for the reasons described below.

We share the proponents' interest in reducing our GHG emissions, and we are committed to providing our customers and communities with clean, safe, reliable and affordable energy. We have already set interim and long-term Scope 1 GHG reduction goals aligned with the ambitions of the Paris Agreement, and we provide extensive, industry-leading disclosure of our GHG emissions, including progress toward meeting our goals. Our decarbonization strategy is clearly articulated in specialized reports posted to our website and through our robust stakeholder engagement efforts. We believe our disciplined approach to decarbonization and goal setting, which considers regional, state and local factors relevant to our service territories, is preferable to the less-nuanced target frameworks and strategies prescribed by the proponents. Because of the Company's ongoing efforts that are already responsive to the primary request of this proposal, we believe the proposal is unnecessary and not in the best interests of the Company or its stockholders.

We have already set interim and long-term GHG reduction goals aligned with the ambitions of the Paris Agreement. We provide extensive, industry-leading disclosure of our GHG emissions, including progress toward meeting our goals.

In 2018, we set an interim goal to achieve 50% Scope 1 emissions reduction by 2030 relative to 2007 levels as well as a longer-term 2050 goal focused on low- to no-carbon emissions. In 2020, we updated our long-term GHG emissions reduction goal for our Scope 1 emissions to net zero emissions by 2050, in direct alignment with the ambitions of the Paris Agreement. These goals are enterprise-wide, encompassing our Scope 1 emissions from all our electricity and natural gas operations.

To reach net zero by 2050, our strategy includes:

- ▶ Reduced reliance on coal-fired generating assets
- ▶ Thoughtful use of natural gas
- ▶ Further growth in our portfolio of clean energy resources
- ▶ Enhanced energy efficiency initiatives
- ▶ Negative carbon solutions
- ▶ Continued investment in research and development of clean energy technologies

Stockholder Proposals

We have substantially reduced our GHG emissions while maintaining reliability and affordability for our customers. Through 2023, we reduced our Scope 1 GHG emissions by 49% relative to our 2007 benchmark year. Last year, nearly one-third of our annual energy mix (as described more fully on page 8) was generated from clean energy resources, including nuclear, solar, wind, biomass, landfill gas, energy storage and hydropower. In engagements with our largest stockholders, we have received widespread support for our existing interim and long-term GHG goals as well as our overall decarbonization strategy.

The proposal's supporting statement recommends "pursuing alignment with sector-modelled 1.5C aligned pathways such as those outlined by the Intergovernmental Panel on Climate Change (IPCC) or International Energy Agency (IEA)" using science-based methodologies. We appreciate the proponents' desire to understand how our existing GHG goals align with third party, sector-modeled Paris-aligned pathways. In our Net Zero Q&A Supplement published on our website in December 2023, we describe how the Company's GHG reduction goals are consistent with the Paris Agreement's goals and provide a comparison of our GHG reduction goals relative to global emissions pathways for limiting warming to 1.5ºC and 2ºC utilizing science-based research from EPRI, the Electric Power Research Institute.[1]

EPRI's research evaluated approximately 3,300 global emissions pathways to date, primarily from the IPCC and IEA, including IEA's Net Zero by 2050 pathway. This research found ranges of global emissions pathways that are consistent with limiting warming to the global average temperature goals of the Paris Agreement. When assessing these pathways, EPRI's analysis shows that the Company's existing GHG reduction goals are aligned with the international climate goals specified in the Paris Agreement, including the goal to pursue efforts to limit warming to 1.5ºC.

Global Net CO_2% Reduction
Relative to 2007



The dark blue shaded area represents the range of global emissions reduction pathways consistent with limiting global average warming to 1.5°C, the light blue shaded area represents the range of global emissions reduction pathways consistent with limiting global average warming to 2°C (excluding all pathways that reach the 1.5°C goal), and the medium blue area represents the overlap in emissions reductions of the two ranges. Southern Company's goals fall within the medium blue area, demonstrating alignment with the global emissions reduction pathways that are consistent with limiting warming to the Paris Agreement goals.

---

[1] EPRI is a nonprofit, scientific research organization with a public benefit mandate with decades of recognized scientific expertise in climate scenarios, climate risks, energy and economic transformation, policy evaluation and sustainability, including participation as scientific experts in the U.S. National Academies of Sciences, Engineering and Medicine, IPCC and Task Force on Climate-Related Financial Disclosures (TCFD) Scenario Guidance Advisory Group.

We believe that the proposal is further misdirected because we already provide regular, transparent reporting on our decarbonization strategy, fleet transition, progress toward meeting our GHG goals and other climate-related disclosures. For example:

▶ Our 2022 Sustainability Summary provides updates on our sustainability and climate efforts, including updated timelines for renewable energy and storage additions, as well as overall progress toward our 2030 and 2050 decarbonization goals.

▶ The Net Zero Q&A Supplement, referenced above, addresses questions that we discuss in our engagements with stockholders and other stakeholders, including how our GHG reduction goals align with the ambitions of the Paris Agreement and renewable resource economic potential in our jurisdictions. Notably, this supplement directly addresses several of the questions we discussed in past conversations with the proponents.

▶ Our Implementation and Action Toward Net Zero and Planning for a Low-Carbon Future reports set forth our GHG emission reduction goals and our decarbonization strategy, and our Just Transition Report provides examples of our work with employees, labor partners, communities and local governments to effectuate a smooth transition.

▶ Additional disclosures provided on our sustainability website include a section detailing our approaches to clean energy, a data table that provides three years of sustainability data including annual GHG emissions data (Scope 1, 2 and 3) and a TCFD Report that outlines how our existing disclosures align with the climate-related risks and opportunities disclosure framework recommended by the TCFD.

▶ Our annual CDP Climate Change Disclosure provides extensive information regarding our GHG emissions details, goals, risks, opportunities, strategies and performance. We received an "A-" or "Leadership" level score in 2021 and 2022.

▶ The publicly-available integrated resource plans filed by our operating subsidiaries with their respective state regulators, including Georgia Power's 2022 IRP and 2023 IRP Update, set forth a transformation of Georgia's energy resources, growing renewable resources, investments in reliability and resilience, and diverse, flexible customer programs to meet the state's growing energy needs.

Our conclusion from the proposal's supporting statement and from engaging with the proponents is not that we lack disclosure on our existing GHG goals or the details of our decarbonization strategy, but rather that the proponent disagrees with the goals and strategy described in our disclosure.

The proposal prescribes an overly simplistic approach to setting goals that fails to fully appreciate regional, state and local factors relevant to our service territories.

The proposal recommends setting targets in reference to pathways and approaches from several international organizations, including the London-based Science Based Targets initiative (SBTi) and Transition Pathway Initiative (TPI). We have engaged with representatives of SBTi and TPI in the past year and found the discussions helpful to better understand their methodologies and approaches to analyzing pathways for the global electric utility sector. While these organizations provide valuable information that is helpful to guide global policymakers and other global actors, their work understandably does not integrate the regional, state and local factors relevant to our service territories in the U.S. and does not factor in critically important nuances relevant to our state-regulated public utility companies.

Our existing GHG goals and fleet transition plans are the result of multi-year planning processes. Our generating fleet transition plans and GHG goal setting processes take into consideration many factors, including GHG reduction, resilience, reliability and affordability. Incorporating each of these important elements allows us to follow an achievable and orderly track as we pursue our net zero by 2050 goal. For example, at Georgia Power, load growth projections over the past 12 months have significantly expanded due to the rapid pace of economic development in Georgia with new industries coming to the state bringing large electrical demands at both a record scale and velocity. Georgia Power's updated October 2023 forecast for the state of Georgia projects energy demand growth of 6,600 MW through the winter of 2030/2031, up from 400 MW forecasted in January 2022, reflecting load growth approximately 17 times greater than that previously forecasted. To help ensure resilience, reliability and affordability on behalf of its customers, Georgia Power's approach to meeting this unprecedented projected demand growth requires a diversified and highly localized approach that includes 10,000 MW of new renewable resources by 2035, double the previous projection; battery energy storage systems; new and expanded distributed energy resources, energy efficiency resources and demand response programs; as well as new and existing conventional power plants. Maintaining our 50% by 2030 and net zero by 2050 goals in the face of unprecedented growth requires continued flexibility and ingenuity in our approach to generation and transmission planning.

Fleet transition implementation involves a multi-stakeholder process that, in many instances, requires formal approval by our state regulators. Our traditional electric operating companies (Alabama Power, Georgia Power, and Mississippi Power) and Southern Company Gas's natural gas distribution utilities are subject to the jurisdiction of their respective state public service commissions (PSCs) or applicable state regulatory agencies. These regulatory bodies have broad powers of supervision and regulation over public utilities operating in the respective states. In many instances, regulatory bodies hold proceedings related to rate setting, service regulations and capital deployment, including the retirement or addition of new generating resources.

The process that we conducted to set our existing GHG goals integrated the perspectives and input of these regulators – as well as those of customers, local communities and other stakeholders – as we considered actions that we can take over time to thoughtfully transition our fleet in an orderly manner that meets customer expectations with respect to reliability and affordability while also reducing our GHG emissions in line with the ambitions of the Paris Agreement.

We recognize the need to periodically reevaluate our GHG goals so that our goals continue to reflect business realities and position us to effectively pursue our ambition for a net zero future. For example, since setting our net zero goal in 2020, energy industry fundamentals have changed significantly, including fuel price volatility, rapid demand growth in our service territories, supply chain dynamics and legislative incentives, among others. Accordingly, we have initiated a process to evaluate our GHG goals. As we evaluate our GHG goals, we intend to follow our historic practice of considering and integrating a full range of stakeholder perspectives into the process. We also plan to include Scope 2 emissions (which only accounted for a very small portion of our total GHG emissions in 2023) within any updated GHG goals.

We believe the proposal is unnecessary and not in the best interests of the Company or its stockholders because we believe the Company's ongoing efforts are already responsive to this proposal.

X   The Board recommends a vote **AGAINST** the proposal.

Stock Ownership Information

Stock Ownership of Directors and Executive Officers

The following table shows the number of shares of common stock beneficially owned as of February 29, 2024 by Directors, NEOs and executive officers. Unless otherwise indicated, each person possesses sole voting and investment power with respect to the shares identified as beneficially owned. The shares owned by all Directors, NEOs and executive officers as a group constitute less than one percent of the total number of shares of common stock outstanding.

Directors and Executive Officers	Shares Owned Directly or Indirectly[1]	Deferred Common Stock Units[2]	Shares Individuals Have Rights to Acquire within 60 Days[3]	Total Shares Beneficially Owned[4]
Janaki Akella	—	14,722	—	14,722
Henry A. Clark III	2,000	63,687	—	65,687
Shantella E. Cooper	19,901	22,827	—	42,728
Anthony F. Earley, Jr.	24,261	22,221	—	46,482
Thomas A. Fanning[5]	929,159	—	—	929,159
David J. Grain	500	71,131	—	71,631
Kimberly S. Greene	130,630	—	—	130,630
Donald M. James	—	184,011	—	184,011
John D. Johns	730	76,613	—	77,343
James Y. Kerr II	224,218	—	—	224,218
Dale E. Klein	—	48,827	—	48,827
Stephen E. Kuczynski	131,528	—	—	131,528
David E. Meador	—	2,392	—	2,392
Ernest J. Moniz	3,500	18,165	—	21,665
William G. Smith, Jr.	11,711	141,006	—	152,717
Kristine L. Svinicki	—	5,919	—	5,919
Lizanne Thomas	700	2,392	—	3,092
Daniel S. Tucker	50,297	—	—	50,297
E. Jenner Wood III	6,793	59,979	—	66,772
Christopher C. Womack	90,315	—	—	90,315
Directors and Executive Officers as a Group (27 people)[6]	1,212,811	733,892	—	1,946,703

[1] Includes shares held solely by or jointly with family members as follows: Mr. Earley – 24,261; Mr. Johns – 670; Mr. Kerr - 1,000; Mr. Smith – 1,345; Mr. Tucker - 776; and Directors and Executive Officers as a Group – 37,139.

[2] Represents the number of deferred common stock units held under the Director Deferred Compensation Plan that are payable in common stock or cash upon departure from the Board.

[3] The shares in this column represent restricted stock units.

[4] Beneficial ownership means the sole or shared power to vote, or to direct the voting of, a security, or investment power with respect to a security, or any combination thereof.

[5] Mr. Fanning resigned as Executive Chairman of the Board effective December 31, 2023. Includes 66,970 shares held by a trust for which Mr. Fanning has voting and investment control.

[6] This item includes Directors and executive officers serving as of April 12, 2024.

Stock Ownership of Greater than 5% Beneficial Owners

According to a Schedule 13G/A filed with the SEC on January 26, 2024 by BlackRock, Inc., a Schedule 13G/A filed with the SEC on January 29, 2024 by State Street Corporation, and a Schedule 13G/A filed with the SEC on February 13, 2024 by The Vanguard Group, the following reported beneficial ownership of more than 5% of our outstanding shares of common stock as of December 31, 2023.

Name and Address	Shares Beneficially Owned[1]	Percentage of Class Owned
BlackRock, Inc., 50 Hudson Yards, New York, NY 10001	77,730,437	7.10%
State Street Corporation, One Congress Street, Boston, MA 02114	63,785,573	5.84%
The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355	99,606,095	9.13%

[1] According to the filings, BlackRock Inc. held all of its shares as a parent holding company or control person in accordance with SEC Rule 13(d)-1(b)(1)(ii)(G), State Street Corporation held all of its shares as a parent holding company or control person in accordance with SEC Rule 13(d)-1(b)(1)(ii)(G), The Vanguard Group held all of its shares as an investment advisor in accordance with SEC Rule 13(d)-1(b)(1)(ii)(E).

According to the filings:

— BlackRock, Inc. has sole voting power with respect to 73,388,665 of its shares and sole dispositive power with respect to all 77,730,437 of its shares.

— State Street Corporation has shared voting power with respect to 43,785,534 of its shares and shared dispositive power with respect to 63,606,390 of its shares.

— The Vanguard Group has shared voting power with respect to 1,876,183 of its shares, sole dispositive power with respect to 94,440,157 of its shares and shared dispositive power with respect to 5,165,938 of its shares.

Delinquent Section 16(a) Reports

Based on our review of Forms 3, 4 and 5 and written representations furnished to us, we believe that the reports required to be filed by reporting persons during the fiscal year ended December 31, 2023 pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the Exchange Act), were filed on a timely basis, except for a Form 3 for David P. Poroch to report his stock ownership was filed late due to an administrative error.

FAQs about Voting and the Annual Meeting

The following table summarizes the Board's voting recommendations for each proposal, the vote required for each proposal to pass and the effect of abstentions and uninstructed shares on each proposal.

Item		Board Recommendation	Voting Standard	Abstentions	Uninstructed Shares
1	**Election of 13 Directors**	✓ FOR	Majority of votes cast for each Director	No effect	No effect
2	**Advisory vote to approve executive compensation (Say on Pay)**	✓ FOR	Majority of votes cast	No effect	No effect
3	**Ratify the appointment of Deloitte & Touche as the independent registered public accounting firm for 2024**	✓ FOR	Majority of votes cast	No effect	Discretionary voting by broker permitted
4	**Approve an amendment to the Restated Certificate of Incorporation to reduce the supermajority vote requirement to a majority vote**	✓ FOR	At least two-thirds of issued and outstanding shares	Count as a vote against	Count as a vote against
5-6	**Vote on two shareholder proposals**	X AGAINST	Majority of votes cast	No effect	No effect

Information about the Annual Meeting

Q How will the annual meeting be conducted this year?

A We are planning to hold our 2024 annual stockholder meeting virtually, starting at 10:00 am ET on Wednesday, May 22, 2024. We are committed to affording stockholders the same rights and opportunities to participate as they would at an in-person meeting. You will be able to attend the meeting online, vote your shares electronically and submit questions before and during the virtual annual meeting.

Q How do I attend the virtual annual meeting?

A To participate in the virtual annual meeting, visit *www.virtualshareholdermeeting.com/SO2024* on May 22, 2024 and enter the 16-digit control number included on your proxy card, your Notice of Internet Availability of the proxy materials or the instructions that were included with your proxy materials. The meeting will begin at 10 a.m. ET on May 22, 2024, but you may begin to log into the meeting website beginning at 9:45 a.m. ET. If you cannot locate your 16-digit control number, you will be able to login as a guest. However, if you login as a guest, you will not be able to vote your shares or ask questions during the meeting.

The virtual meeting platform is supported across most internet browsers and devices (desktops, laptops, tablets and smart phones) running updated versions of applicable software and plugins. Stockholders should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. Stockholders should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

Q Can I still ask a question at the virtual annual meeting?

A Yes. Although the meeting is virtual this year, we welcome questions from stockholders. If you wish to submit a question prior to the meeting, you may do so by logging into *www.proxyvote.com*, entering your 16-digit control number and typing your question in the "Submit a Question for Management" field. If you would like to ask a question during the meeting, you may do so after logging into the meeting at *www.virtualshareholdermeeting.com/SO2024*, as described above, and typing your question in the "Ask a Question" field.

We will try to answer all stockholder questions, subject to time constraints. We reserve the right to edit inappropriate language and to exclude questions that are personal matters, not pertinent to meeting matters, do not comply with the meeting rules of conduct or are otherwise inappropriate. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

We request that each stockholder limit the number of questions they submit, whether before or during the virtual annual meeting, to no more than two questions to allow us to answer as many questions as possible during the meeting.

Q What do I do if I have technical difficulties during the virtual annual meeting?

A If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual annual meeting login page.

Q Are there rules of conduct for the annual meeting?

A The rules of conduct, which provide information regarding the rules and procedures for participating in the annual meeting, will be available for stockholders when they check in for the annual meeting.

Information about Voting

Q Who is entitled to vote?

A All stockholders of record at the close of business on the record date of March 25, 2024 may vote. On that date, there were 1,094,633,419 shares of the Company's common stock outstanding and entitled to vote.

A list of stockholders entitled to vote at the virtual annual meeting will be available for inspection by stockholders at our headquarters at 30 Ivan Allen Jr. Boulevard NW, Atlanta, Georgia 30308, during ordinary business hours for a period of 10 days prior to the meeting. Please contact the Corporate Secretary in writing at Corporate Secretary, Southern Company, 30 Ivan Allen Jr. Boulevard NW, Atlanta, Georgia 30308 or by sending a request to *shareholderservices@southernco.com*.

FAQs about Voting and the Annual Meeting

Q How do I vote my shares in advance of the virtual annual meeting?

A You may give voting instructions by internet, by phone or, if you received a printed proxy form, by mail. Information for giving voting instructions is on the Notice or form of proxy and trustee voting instruction form (proxy form).

For those investors whose shares are held by a broker, bank or other nominee, you must complete and return the voting instruction form provided by your broker, bank or nominee in order to instruct your broker, bank or nominee on how to vote.

Q Can I vote during the virtual annual meeting?

A Yes, you can vote during the virtual annual meeting with the 16-digit control number included on your proxy card, your Notice of Internet Availability of the proxy materials or the instructions that were included with your proxy materials after you log in to the meeting at *www.virtualshareholdermeeting.com/SO2024*.

Q What shares are included on the proxy form?

A If you are a stockholder of record, you will receive only one Notice or proxy form for all the shares of common stock you hold in certificate form, in book-entry form and in any Company benefit plan.

Please vote proxies for all accounts to ensure that all of your shares are voted. If you wish to consolidate multiple registered accounts, contact EQ Shareowner Services at 1-800-554-7626 or at *www.shareowneronline.com*.

Q Will my shares be voted if I do not vote by internet, by telephone or by signing and returning my proxy form, or by attending the virtual annual meeting and voting online?

A If you are a holder of record and you do not vote, then your shares will not count in deciding the matters presented for stockholder consideration at the annual meeting.

If you are a current or former Southern Company system employee or other individual who holds shares of common stock in the Southern Company ESP and you do not provide the trustee of the ESP (Trustee) with timely voting instructions, the Pension Fund Investment Review Committee may direct the Trustee how to vote these shares.

Procedures are in place to safeguard the confidentiality of your voting instructions.

If you are a beneficial owner, you will receive voting instruction information from the bank, broker or other nominee through which you own your shares of common stock.

If your shares are held through a bank, broker or other nominee, your broker may vote your shares under certain limited circumstances if you do not provide voting instructions before the annual meeting. These circumstances include voting your shares on routine matters under NYSE rules, such as the ratification of the appointment of our independent registered public accounting firm described in Item 3 this proxy statement. With respect to Item 3, if you do not vote your shares, your bank or broker may vote your shares on your behalf or leave your shares unvoted. The remaining proposals are not considered routine matters under NYSE rules. When a proposal is not a routine matter and the brokerage firm has not received voting instructions, the brokerage firm cannot vote the shares on that proposal.

We encourage you to provide instructions to your broker or bank by voting your proxy so that your shares will be voted at the annual meeting in accordance with your wishes.

Q What is notice and access?

A The SEC's notice and access rule allows companies to deliver a Notice to stockholders in lieu of a paper copy of the proxy statement and annual report. The Notice provides instructions as to how stockholders can access the proxy statement and the annual report online, contains a listing of matters to be considered at the annual meeting and sets forth instructions as to how shares can be voted. Instructions for requesting a paper copy of the proxy statement and the annual report are set forth on the Notice.

Shares must be voted by internet, by phone or by completing and returning a proxy form. Shares cannot be voted by marking, writing on and/or returning the Notice. Any Notices that are returned will not be counted as votes.

Q What if I am a stockholder of record and do not specify a choice for a matter when returning a proxy form?

A Stockholders should specify their choice for each matter on the proxy form. If no specific instructions are given, proxies which are signed and returned will be voted in accordance with the Board's recommendations.

Q Can I change my vote?

A Yes. If you are a holder of record, you may change your vote by submitting a subsequent proxy, by written request received by the Corporate Secretary prior to the annual meeting or by attending the virtual annual meeting and voting your shares online.

If your shares are held through a broker, bank or other nominee, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions.

Q How are votes counted?

A Each share counts as one vote.

Q How many votes do you need to hold the annual meeting?

A A quorum is required to transact business at the annual meeting. Stockholders of record holding shares of stock constituting a majority of the shares entitled to be cast present virtually or represented by proxy constitutes a quorum.

Abstentions that are marked on the proxy form and broker non-votes are included for the purpose of determining a quorum, but shares that otherwise are not voted are not counted toward a quorum.

Q What are broker non-votes?

A Broker non-votes occur on a matter up for vote when a broker, bank or other holder of shares you own in "street name" is not permitted to vote on that particular matter without instructions from you, you do not give such instructions and the broker, bank or other nominee indicates on its proxy form, or otherwise notifies us, that it does not have authority to vote its shares on that matter. Whether a broker has authority to vote its shares on uninstructed matters is determined by NYSE rules.

Information about Stockholder Proposals and Nominations

Q When are stockholder proposals due for inclusion in our proxy materials for the 2025 annual meeting?

A The deadline for the receipt of stockholder proposals to be considered for inclusion in our proxy materials pursuant to Rule 14a-8 of the Exchange Act for the 2025 annual meeting is December 13, 2024. Such proposals must comply with the requirements of Rule 14a-8 and be submitted in writing to Corporate Secretary, Southern Company, 30 Ivan Allen Jr. Boulevard NW, Atlanta, Georgia 30308. The proxies solicited by the Board of Directors for the 2025 annual meeting will confer discretionary authority on the proxy holders to vote in their discretion on any stockholder proposal or nomination presented at that meeting that is not included in our proxy materials.

Q How can stockholders include nominees in our 2025 proxy materials under the proxy access provisions of our By-Laws?

A Under our By-Laws, stockholders may nominate a person for election as a director at an annual meeting to be included in our proxy materials if the stockholders satisfy certain requirements. Generally, a stockholder, or group of up to 20 stockholders, must own, continuously for at least three years, at least 3% of our outstanding shares that are entitled to vote generally in the election of directors to be eligible to make a proxy access nomination. Stockholders who meet these requirements may nominate the greater of two directors or directors representing 20% of the directors in office as of the last day a notice may be delivered.

If a stockholder wants to nominate a director to be included in our proxy materials and form of proxy for the 2025 annual meeting of stockholders, the nomination must be submitted in writing to Corporate Secretary, Southern Company, 30 Ivan Allen Jr. Boulevard NW, Atlanta Georgia 30308 and received no earlier than November 13, 2024 and no later than December 13, 2024. However, if the annual meeting is more than 30 days before or after the anniversary of the previous year's annual meeting, the Corporate Secretary must receive the notice no earlier than the 150th day before the annual meeting and not later than the 120th day before the annual meeting or the tenth day following the day on which first public announcement of the annual meeting date is first made by the Company.

If you will be nominating a director for election to be included in our 2025 proxy materials, there are special requirements that apply. These requirements are contained in Section 40 of our By-Laws, which are posted in the Corporate Governance section of our website at *investor.southerncompany.com*.

In addition to satisfying the requirements under our By-Laws, to comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, no later than March 23, 2025. Notice should be addressed to Corporate Secretary, Southern Company, 30 Ivan Allen Jr. Boulevard NW, Atlanta, Georgia 30308.

Q How can stockholders make proposals or nominations at our 2025 annual meeting that will not be included in our proxy materials?

A Stockholders intending to present a proposal or make a nomination at our 2025 annual meeting that will not be included in our proxy materials must comply with the procedural requirements set forth in our By-Laws.

A stockholder must deliver a written notice of a proposal or nomination and the information required by our By-Laws to our Corporate Secretary at Southern Company, 30 Ivan Allen Jr. Boulevard NW, Atlanta Georgia 30308 not less than 60 nor more than 90 days prior to the first anniversary of the date on which the Company held the preceding year's annual meeting; provided, however, that if the date of the annual meeting is scheduled for a date more than 30 calendar days prior to or more than 70 calendar days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 60th calendar day prior to such annual meeting and the 10th calendar day following the day on which public announcement of the date of such meeting is first made.

Assuming the 2025 annual meeting is held on schedule (so that the 2025 annual meeting is not more than 30 calendar days prior to and not more than 70 calendar days after the anniversary date of the 2024 annual meeting), then we must receive the written of a proposal or nomination no earlier than February 21, 2025 and no later than March 23, 2025.

Any notice that is mailed, faxed, emailed or otherwise delivered to anyone other than our Corporate Secretary must still be received by the Corporate Secretary no later than the relevant date specified above.

Our By-Laws require a nominee to deliver signed forms of a questionnaire, representation, and agreement that our Corporate Secretary will provide upon request. A notice of a proposed item of business must include a description of and the reasons for bringing the proposed business to the annual meeting, any material interest of the stockholder in the business and certain other information about the stockholder. This is not a complete description of all information that is required to be provided to the Company. The By-Law requirements are contained in Sections 9, 10 and 11 of our By-Laws, which are posted on the Corporate Governance section of our website at *investor.southerncompany.com*.

Q Could any additional proposals be raised at the annual meeting?

A As described above, our By-Laws require that a stockholder provide advance notice of any proposal or nomination to be brought at an annual meeting that is not included in our proxy materials. Notices by stockholders to bring proposals and nominations for the 2024 annual meeting of stockholders in accordance with our By-Laws had to be delivered to, or received by, the Company not earlier than February 24, 2024 or later than March 25, 2024.

The Company did not receive any notices from stockholders pursuant to our By-Laws to bring proposals or nominations before the annual meeting. Therefore, we do not know of any items, other than those referred to in the Notice that may properly come before the meeting. If any other business properly comes before the meeting, the proxy holder will vote on those matters in accordance with their best judgment.

Other Information

Q Can I request a copy of the Company's 2023 Annual Report on Form 10-K?

A Yes. A copy of our 2023 Annual Report on Form 10-K including financial statements, as filed with the SEC, may be obtained without charge upon written request to the Corporate Secretary, Southern Company, 30 Ivan Allen Jr. Boulevard NW, Atlanta, Georgia 30308 or by sending a request to *shareholderservices@southernco.com*. You can also access the document on our website at *investor.southerncompany.com*.

Q Does the Company offer electronic delivery of proxy materials?

A Yes. Most stockholders can elect to receive an email that will provide an electronic link to the proxy statement, annual report and proxy voting site. Opting to receive your proxy materials online saves us the cost of producing and mailing documents. You may sign up for electronic delivery when you vote your proxy via the internet or by visiting *www.icsdelivery.com/so*. Once you enroll for electronic delivery, you will receive proxy materials electronically as long as your account remains active or until you cancel your enrollment. If you consent to electronic access, you will be responsible for your usual internet-related charges (e.g., online fees and telephone charges) in connection with electronic viewing and printing of the proxy statement and annual report. We will continue to distribute printed materials to stockholders who do not consent to access these materials electronically.

Q What is "householding?"

A Stockholders sharing a single address may receive only one copy of the proxy statement and annual report or the Notice, unless the transfer agent, broker, bank or other nominee has received contrary instructions from any owner at that address. This practice, known as householding, is designed to reduce printing and mailing costs. If a stockholder of record would like to either participate or cancel participation in householding, he or she may contact EQ Shareowner Services at 1-800-554-7626. If you own indirectly through a broker, bank or other nominee, please contact your financial institution.

Q Who is soliciting my proxy and who pays the expense of such solicitations?

A Your proxy is being solicited on behalf of the Board.

We pay the cost of soliciting proxies. We have retained Innisfree M&A Incorporated to assist with the solicitation of proxies for a fee of $25,000, plus additional fees for telephone and other solicitation of proxies or other services, if needed, and reimbursement of out-of-pocket expenses. Our officers or other employees may solicit proxies to have a larger representation at the meeting. None of these officers or other employees will receive any additional compensation for these services. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding solicitation material to the beneficial owners of the common stock.

Reconciliation of Non-GAAP Information

In this proxy statement, we show EPS as calculated in accordance with GAAP and adjusted EPS which excludes certain items. Southern Company management uses this non-GAAP measure to evaluate the performance of Southern Company's ongoing business activities and its annual performance on a basis consistent with the assumptions used in developing applicable performance targets and to compare certain results to prior periods. Southern Company believes this presentation is useful to investors by providing additional information for purposes of evaluating the performance of its business activities. This presentation is not meant to be considered a substitute for financial measures prepared in accordance with GAAP.

	Year Ended December 31,		
(In millions, except earnings per share)	2023	2022	2021
Net Income – GAAP	$ 3,976	$ 3,524	$ 2,393
Average Shares Outstanding	1,092	1,075	1,061
Basic Earnings Per Share	$ 3.64	$ 3.28	$ 2.26
Net Income – GAAP	$ 3,976	$ 3,524	$ 2,393
Less Non-GAAP Excluding Items:			
Acquisition and Disposition Impacts[1]	(1)	(115)	209
Tax Impact	33	32	(90)
Estimated Loss on Plants Under Construction[2]	51	(199)	(1,703)
Tax Impact	(13)	51	433
Wholesale Gas Services[3]	–	–	18
Tax Impact	–	–	(3)
Impairments[4]	–	(119)	(91)
Tax Impact	–	–	19
Loss on Extinguishment of Debt[5]	(5)	–	(23)
Tax Impact	1	–	6
Estimated Loss on Qualifying Infrastructure Plant and Other Capital Investments[6]	(96)	–	–
Tax Impact	24	–	–
Net Income – Excluding Items	$ 3,982	$ 3,874	$ 3,618
Basic Earnings Per Share – Excluding Items	$ 3.65	$ 3.60	$ 3.41

[1] Net income for the year ended December 31, 2023 includes a $35 million favorable tax impact related to a reversal of an uncertain tax position associated with the 2019 sale of Gulf Power. Net income for the year ended December 31, 2022 includes impairment charges totaling $131 million pretax ($99 million after tax) and other disposition impacts associated with the sales of two Southern Company Gas natural gas storage facilities. Net income for the year ended December 31, 2022 also includes a $14 million pre-tax ($11 million after-tax) gain as a result of the early termination of the transition services agreement related to the 2019 sale of Gulf Power. Net income for the year ended December 31, 2021 includes: (i) a $93 million pre-tax ($99 million after-tax) gain associated with the termination of a leasehold interest in assets associated with two leveraged lease projects; (ii) $16 million of income tax benefits recognized as the result of another leveraged lease investment disposition; and (iii) a $121 million pre-tax ($92 million after-tax) gain on the sale of Sequent, as well as $85 million of additional tax expense due to the resulting changes in state apportionment rates.

[2] Net income for the year ended December 31, 2023 includes a net credit of $68 million pretax ($50 million after tax) and for the years ended December 31, 2022 and 2021 includes aggregate net charges of $183 million pretax ($137 million after tax) and $1.7 billion pretax ($1.3 billion after tax), respectively, for estimated probable losses associated with Georgia Power's construction of Plant Vogtle Units 3 and 4. Further charges may occur; however, the amount and timing of any such charges are uncertain. Net income for all periods presented includes charges (net of salvage proceeds), associated legal expenses (net of insurance recoveries), and tax impacts related to Mississippi Power's Kemper IGCC. Mississippi Power expects to incur additional pre-tax period costs to complete dismantlement of the abandoned gasifier-related assets and site restoration activities, including related costs for compliance and safety, asset retirement obligation accretion, and property taxes, net of salvage, totaling approximately $15 million annually through 2025.

[3] Net income for the year ended December 31, 2021 includes the Wholesale Gas Services business, which was sold on July 1, 2021. Presenting net income and earnings per share excluding Wholesale Gas Services provided an additional measure of operating performance that excluded the volatility resulting from mark-to-market and lower of weighted average cost or current market price accounting adjustments.

[4] Net income for the year ended December 31, 2022 includes an impairment charge associated with goodwill at PowerSecure. Net income for the year ended December 31, 2021 includes impairment charges associated with two leveraged leases. Net income for the year ended December 31, 2021 also includes impairment charges totaling $84 million pretax ($67 million after tax) related to Southern Company Gas' investment in the PennEast Pipeline project. Impairment charges may occur in the future; however, the amounts and timing of any such charges are uncertain.

[5] Net income for the years ended December 31, 2023 and 2021 includes costs associated with the extinguishment of debt at Southern Company. Further debt extinguishment charges may occur at Southern Company or its non-regulated subsidiaries; however, the amounts and timing of any such costs are uncertain.

[6] Net income for the year ended December 31, 2023 includes charges totaling $96 million pretax ($72 million after tax) for estimated losses at Southern Company Gas associated with the Illinois Commission disallowances related to (i) its review of the Qualifying Infrastructure Plant (QIP) capital investments by Nicor Gas under the QIP rider, or Investing in Illinois program, and (ii) Nicor Gas' general base rate case proceeding. Further charges may occur; however, the amount and timing of any such charges are uncertain.

Cautionary Note Regarding Forward-Looking Statements

This proxy statement contains forward-looking statements based on current expectations and plans that involve risks and uncertainties. Forward-looking statements include, among other things, statements concerning key financial objectives, projected renewable energy generation additions, expected achievement of GHG emission reduction goals and the projected in-service date for Plant Vogtle Unit 4. Southern Company cautions that there are certain factors that could cause actual results to differ materially from the forward-looking information that has been provided. The reader is cautioned not to put undue reliance on this forward-looking information, which is not a guarantee of future performance and is subject to a number of uncertainties and other factors, many of which are outside the control of Southern Company; accordingly, there can be no assurance that such suggested results will be realized.

The following factors, in addition to those discussed in Southern Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as supplemented, and in subsequent securities filings, could cause actual results to differ materially from management expectations as suggested by such forward-looking information:

- the impact of recent and future federal and state regulatory changes, including tax, environmental and other laws and regulations to which Southern Company and its subsidiaries are subject, as well as changes in application of existing laws and regulations;

- the extent and timing of costs and legal requirements related to coal combustion residuals;

- current and future litigation or regulatory investigations, proceedings or inquiries, including litigation and other disputes related to the Kemper County energy facility and Plant Vogtle Units 3 and 4;

- the effects, extent and timing of the entry of additional competition in the markets in which Southern Company's subsidiaries operate, including from the development and deployment of alternative energy sources;

- variations in demand for electricity and natural gas;

- available sources and costs of natural gas and other fuels and commodities;

- the ability to complete necessary or desirable pipeline expansion or infrastructure projects, limits on pipeline capacity, public and policymaker support for such projects and operational interruptions to natural gas distribution and transmission activities;

- transmission constraints;

- the ability to control costs and avoid cost and schedule overruns during the development, construction and operation of facilities or other projects, including Plant Vogtle Unit 4 (which includes components based on new technology that only within the last several years began initial operation in the global nuclear industry at this scale), due to current and/or future challenges which include, but are not limited to, changes in labor costs, availability and productivity; challenges with the management of contractors or vendors; subcontractor performance; adverse weather conditions; shortages, delays, increased costs or inconsistent quality of equipment, materials and labor; contractor or supplier delay; the impacts of inflation; delays due to judicial or regulatory action; nonperformance under construction, operating or other agreements; operational readiness, including specialized operator training and required site safety programs; engineering or design problems or any remediation related thereto; design and other licensing-based compliance matters; challenges with start-up activities, including major equipment failure, or system integration; and/or operational performance; challenges related to pandemic health events; continued public and policymaker support for projects; environmental and geological conditions; delays or increased costs to interconnect facilities to transmission grids; and increased financing costs as a result of changes in interest rates or as a result of project delays;

- the ability to overcome or mitigate the current challenges, or challenges yet to be identified, at Plant Vogtle Unit 4 that could further impact the cost and schedule for the project;

- legal proceedings and regulatory approvals and actions related to past and ongoing construction projects, including PSC approvals and Federal Energy Regulatory Commission actions;

- under certain specified circumstances, a decision by holders of more than 10% of the ownership interests of Plant Vogtle Unit 4 not to proceed with construction;

Cautionary Note Regarding Forward-Looking Statements

▸ in the event Georgia Power becomes obligated to provide funding to Municipal Electric Authority of Georgia (MEAG Power) with respect to the portion of MEAG Power's ownership interest in Plant Vogtle Units 3 and 4 involving Jacksonville Electric Authority, any inability of Georgia Power to receive repayment of such funding;

▸ the ability to construct facilities in accordance with the requirements of permits and licenses (including satisfaction of NRC requirements), to satisfy any environmental performance standards and the requirements of tax credits and other incentives and to integrate facilities into the Southern Company system upon completion of construction;

▸ investment performance of the employee and retiree benefit plans and nuclear decommissioning trust funds;

▸ advances in technology, including the pace and extent of development of low- to no-carbon energy and battery energy storage technologies and negative carbon concepts;

▸ performance of counterparties under ongoing renewable energy partnerships and development agreements;

▸ state and federal rate regulations and the impact of pending and future rate cases and negotiations, including rate actions relating to return on equity, equity ratios, additional generating capacity and fuel and other cost recovery mechanisms;

▸ the ability to successfully operate the electric utilities' generating, transmission and distribution facilities, Southern Power's generation facilities and Southern Company Gas' natural gas distribution and storage facilities and the successful performance of necessary corporate functions;

▸ the inherent risks involved in operating and constructing nuclear generating facilities;

▸ the inherent risks involved in transporting and storing natural gas;

▸ the performance of projects undertaken by the non-utility businesses and the success of efforts to invest in and develop new opportunities;

▸ internal restructuring or other restructuring options that may be pursued;

▸ potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed or beneficial to Southern Company or its subsidiaries;

▸ the ability of counterparties of Southern Company and its subsidiaries to make payments as and when due and to perform as required;

▸ the ability to obtain new short- and long-term contracts with wholesale customers;

▸ the direct or indirect effect on the Southern Company system's business resulting from cyber intrusion or physical attack and the threat of cyber and physical attacks;

▸ global and U.S. economic conditions, including impacts from geopolitical conflicts, recession, inflation, interest rate fluctuations and financial market conditions, and the results of financing efforts;

▸ access to capital markets and other financing sources;

▸ changes in Southern Company's and any of its subsidiaries' credit ratings;

▸ the ability of Southern Company's electric utilities to obtain additional generating capacity (or sell excess generating capacity) at competitive prices;

▸ catastrophic events such as fires, earthquakes, explosions, floods, tornadoes, hurricanes and other storms, droughts, pandemic health events, political unrest, wars or other similar occurrences;

▸ the direct or indirect effects on the Southern Company system's business resulting from incidents affecting the U.S. electric grid, natural gas pipeline infrastructure or operation of generating or storage resources;

▸ impairments of goodwill or long-lived assets; and

▸ the effect of accounting pronouncements issued periodically by standard-setting bodies.

Southern Company expressly disclaims any obligation to update any forward-looking information.

Appendix A - Definitions of Key Terms

Term	Definition
Alabama Power or APC	Alabama Power Company
Benefits Protection Plan	Amended and Restated Southern Company Change in Control Benefits Protection Plan, effective August 15, 2022
CD&A	Compensation Discussion & Analysis
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Clawback Policy	Southern Company Clawback Policy, as adopted May 26, 2021 and amended and restated December 1, 2023
Director Deferred Compensation Plan	Deferred Compensation Plan for Outside Directors of The Southern Company, as amended and restated effective June 1, 2021 and subsequently amended thereafter effective June 1, 2021
EPRI	Electric Power Research Institute
EPS	Earnings per share
ESG	Environmental, social and governance
GAAP	Generally accepted accounting principles
Georgia Power or GPC	Georgia Power Company
GHG	Greenhouse gas
Gulf Power	Gulf Power Company, until January 1, 2019 a wholly-owned subsidiary of Southern Company
IGCC	Integrated coal gasification combined cycle, the technology originally approved for Mississippi Power's Kemper County Energy Facility
IRP	Integrated resource plan
LTI	Long-term incentive program offered under the 2021 Omnibus Plan
Mississippi Power or MPC	Mississippi Power Company
NEOs	Named Executive Officers
Nicor Gas	Northern Illinois Gas Company, a wholly-owned subsidiary of Southern Company Gas
Notice	Notice of internet availability of proxy materials
NYSE	New York Stock Exchange
2011 Omnibus Plan	Southern Company Omnibus Incentive Compensation Plan, approved by stockholders in 2011
2021 Omnibus Plan	The Southern Company 2021 Equity and Incentive Compensation Plan, approved by stockholders in 2021

Term	Definition
PennEast Pipeline	PennEast Pipeline Company, LLC, a joint venture in which Southern Company Gas has a 20% ownership interest
PowerSecure	PowerSecure, Inc., a wholly-owned subsidiary of Southern Company
R&D	Research and development
Recoupment Policy	The Southern Company and Covered Subsidiaries Compensation Recoupment Policy, as adopted effective December 1, 2023
SCS	Southern Company Services, Inc., the Southern Company system service company and a wholly-owned subsidiary of Southern Company
SEC	U.S. Securities and Exchange Commission
Sequent	Sequent Energy Management, L.P., a wholly-owned subsidiary of Southern Company Gas
Severance Plan	Southern Company Senior Executive Change in Control Severance Plan, as amended and restated effective August 15, 2022
Southern Company, Southern, the Company, we, us or our	The Southern Company
Southern Company Gas	Southern Company Gas, a wholly-owned subsidiary of Southern Company
Southern Company system	Southern Company, the traditional electric operating companies, Southern Power, Southern Company Gas, Southern Nuclear, SCS, Southern Linc, PowerSecure and other subsidiaries
Southern Linc	Southern Communications Services, Inc., a wholly-owned subsidiary of Southern Company, doing business as Southern Linc
Southern Nuclear	Southern Nuclear Operating Company, Inc., a wholly-owned subsidiary of Southern Company
Southern Power	Southern Power Company and its subsidiaries
Tax code or Code	Internal Revenue Code of 1986, as amended
TSR	Total shareholder return

Appendix B - Benefit Plan Summary

The following section provides information on compensation and benefit plans sponsored by the Company or its subsidiaries in which the Named Executives Officers participated during 2023.

Retirement Plans – Pension and Supplemental Pension Plans

Pension Plan. The Southern Company Pension Plan is a broad-based, funded tax-qualified defined benefit in which substantially all employees participate after one year of service. A participant's benefit formula in the Pension Plan is dependent upon the participant's date of hire.

Vesting. Normal retirement benefits become payable when participants attain age 65 and complete five years of participation. As of December 31, 2023, all of the NEOs were vested in their Pension Plan benefits. Participants who terminate employment after vesting can elect to have their pension benefits commence prior to age 65 provided they met the applicable early retirement age and service provisions. Early retirement Pension Plan benefits are reduced by actuarially determined factors, other than those benefits accrued under the Cash Balance Formula.

If a participant dies while actively employed and is vested in the Pension Plan as of the date of death, the participant's beneficiary is entitled to survivor benefits. If participants become totally disabled, periods that Social Security or employer-provided disability income benefits are paid will count as service for benefit calculation purposes. The crediting of this additional service ceases at the point a disabled participant elects to (a) commence retirement payments under the Final Average Earnings Formula or (b) qualifies for unreduced benefits under the Career Average Pay Formula. Outside of this extra service crediting, the normal Pension Plan provisions apply to disabled participants.

Benefit Formula - Final Average Earnings: The description below applies to each NEO, as participants hired by the Company before January 1, 2016.

► The plan benefit equals the greater of amounts computed using a 1.7% Offset Formula and a 1.25% Formula. The highest three years of pay out of a participant's last 10 calendar years of service are averaged to derive a final average earnings.

  • *1.7% Offset Formula*: 1.7% of final average earnings (base pay only) times years of credited service less an offset related to Social Security benefits.

  • *1.25% Formula*: 1.25% of final average earnings (base pay plus annual performance-based compensation earned) times years of credited service.

► Early retirement benefits become payable once plan participants have, during employment, attained age 50 and completed 10 years of credited service. Participants who retire early receive a 0.3% reduction for each month (3.6% for each year) prior to normal retirement that participants elect to have their benefit payments commence.

► As of December 31, 2023, all of the NEOs employed on that date and covered under the Final Average Earnings Formula were retirement eligible, other than Jim Kerr.

► For NEOs covered under the Final Average Earnings Formula, the number of years of credited service is one year less than the number of years of employment.

Payment of Benefits. The Pension Plan's benefit formulas produce amounts payable monthly over a participant's post-retirement lifetime. At retirement, plan participants can choose to receive their benefits from various forms of payment. All forms pay benefits monthly over the lifetime of the retiree or the joint lifetimes of the retiree and a beneficiary. An actuarial reduction applies if a retiring participant chooses a payment form other than a single life annuity. It is assumed that male Pension Plan participants are two years older than their spouses.

Limitations on Benefits. Benefits are limited to a statutory maximum. The statutory limit restricts eligible compensation under the pension plan; the limit for 2023 was $330,000.

Supplemental Benefit Plan (Pension-Related) (SBP-P). The SBP-P is an unfunded retirement plan that is not tax qualified. This plan makes highly-paid employees whole by (i) providing any benefits that the Pension Plan cannot pay due to the Limitations on Benefits described above and (ii) ignoring pay deferrals. When an SBP-P participant separates from service, vested monthly benefits provided by the benefit formulas described below are converted into a single sum value.

If the separating participant is a "specified employee" under Section 409A of the Code, the first installment will be delayed for 6 months after the date of separation.

Vesting. The SBP-P's vesting and early retirement provisions mirror those of the Pension Plan. Its disability provisions mirror those of the Pension Plan but cease upon a participant's separation from service. In the event of a change in control, the benefits accrued under the SBP-P through the date of such change in control will vest and become non-forfeitable.

Benefit Formula - Final Average Earnings: The discount rate used in the single sum value calculation is based on the 30-year U.S. Treasury yields for the September preceding the calendar year of separation, but not more than 6%.

Payment of Benefits - Final Average Earnings Formula: Vested participants subject to the Final Average Earnings Formula terminating prior to becoming retirement eligible will be paid their single sum value as of September 1 following the calendar year of separation. If the terminating participant is retirement-eligible, the single sum value will be paid in 10 annual installments starting shortly after separation. The unpaid balance of a retiree's single sum will be credited with interest at the prime rate published in *The Wall Street Journal*.

If an SBP-P participant who is subject to the Final Average Earnings Formula dies while active after becoming vested in the Pension Plan, the beneficiary of the deceased participant will receive the single sum value in installments as soon as possible following death. The single sum value is calculated as if the participant had survived to age 50 and discounted back to the payment date (if earlier). Spouse beneficiaries receive 100% and non-spouse beneficiaries receive 50% of the single sum value.

Supplemental Executive Retirement Plan (SERP). The SERP is an unfunded retirement plan that is not tax qualified. This plan provides highly-paid employees covered under the Final Average Earnings Formula additional benefits that the Pension Plan and the SBP-P would pay if the 1.7% offset formula calculations reflected a portion of annual performance-based compensation. The SERP was closed to new hires and future promotions effective January 1, 2016. The SERP's early retirement, survivor benefit and disability provisions mirror the SBP-P's provisions.

Vesting. SERP benefits do not vest until participants become eligible to retire, so no benefits are paid if a participant terminates prior to becoming retirement-eligible. The SERP benefits vest for participants who are not retirement-eligible upon a change in control.

Benefit Formula. To derive the SERP benefits, a final average pay is determined reflecting participants' base rates of pay and their annual performance-based compensation amounts, whether or not deferred, to the extent they exceed 15% of those base rates (ignoring statutory limits). This final average pay is used in the 1.7% offset formula to derive a gross benefit. The Pension Plan and the SBP-P benefits are subtracted from the gross benefit to calculate the SERP benefit.

Retirement Plans – Employee Savings Plan

Employee Savings Plan (ESP). The ESP is a 401(k) defined contribution plan covering substantially all employees.

Supplemental Benefit Plan (SBP). The SBP is a nonqualified deferred compensation plan where the Company can make contributions that are prohibited to be made under the ESP due to limits prescribed under the Code. Under the tax code, employer-matching contributions are prohibited under the ESP on employee contributions above stated limits and, if applicable, above legal limits set forth in the Code. The statutory limit for 2023 was $330,000. SBP contributions are treated as if invested in common stock and are payable in cash upon termination of employment in a lump sum or in up to 20 annual installments, at the election of the participant.

Incentive Plans

2021 Omnibus Plan. The Company's stockholders approved the 2021 Omnibus Plan in 2021 to provide cash awards and equity-based compensation to employees of the Southern Company system, non-employee directors of the Company and its subsidiaries, and certain other consultants or service providers.

PPP. The PPP is an annual cash incentive award program that provides the opportunity to receive an annual cash award based on the achievement of predetermined corporate, business unit, and individual performance goals to substantially all employees. The PPP goals may include financial performance, such as EPS, net income, or other financial goals at the business unit or operating company, or operational performance, such as safety, operations, culture, and other goals specific to each business unit or operating company. A threshold, target, and maximum payout is set for each participant.

Appendix B - Benefit Plan Summary

PPP payouts usually occur in March in the year following the applicable performance year. See page 55 for additional information about the PPP, the goals applicable to the NEOs, and the 2023 payouts. The PPP is a component program of the 2021 Omnibus Plan.

LTI Program. The use of shares of common stock as a component of our compensation program directly links compensation with long-term shareholder value creation and reward participants based on their continued service and/or performance. The following types of awards may be granted under the Omnibus Plan, as designated by the Compensation Committee: stock options, stock appreciation rights (SARs), restricted stock, RSUs, PSUs, PSUs, and cash-based awards. The Company currently has outstanding awards of stock options, RSUs, and PSUs, which are described below.

Stock Options. Stock options permit the holder to purchase shares of common stock at a specified price during specified time periods. The exercise price may not be less than the fair market value of common stock on the grant date. Fair market value is the closing price at which a share of Common Stock was trading on the grant date.

RSUs. RSUs provide an employee the opportunity to earn common stock, cash, or a combination thereof upon the achievement of predetermined performance- or time-based metrics. The Company's current compensation programs include RSUs as part of the annual LTI awards to eligible employees.

PSUs. PSUs provide an employee the opportunity to earn common stock if predetermined performance metrics are met for a predetermined performance period. The Company's current compensation programs include PSUs as part of the annual LTI awards to eligible employees.

Other Plans

Deferred Compensation Plan (DCP). The DCP is an unfunded plan that permits participants to defer income as well as certain federal, state and local taxes until a specified date or their retirement, disability, death or other separation from service. Up to 50% of base salary and up to 100% of performance-based non-equity compensation may be deferred at the election of eligible employees.

Under the DCP, participants make an annual election to choose how much compensation to defer, when those deferrals will be paid and how distributions will be paid (in one to ten annual installments).

DCP participants have five notional investment options: the stock equivalent account, the prime equivalent account and three equivalent index fund accounts. Under the terms of the DCP, participants are permitted to transfer between investments at any time.

DCP Notional Investment Account Options	Summary	2023 Rate of Return
Stock Equivalent Account	Treated as invested at a rate of return equivalent to that of an actual investment in common stock, including crediting dividend equivalents as paid by Southern Company	2.19%
Prime Equivalent Account	Treated as invested in prime interest rate compounding monthly, as published in *The Wall Street Journal* as the base rate on corporate loans posted as of the last business day of each month by at least 75% of the United States' largest banks	8.55%
Equivalent Index Fund Accounts	Treated as invested in one of the following:	
	▸ Equivalent Vanguard institutional 500 Index Fund	26.27%
	▸ Equivalent BlackRock Russell 2000 Index Fund	17.12%
	▸ Equivalent BlackRock EAFE Equity Index Fund	18.29%

As of January 1, 2018, all of the NEOs were eligible to participate in the DCP. There is no enhancement or acceleration of payments under the DCP associated with termination or change-in-control events, other amounts deferred prior to 2005 which can be paid as a lump sum per the Benefit Administration Committee's discretion. The lump sums that would be payable are those that are reported in the Nonqualified Deferred Compensation table.

The Southern Company Footprint



Southern Power
Combined-cycle facility
Peaking facility
Solar facility*
Wind facility
Energy storage
* Under Development
Southern Company Gas
LNG facilities
SouthStar
Natural gas storage
Renewable natural gas
PowerSecure
Owned and/or managed sites per state
HAWAII
PUERTO RICO
Service territories
Electric
Gas
Gas pipelines
Southern Natural Gas
Southern Company Gas

Our Companies

Electric Utilities

- Alabama Power
- Georgia Power
- Mississippi Power

Southern Power

- Leading U.S. wholesale energy provider
- About 55 natural gas, wind, and solar projects across U.S.

Southern Company Gas

- Natural gas distribution utilities in Georgia, Illinois, Tennessee and Virginia
- 77,900 miles of state-regulated natural gas distribution pipelines with 2,600 miles of intrastate natural gas transmission infrastructure

* *Under Development*

PowerSecure

- Distributed infrastructure technologies, energy efficiency and utility infrastructure solutions

Significant Recognition for our Accomplishments

From innovating our industry to making strides in sustainable energy, human capital management and corporate culture, we are recognized as a leader by customers, partners, investors and employees as well as the broader business community.



Corporate Culture

2024 World's Most Admired Companies by *Fortune* magazine (No. 1 in Electric & Natural Gas Utilities category)

Top utility on *Forbes* magazine's 2023 Best Large Employers in America (No. 15 overall of 500 large employers)

Among the 2023 Top 50 Companies for Diversity by *DiversityInc*. (8th consecutive year)

2023 Best for Vets: Employers by *The Military Times* (No. 1 in Energy-Utility-Gas-Electric category)

A 2023 Best Place to Work for LGBTQ Equality by Human Rights Campaign's Corporate Equality Index and maintained a 100% rating (7th consecutive year)



Transparency

2023 Most Trustworthy Companies in America by *Newsweek*

Consistent commitment to environmental transparency through CDP Climate Change Disclosure (A- score in 2022)

CPA-Zicklin Index of Corporate Political Disclosure "Trendsetter" for 2023

For more information on company awards and recognitions, please visit the Accolades page of our website at *www.southerncompany.com*.



Southern Company

SouthernCompany.com